


EMCOR
Build it. Power it. Service it.

To our shareholders,

Today, more than ever, organizations around the world are seeking ways to address society's most important issues. At EMCOR, we are proud to help our clients meet these challenges and thrive in an increasingly demanding global business environment...


FIRE

2002-2006 FINANCIAL HIGHLIGHTS

(in $ thousands, except per-share data)	**2006**	2005	2004	2003	2002
Revenues	**5,021,036**	4,696,603	4,698,126	4,477,046	3,943,504
Gross profit	**567,677**	498,415	443,059	476,311	479,140
Operating income	**118,044**	80,895	42,222	47,926	115,974
Net income	**86,634**	60,042	33,207	20,621	62,902
Diluted earnings per share	**2.65**	1.89	1.07	0.67	2.04
Stockholders' equity	**710,309**	615,436	562,361	521,356	489,870
Contract backlog	**3,496,590**	2,759,042	2,751,848	3,034,925	2,893,231



EMCOR Group, Inc., Board of Directors
From left: Richard F. Hamm, Jr.; Larry J. Bump; Albert Fried, Jr.; Frank T. MacInnis; Michael T. Yonker; David A. B. Brown; Stephen W. Bershad

opport

TO OUR SHAREHOLDERS



To be counted as a success, a modern, publicly owned company must fulfill a host of responsibilities—to its customers, employees, lenders, and shareholders.

By these measures, 2006 was our best year ever, in terms of not only our financial and operational performance but also the important role we played in solving problems for our customers and society as a whole. We demonstrated EMCOR's ability to participate in, and profit from, the management of some long-term issues with national and global significance, and we laid a strong foundation for our continuing role as a responsible employer and corporate citizen.

Our 2006 financial results were the best in our history. At EMCOR, the nature of our business and our markets means that "quality of earnings"—the ratio of operating cash flow to operating income—is critical to our ability to maximize liquidity, minimize debt, and enable EMCOR to be nimble and decisive when opportunities arise. I'm proud to report that 2006 operating income of $118 million, our best

unity





ever, was matched by a record $209 million in operating cash flow, which enables me to report a cash-rich and essentially debt-free year-end balance sheet. Annual revenues exceeded $5 billion for the first time, and shareholders' equity was $710 million, another record.

The strength and structural soundness of our year-end balance sheet was matched by our backlog, which stood at an all-time high of $3.5 billion as we entered 2007. Several years ago, we began a program to rebalance our contract portfolio, reducing our exposure to difficult markets with limited profit potential and enhancing our presence in higher-margin sectors with customers who appreciate and reward us for the quality and integrity of our services. Our market sector participation mirrors the recent growth in areas such as commercial and hospitality projects that will enable our customers to offer top-flight accommodations to their customers and employees.

There are global economic and social trends at work that will shape the way we live and the quality of our lives for generations to come. EMCOR will be a part of those trends—providing solutions to problems large and small, to directly benefit our customers and, indirectly, the world at large.

As I write this letter, the media are full of reports about the acceleration of **"GREEN"**—a byword for ecologically sensitive living and working. We at EMCOR have been busy in this sector for years. Our consultants, engineers, and construction and maintenance personnel can assist customers in nearly every aspect of their facilities' environmental performance. Of course, there is a great deal of concern about global warming and greenhouse-gas emissions

Revenues in millions

Year	Revenues
06	$5,021.0
05	$4,696.6
04	$4,698.1
03	$4,477.0
02	$3,943.5

Stockholders' Equity in millions

Year	Stockholders' Equity
06	$710.3
05	$615.4
04	$562.4
03	$521.4
02	$489.9

and their relationship to **ENERGY** usage and efficiency—another area in which EMCOR has long had expertise. Since the electrical and mechanical systems that we design, install, and manage are typically the major energy users in any modern facility, we're in a great position to help our customers reduce costs—and emissions—by modernizing their building systems and continually monitoring their performance.

Having spent part of my business career in the Middle East, I have long felt that clean, fresh **WATER** will become much more scarce and expensive as we advance through the 21st century. "Spot" water shortages will become much more frequent and widespread as a result of factors such as changing rainfall patterns and aquifer depletion. EMCOR is helping customers and communities meet this growing challenge with water distribution and wastewater treatment projects that help to optimize water quality, availability, and cost. EMCOR's presence in markets to which the US population is migrating—Sunbelt locations that are frequently water-poor and lack efficient systems—means that our services can contribute materially to the quality of life for residents.

People are not only migrating—we're also graying (although I'm still 39...). This means strong demand for **HEALTHCARE**-related facilities and services, including construction and management of hospitals, clinics, diagnostic and research facilities, and biopharm manufacturing. Medical and pharmaceutical facilities have been a major part of our project portfolio for many years due to their "system-rich" nature, and the aging of America means that we will be serving this growing market for years to come.

Finally, and sadly, we live in an increasingly dangerous world characterized by many kinds of threats to personal **SECURITY.** The systems EMCOR installs and maintains can protect facility occupants and visitors against fire, water and air contamination, and intrusion, and our monitoring capabilities can provide real-time assurance of occupant safety and building security day and night.

These real-world problems call for committed problem-solvers. EMCOR employees dedicate themselves daily, and long term, to the systems-based solutions that make life simpler, easier, and better for our customers and our communities.

In 2006, as in many years past, we benefited from the skills and loyalty of our 27,000 employees and from the support of our Board of Directors, our long-time customers, and you, our stockholders.

With your help EMCOR will strive to deliver world-class financial performance and provide real-time solutions to real-world problems for many years to come.



Frank T. MacInnis *Chairman and Chief Executive Officer*

Diluted EPS

Year	Diluted EPS
06	$2.65
05	$1.89
04	$1.07
03	$0.67
02	$2.04

Market Capitalization in millions

Year	Market Capitalization
06	$1,809.4
05	$1,050.1
04	$688.4
03	$659.9
02	$790.8

EMCOR SOLUTIONS:

We build, power, service, and protect the high-performance facilities in which people live, work, and play.

Our world is complex and becoming more so every day. Organizations and communities around the globe are seeking solutions to today's pressing issues—an aging, migrating population; threats from terrorism, disease, and natural disasters; increasing concern over energy supply and climate change. In short, we are all seeking solutions to major global challenges.

today's challenge



EMCOR Solutions:

Life Safety

Green

Facilities Diagnostics

Knowledge & Response

Mobile Services

tomorrow's opportunity



The many businesses of EMCOR help to address the issues of security, safety, health, and energy independence. We build, power, and service high-performance facilities that serve businesses and communities. We work with governments, large corporations, states, and municipalities, providing the solutions and specialized expertise to ensure that these facilities work flawlessly, efficiently, safely, and continuously. In doing so, we help strengthen, connect, and protect communities wherever we operate.

Our local operations are linked by our national infrastructure and strengthened by our status as a Fortune 500® company. Our workload speaks volumes about our recognized expertise in critical areas such as health care, homeland security, financial services, food processing, green construction, and water treatment. In 2006 alone, we initiated projects totaling over $3.7 billion, and our backlog at year end stood at over $3.5 billion.

Our network of 70 interconnected businesses in the United States, Canada, and the United Kingdom has helped us develop broad perspective, a strong and reputable brand, and a talented and loyal workforce. By anticipating and addressing industry and societal challenges, we strengthen businesses, serve communities, power our growth, and deliver consistent shareholder value. We will continue to do so for years to come.




Average life expectancies in the
United States and the United Kingdom
have reached record levels, and the
populations in these countries
are steadily aging.

KEY PROJECTS: → **Royal Broadgreen Hospital, Liverpool, UK:** Installation of mechanical and electrical systems for a modern acute-care hospital facility. → **Mazankowski Alberta Heart Institute, Edmonton, Alberta, Canada:** Construction of electrical and mechanical systems for five clinical levels, including a cardiovascula and cardiac care unit. → **Memorial Herman Hospital, Houston, Texas:** Installation of plumbing and HVAC systems for an 806,000 square-foot, 33-story tower for this hospital. → **BlackFan Research Center, Boston, Massachusetts:** Installation of HVAC systems for the Center for Life Sciences Building, an 18-story, 1.1 million square-foo facility. → **Trump International Hotel and Tower, Las Vegas, Nevada:** Installation of mechanical and plumbing systems for this 65-story, 842-room condominium and hote

→ In the countries in which we operate—the United States, Canada, and the United Kingdom—populations are steadily aging.

→ The US population is shifting toward the coastal areas, the West, and the Southwest. Arizona, one of the states in which we operate, is the fastest-growing state in the nation.

→ With more, and older, people comes increased demand for healthcare, long-term care, and hospitality services.



At EMCOR, we design, build, and service the highly specialized and sophisticated air-handling, air-quality, power, and life safety systems required by hospitals, long-term care facilities, hotels, and casinos. Our commissioning and recommissioning services help clients maximize efficiency, security, and air quality; control costs; and better meet the needs of the people they serve. Our **Knowledge and Response, Facilities Diagnostics, and Mobile Services Solutions** keep facilities and systems running continuously and in top working order.

That we began work on 169 healthcare and biotech projects in 2006 is a testament to our expertise in these industries. Another leading indicator of our presence and growth in these industries is our backlog, which at year-end, included healthcare projects representing $229 million.

Our experience in the hospitality industry enables us to help our clients meet the growing demand for hospitality and gaming services. We have a strong presence in Las Vegas, where our services have touched over 75 percent of the city's hotels and casinos, and our backlog for hospitality and gaming projects was $381 million at the end of 2006.

With our extensive knowledge and ability to serve these industries, and our significant presence in thriving urban areas, we are well positioned to capitalize on the growth of these sectors and benefit those they serve.

→ **Hotel Construction** (million square feet)


Hotel Growth
48.65
72
75
2005
2006
2007

At EMCOR, we are experts in
designing, building, and servicing high-performance facilities
that serve an aging, migrating society.

→ Were it to occur today, the 1906 San Francisco earthquake could cause economic damages of $400 billion.

→ The US government's 2007 budget request seeks more than $33.1 billion for homeland security not related to defense.


FIRE



EMCOR Life Safety Solutions help keep facilities up, running, and secure. We design, build, and service integrated fire-detection, fixed-suppression, intruder-alarm, access-control, video-surveillance, and emergency-power systems and services—all of which are critical to ensuring continuous operations in an emergency.

Through our **Knowledge & Response Solutions,** we maintain these critical systems so that they perform to our clients' standards. Our **Facilities Diagnostics Solutions** enable us to identify and prevent problems and ensure the top performance and continual operation of these systems.

In 2006 EMCOR acquired S.A. Comunale, Inc., a fire protection and mechanical services company with leading positions in the commercial, healthcare, government, and higher-education markets. Through this acquisition EMCOR has become one of the nation's largest providers of fire-protection systems and services.

→ **Backlog** (total dollar value in millions)


2,893
3,035
2,752
2,759
3,497
EXIT
2002
2003
2004
2005
2006

Our expertise in fire detection, suppression, and security systems has helped drive growth across many sectors of our contract backlog.

Our expertise in securing and protecting facilities— and those who live, work, and play in them— drives our business in key markets.


Fires resulted in **$10.7 billion in direct property loss in 2005.**

KEY PROJECTS: **Ronald Reagan Building, Washington, DC:** Operation and maintenance of, among others, emergency generators, a complex fire alarm system, and the Building Fire Command & Building Operations Center, in which EMCOR engineers make critical decisions on evacuation and the dispatch of emergency and life safety services. The US General Services Administration has given EMCOR the highest possible score in nine of ten performance categories for its work in this building.

The World Bank offices, Washington, DC: Construction of infrastructure, provision of services, facilities management, and support for life safety systems, emergency generators, and chillers for the 3.8 million square-foot space. **Bureau of State Office Buildings, Boston, Massachusetts:** Around-the-clock remote monitoring and mechanical and electrical operations and maintenance for a four-building, 1.8 million square-foot state office complex. **T. Marzetti Co., Kentucky:** Construction of mechanical, electrical, temperature-control, plant-automation, and fire-protection systems for a 220 thousand square-foot food-processing facility

→ Among the US government's priorities for homeland-security spending are food-processing plants, hospitals, military bases, nuclear power plants, and public airports—all facilities in which EMCOR has specialized expertise.

→ US Government Spending Priorities


5,000 public airports
120,000 miles of major railroads
5,800 registered hospitals
2,800 power plants
300,000 oil and natural gas production sites
87,000 food-processing plants



Our Facilities Services, Knowledge & Response, and Mobile Services Solutions help ensure the smooth, continuous operation of governmental facilities, including military bases, airports, and other facilities with special security needs. In 1997, for example, EMCOR Facilities Services' Specialist Services division began working with British Airways Corporate Security. EMCOR has since become a key mission-critical security services supplier to this customer at its Heathrow home and abroad.

More and more clients look to EMCOR to provide services for business continuity and disaster preparedness and recovery. In addition, our particular expertise in building and maintaining safety and security systems has enabled us to win a growing number of homeland security and base operations support projects.

As facilities hardening increases in importance in both the private and public sectors, EMCOR's experience and comprehensive capabilities in this area have positioned it well to continue to help secure government and business facilities long into the future.

The US government's projected defense spending in 2007 **totals approximately 4 percent of the country's gross domestic product.**



KEY PROJECTS **Operations support for the US Naval District Northwest bases, western Puget Sound, Washington:** Maintenance support for base hospitals, computer and data centers, and power transfer stations; the provision of security services by more than 100 armed guards; and collection and disposal of hazardous waste. **The Galveston National Laboratory at the University of Texas Medical Branch, ranked among the Top 40 Program Managers by *Engineering News Record*:** Installation of mechanical, plumbing, sheet-metal, and process-gas piping systems for the 180,000 square foot facility, which will house highly advanced research and support facilities for developing countermeasures against some of the world's most hazardous pathogens. **Kent Police Department's Medway Headquarters, Kent, UK:** Construction of mechanical, electrical, security, safety, power, radio, cellular, and water systems.

Today, green building methods can **lower a facility's ongoing operating costs** by more than 10 percent.







→ **Long Island Power Authority, Long Island, New York:** Evaluation, development, and field management of renewable-energy generation projects, including photovoltaic, wind, and wave and tidal power initiatives. → **Pacific Gas & Electric, Northern California:** Field inspection and verification of on-site power generation projects, including fuel cells, microturbines, and more conventional cogeneration systems, for California's Self Generation Incentive Program. → **GlaxoSmith Kline, UK:** Evaluate and make recommendations for building operations and management to reduce annual energy expenditures and carbon emissions

- → Commercial green construction is expected to increase 30 percent over the next five years, spurred by concerns over energy supply and climate change.
- → The US government and a growing number of states and cities now require new public buildings to meet the US Green Building Council's Leadership in Environmental Engineering and Design (LEED) standards, which include requirements for energy-efficient design and systems.
- → The products and services market for green building will likely exceed $12 billion in 2007.


→ Growth in Green Building
$20 BILLION
$8 BILLION
$800 MILLION
2000
2006
2010



Increasingly seen as a way to reduce resource consumption, cut energy costs, and, achieve energy independence, green building is here to stay. And **EMCOR Green Solutions** is here to provide comprehensive, sophisticated design/build services that enable clients to better manage their energy needs.

We perform energy audits to help clients determine their energy use and recommend ways to reduce consumption ranging from the simple, such as using compact fluorescent light bulbs and auto-timers, to the more complex, including the installation of photovoltaic systems. Our commissioning services ensure that buildings operate at maximum efficiency from day one, and our recommissioning services fine-tune existing facilities for maximum energy efficiency.

In addition, our green power generation, cogeneration, and waste-to-energy expertise help clients power their operations efficiently and continuously, on or off the grid.

With its expertise in green building and prominent presence in increasingly energy-conscious urban centers, EMCOR is uniquely positioned to capture opportunities in this growing market.

EMCOR's LEED Accredited Professionals help clients achieve their environmental objectives.



- → In the United States, commercial buildings account for 36% of total energy use and 30% of greenhouse gas emissions.
- → Water quality and scarcity is an ever-growing concern; today, a gallon of water costs more than a gallon of gasoline.
- → Nearly 300 US college campuses have taken initial steps to certify their buildings to LEED standards.
- → The US Green Building Council estimates that the green market for residential and commercial construction will reach $20 billion by 2010.

→ Increase in USGBC LEED-certified projects


299
PROJECTS
2006
202
PROJECTS
2005
119
PROJECTS
2004
46
PROJECTS
2003
21
PROJECTS
2002

EMCOR's Green, Knowledge & Response, Facilities Diagnostics, and Mobile Services Solutions play an important part in our clients' efforts to ensure the sustainability of their operations. Through these businesses we build, power, and service systems that help clients lower risk, increase sales and asset value, attract and retain talented employees, and build overall brand equity.

Our Green Solutions can help clients meet 75 percent of all LEED-certification standards points. Many of our engineers are LEED Accredited Professionals and are also accredited to the International Standards Organization and the Association of Energy Engineers. Their expertise in alternative-energy, efficiency, HVAC, lighting, water, and air-quality systems helps clients reduce energy use and improve quality of life in their facilities.

Our water-conservation and wastewater-treatment services improve water quality and reduce water usage and costs. As a result, our participation in the market for water and wastewater-treatment projects remains strong.

As the market for green construction continues its rapid growth—20 to 25 percent of new US commercial construction is expected to be green by 2009—EMCOR will use its considerable expertise to offer clients the benefits of building to environmentally sustainable standards.



Water and wastewater treatment projects constituted approximately **10 percent of our total contract backlog in 2006.**



KEY PROJECTS **Pitney Bowes, Inc., multiple US sites:** Conducted comprehensive energy audits and helped identify energy conservation initiatives across the country, including retrofitting lights, reconfiguring compressed-air systems, optimizing boilers, and cogenerating electricity. **University of California, Berkeley, California:** Will lead a study to identify optimum configuration for a solar-based power-generation project on campus; review will assess structure, equipment, electrical loads, interconnection, and economic feasibility of photovoltaic system. **Lake Region Water Treatment Plant, Belle Grade, Florida:** Construction of a state-of-the-art nanofiltration facility. **Water purification plant, Brooklyn, New York:** Construction of a state-of-the-art plant that treats 113 billion gallons of water per year.


Of the nearly 800 thousand children reported missing in the United States each year, **99 percent are found through law-enforcement efforts.**

My kid
he made the team.

→ **Affiliation with the National Center for Missing & Exploited Children® (NCMEC) to locate missing children:** Through our nationwide poster campaign, we have turned our fleet of more than 6,000 EMCOR Mobile Services trucks and vans into rolling billboards, each of which displays a photo of a missing child and the NCMEC hotline number. The posters are tailored to six different geographic zones spanning the entire country, and new photos are rotated in each month. → **Code Adam implementation:** We have trained hundreds of EMCOR facilities-services employees to implement Code Adam, a program originally developed by Wal-Mart associates, which mobilizes employees of a facility to locate a child when first reported missing. More than 800 cities and facilities throughout the United States participate in Code Adam. → **ACE Mentor Program:** EMCOR employees reach out to high-school students to encourage them to enter the fields of architecture, construction, and engineering.

EMCOR's business is fundamentally about people: We build, power, service, and protect the facilities in which they live, work, and play. We work to ensure the safety and security of a broad variety of buildings—including schools, office buildings, and hospitals—and to improve the safety of our employees, their families, and the communities in which they live and work. We have grown our business in many major US cities by maintaining a local focus on clients, employees, and their communities; in doing so, we have delivered continuous value to these stakeholders—and our shareholders—for more than 10 years.



Working within our communities. We put our strong national brand and visibility to work every day to assist people in the large urban areas in which we operate. Our flagship initiative is our nationwide **KidSafety™ program,** which includes our poster campaign to help raise awareness of children who are missing, our participation in Code Adam (see sidebar), and a website and materials that raise children's awareness of safety issues. With this initiative, we have brought increased awareness of the problem of missing children, and of the individuals themselves, to the streets of our communities.

Another key initiative is our **ACE Mentor Program,** which encourages high-school students to consider careers in architecture, construction, and engineering. ACE not only benefits the communities in which these children live and may eventually work but also cultivates a talented and diverse workforce.

Encouraging safety at work and at home. Our **ZERO Accident Program (ZAP)** instills in every EMCOR employee the belief that accidents can be prevented. In 2006 ZAP helped us to achieve a 15.4 percent reduction in our recordable accident rate while the total hours worked increased by 7 percent; five of our companies finished the year with zero recordable accidents. In fact, EMCOR's recordable accident rate in 2006 was lower than in 1999, even though the company has doubled its annual hours worked in the past seven years.

Our **Be There for Life Campaign** extends our ZAP program into our communities. Launched in January 2007, Be There for Life promotes safety practices both on the job and within homes, families, and communities.

These programs are an integral part of our business operations. As we grow, we will continue to build value for employees, communities, and other stakeholders.


ZAP
ere
ife!
AP ACCIDENTS

Our communities have helped make EMCOR what it is today.

We work hard to benefit them

and to build a promising future for our children.


EMCOR


EMCOR.
Build it. Power it. Service it.

There are global economic and social trends at work that will shape the way we live and the quality of our lives for generations to come. EMCOR will be a part of those trends—providing solutions to problems large and small, to directly benefit our customers and, indirectly, the world at large.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTIONS 13 or 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _______ to _______

Commission file Number 1-8267

EMCOR GROUP, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**11-2125338** (I.R.S. Employer Identification No.)
301 Merritt Seven Norwalk, Connecticut (Address of Principal Executive Offices)	**06851-1060** (Zip Code)

Registrant's telephone number, including area code: (203) 849-7800

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ☒ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant was approximately $1,293,000,000 as of the last business day of the registrant's most recently completed second fiscal quarter, based upon the closing sale price on the New York Stock Exchange reported for such date. Shares of common stock held by each officer and director and by each person who owns 5% or more of the outstanding common stock (based solely on filings of such 5% holders) have been excluded from such calculation as such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

Number of shares of the registrant's common stock outstanding as of the close of business on February 16, 2007: 31,840,696 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Part III. Portions of the definitive proxy statement for the 2007 Annual Meeting of Stockholders, which document will be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year to which this Form 10-K relates, are incorporated by reference into Items 10 through 14 of Part III of this Form 10-K.

TABLE OF CONTENTS

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FORWARD-LOOKING STATEMENTS

Certain information included in this report, or in other materials we have filed or will file with the Securities and Exchange Commission (the "SEC") (as well as information included in oral statements or other written statements made or to be made by us) contains or may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). Such statements are being made pursuant to the 1995 Act and with the intention of obtaining the benefit of the "Safe Harbor" provisions of the 1995 Act. Forward-looking statements are based on information available to us and our perception of such information as of the date of this report and our current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They contain words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "may," "can," "could," "might," variations of such wording and other words or phrases of similar meaning in connection with a discussion of our future operating or financial performance, and other aspects of our business, including market share growth, gross profit, project mix, projects with varying profit margins, selling, general and administrative expenses, and trends in our business and other characterizations of future events or circumstances. From time to time, forward-looking statements also are included in our other periodic reports on Forms 10-Q and 8-K, in press releases, in our presentations, on our web site and in other material released to the public. Any or all of the forward-looking statements included in this report and in any other reports or public statements made by us are only predictions and are subject to risks, uncertainties and assumptions, including those identified below in the "Risk Factors" section, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section, and other sections of this report, and in our Forms 10-Q for the three months ended March 31, 2006, June 30, 2006 and September 30, 2006 and in other reports filed by us from time to time with the SEC as well as in press releases, in our presentations, on our web site and in other material released to the public. Such risks, uncertainties and assumptions are difficult to predict, beyond our control and may turn out to be inaccurate causing actual results to differ materially from those that might be anticipated from our forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in our subsequent reports on Forms 10-K, 10-Q and 8-K should be consulted.

[This Page Intentionally Left Blank]

PART I

ITEM 1. BUSINESS

References to the "Company," "EMCOR," "we," "us," "our" and words of similar import refer to EMCOR Group, Inc. and its consolidated subsidiaries unless the context indicates otherwise.

General

We are one of the largest electrical and mechanical construction and facilities services firms in the United States, Canada, the United Kingdom and in the world. In 2006, we had revenues of approximately $5.0 billion. We provide services to a broad range of commercial, industrial, utility and institutional customers through approximately 70 principal operating subsidiaries and joint venture entities. Our offices are located throughout the United States, in Canada and in the United Kingdom. In the United Arab Emirates, we carry on business through two joint ventures. Our executive offices are located at 301 Merritt Seven, Norwalk, Connecticut 06851-1060, and our telephone number at those offices is (203) 849-7800.

We specialize in providing construction services relating to electrical and mechanical systems in facilities of all types and in providing comprehensive services for the operation, maintenance and management of substantially all aspects of such facilities, commonly referred to as "facilities services."

We design, integrate, install, start-up, operate and maintain various electrical and mechanical systems, including:

- Electric power transmission and distribution systems;
- Premises electrical and lighting systems;
- Low-voltage systems, such as fire alarm, security and process control systems;
- Voice and data communications systems;
- Roadway and transit lighting and fiber optic lines;
- Heating, ventilation, air conditioning, refrigeration and clean-room process ventilation systems;
- Fire protection systems;
- Plumbing, process and high-purity piping systems;
- Water and wastewater treatment systems; and
- Central plant heating and cooling systems.

Our facilities services businesses, which support the operation of a customer's facilities, include:

- Site-based operations and maintenance;
- Mobile maintenance and services;
- Facilities management;
- Installation and support for building systems;
- Technical consulting and diagnostic services;
- Small modification and retrofit projects; and
- Program development, management and maintenance for energy systems.

These facilities services are provided to a wide range of commercial, industrial, utility and institutional facilities, including those to which we also provide construction services and others to which construction services are provided by others. Our varied facilities services are frequently combined to provide integrated service packages which include operations and maintenance, mobile services and facility improvement programs.

We provide construction services and facilities services directly to corporations, municipalities and other governmental entities, owners/developers and tenants of buildings. We also provide these services indirectly by acting as a subcontractor to general contractors, systems suppliers and other subcontractors. Worldwide, we have approximately 27,000 employees.

Our revenues are derived from many different customers in numerous industries which have operations in several different geographical areas. Of our 2006 revenues, approximately 81% were generated in the United States and approximately 19% were generated internationally. In 2006, approximately 48% of revenues were derived from new construction projects, 23% were derived from renovation and retrofit of customer's existing facilities and 29% were derived from facilities services operations.

The broad scope of our operations is more particularly described below. For information regarding the revenues, operating income and total assets of each of our segments with respect to each of the last three fiscal years, and our revenues and assets attributable to the United States, Canada, the United Kingdom and all other foreign countries, see Note M - Segment Information of the notes to consolidated financial statements included in this report.

Operations

The electrical and mechanical construction services industry has a high growth rate due principally to the ever increasing content and complexity of electrical and mechanical systems in all types of projects. This increasing content and complexity is, in part, a result of the expanded use of computers and more technologically advanced voice and data communications, lighting and environmental control systems in all types of facilities. For these reasons, buildings need extensive electrical distribution systems. In addition, advanced voice and data communication systems require more sophisticated power supplies and extensive low-voltage and fiber-optic communications cabling. Moreover, the need for substantial environmental controls within a building, due to the heightened need for climate control to maintain extensive computer systems at optimal temperatures, and the demand for environmental control in individual spaces have created expanded opportunities for the electrical and mechanical services and facilities services businesses.

Electrical and mechanical construction services primarily involve the design, integration, installation and start-up of: (a) electric power transmission and distribution systems, including power cables, conduits, distribution panels, transformers, generators, uninterruptible power supply systems and related switch gear and controls; (b) premises electrical and lighting systems, including fixtures and controls; (c) low-voltage systems, such as fire alarm, security and process control systems; (d) voice and data communications systems, including fiber-optic and low-voltage copper cabling; (e) roadway and transit lighting and fiber-optic lines; (f) heating, ventilation, air conditioning, refrigeration and clean-room process ventilation systems; (g) fire protection systems; (h) plumbing, process and high-purity piping systems; (i) water and wastewater treatment systems; and (j) central plant heating and cooling systems.

Electrical and mechanical construction services generally fall into one of two categories: (a) large installation projects with contracts often in the multi-million dollar range that involve construction of industrial and commercial buildings and institutional and public works facilities or the fit-out of large blocks of space within commercial buildings and (b) smaller installation projects typically involving fit-out, renovation and retrofit work.

Our United States electrical and mechanical construction services operations accounted for about 57% of our 2006 revenues, of which revenues approximately 65% were related to new construction and approximately 35% were related to renovation and retrofit projects. Our United Kingdom and Canada electrical and mechanical construction services operations accounted for approximately 13% of our 2006 revenues, of which revenues approximately 74% were related to new construction and approximately 26% were related to renovation and retrofit projects. We provide electrical and mechanical construction services for both large and small installation and renovation projects. Our largest projects include those: (a) for institutional use (such as water and wastewater treatment facilities, hospitals, correctional facilities and research laboratories); (b) for industrial use (such as pharmaceutical plants, steel, pulp and paper mills, chemical, automotive and semiconductor manufacturing facilities and oil refineries); (c) for transportation projects (such as highways, airports and transit systems); (d) for commercial use (such as office buildings, data centers, hotels, casinos, convention centers, sports stadiums, shopping malls and resorts); and (e) for power generation and energy management projects. Our largest projects, which typically range in size from $10.0 million up to and occasionally exceeding $50.0 million and are frequently multi-year projects, represented about 28% of our construction services revenues in 2006.

Our projects of less than $10.0 million accounted for approximately 72% of our 2006 electrical and mechanical construction services revenues. These projects are typically completed in less than one year. They usually involve electrical and mechanical construction services when an end-user or owner undertakes construction or modification of a facility to accommodate a specific use. These projects frequently require electrical and mechanical systems to meet special needs such as critical systems power supply, fire protection systems, special environmental controls and high-purity air systems, sophisticated electrical and mechanical systems for data centers, trading floors in financial services businesses, new production lines in manufacturing plants and office arrangements in existing office buildings. They are not usually dependent upon the new construction market. Demand for these projects and types of services is often prompted by the expiration of leases, changes in technology or changes in the customer's plant or office layout in the normal course of a customer's business.

We perform services pursuant to contracts with owners, such as corporations, municipalities and other governmental entities, general contractors, systems suppliers, construction managers, developers, other subcontractors and tenants of commercial properties. Institutional and public works projects are frequently long-term complex projects that require significant technical and management skills and the financial strength to obtain bid and performance bonds, which are often a condition to bidding for and winning these projects.

We also install and maintain lighting for streets, highways, bridges and tunnels, traffic signals, computerized traffic control systems, and signal and communication systems for mass transit systems in several metropolitan areas. In addition, in the United States, we manufacture and install sheet metal air handling systems for both our own mechanical construction operations and for unrelated mechanical contractors. We also maintain welding and pipe fabrication shops in support of some of our mechanical operations.

Our United States facilities services segment, as well as our other segments, provide facilities services to a wide range of commercial, industrial and institutional facilities, including both those for which we have provided construction services and those for which construction services were provided by others. Facilities services are frequently bundled to provide integrated service packages and are provided on a mobile basis or by our employees based at customer sites.

These facilities services, which generated approximately 29% of our 2006 revenues, are provided to owners, operators, tenants and managers of all types of facilities both on a contract basis for a specified period of time and on an individual task order basis.

In 1997, we established a subsidiary to expand our facilities services operations in North America (primarily in the United States). This division has built on our traditional electrical and mechanical services operations, facilities services activities at our electrical and mechanical contracting subsidiaries, and our client relationships, as well as acquisitions, to expand the scope of services being offered and to develop packages of services for customers on a regional, national and global basis.

Our United States facilities services division now offers a broad range of facilities services, including maintenance and service of electrical and mechanical systems, which we have historically provided to customers following completion of construction projects, and site-based operations and maintenance, mobile maintenance and services, facilities management, installation and support for building systems, technical consulting and diagnostic services, small modification and retrofit projects and program development, management and maintenance of energy systems.

We have experienced an expansion in the demand for our facilities services which we believe is driven by customers' decisions to focus on their own core competencies, customers' programs to reduce costs, the increasing technical complexity of their facilities and their mechanical, electrical, voice and data and other systems, and the need for increased reliability, especially in electrical and mechanical systems. These trends have led to outsourcing and privatization programs whereby customers in both the private and public sectors seek to contract out those activities that support, but are not directly associated with, the customer's core business. Our clients requiring facilities services include the federal government, utilities and major corporations in information technology, telecommunications, pharmaceuticals, financial services, publishing and manufacturing.

In Washington D.C., we are the second largest facilities services provider to the federal government behind the General Services Administration and currently provide services to such preeminent buildings as the Ronald Reagan Building, the second largest federal government facility after the Pentagon. This division of our facilities services business pursuant to which we provide facilities services to the federal government at military bases or government buildings is subject to renegotiation of profit, termination by the government prior to the expiration of the term and non-renewal by the U.S. government.

We currently provide facilities services in 28 states and as part of our operations are responsible for: (a) the oversight of all or most of a business' facilities operations, including operation and maintenance; (b) the oversight of logistical processes; (c) tenant services and management; (d) servicing, upgrade and retrofit of HVAC, electrical, plumbing and industrial piping and sheet metal systems in existing facilities; and (e) diagnostic and solution engineering for building systems and their components.

Our United Kingdom subsidiary also has a division that focuses on facilities services. This division currently provides a full range of facilities services to public and private sector customers under multi-year agreements.

Our EMCOR Energy Services business designs, constructs and operates energy-related projects and facilities on a turn-key basis. Currently, we operate 18 central heating and cooling plants/power and cogeneration facilities and provide maintenance services for high-voltage and boiler systems under multi-year contracts. In addition, we provide consulting and national program energy management services under multi-year agreements. Our energy services business' recent projects include: (a) engineering, procurement and construction of two waste-to-energy projects; (b) construction of a 1.5 megawatt cogeneration facility for Johnson & Johnson; and (c) provision of evaluation, engineering, project development, and construction management services for the San Francisco Public Utilities Commission, Pacific Gas & Electric Company, Southern California Edison, and Long Island Power Authority for self generation and alternative generation projects and a wide range of conservation and efficiency projects. Over the past five years, we have completed more than 90 energy-related projects ranging from basic life safety standby systems to complete utility grade peaking power plants and cogeneration/central utility plants supplying thermal and power requirements completely separated from utilities' electrical grids. This business is reported within our United States facilities services segment.

We believe that our electrical and mechanical construction services, facilities services and energy services activities are complementary, permitting us to offer customers a comprehensive package of services. The ability to offer construction services, facilities services and energy services enhances our competitive position with customers. Furthermore, our facilities services operations tend to be less cyclical than our construction operations because facilities services are more responsive to the needs of an industry's operational requirements rather than its construction requirements.

Competition

We believe that the electrical and mechanical construction services business is highly fragmented and our competition includes thousands of small companies across the United States and around the world. We compete with national, regional and local companies, many of which are small, owner-operated entities that operate in a limited geographic area. However, there are a few public companies focused on providing electrical and mechanical construction services, such as Integrated Electrical Services, Inc. and Comfort Systems USA, Inc. A majority of our revenues are derived from projects requiring competitive bids; however, an invitation to bid is often conditioned upon prior experience, technical capability and financial strength. Because we have total assets, annual revenues, net worth, access to bank credit and surety bonding and expertise significantly greater than most of our competitors, we believe we have a significant competitive advantage over our competitors in providing electrical and mechanical construction services. Competitive factors in the electrical and mechanical construction services business include: (a) the availability of qualified and/or licensed personnel; (b) reputation for integrity and quality; (c) safety record; (d) cost structure; (e) relationships with customers; (f) geographic diversity; (g) the ability to control project costs; (h) experience in specialized markets; (i) the ability to obtain surety bonding; (j) adequate working capital; and (k) access to bank credit.

While the facilities services business is also highly fragmented with most competitors operating in a specific geographic region, a number of large corporations such as Johnson Controls, Inc., Fluor Corp., UNICCO Service Company, Washington International, Inc., CB Richard Ellis Group, Inc., Jones Lang LaSalle, ABM Facility Services and Linc Facility Services, LLC are engaged in this field, as are large original equipment manufacturers such as Carrier Corp. and Trane Air Conditioning. The key competitive factors in the facilities services business include price, service, quality, technical expertise, geographic scope and the availability of qualified personnel and managers. Due to our size, both financial and geographic, and our technical capability and management experience, we believe we are in a strong competitive position in the facilities services business.

Employees

We presently employ approximately 27,000 people, approximately 69% of whom are represented by various unions pursuant to more than 400 collective bargaining agreements between our individual subsidiaries and local unions. We believe that our employee relations are generally good. Only two of these collective bargaining agreements are national or regional in scope.

Backlog

We had backlog as of December 31, 2006 of approximately $3.50 billion, compared with backlog of approximately $2.76 billion as of December 31, 2005. Backlog is not a term recognized under United States generally accepted accounting principles; however, it is a common measurement used in our industry. Backlog includes unrecognized revenues to be realized from uncompleted construction contracts plus unrecognized revenues expected to be realized over the remaining term of the facilities services contracts. However, if the remaining term of a facilities services contract exceeds 12 months, the unrecognized revenues attributable to such contract included in backlog are limited to only 12 months of revenues.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Our Internet address is www.emcorgroup.com. We make available free of charge on or through www.emcorgroup.com our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Our Board of Directors has an audit committee, a compensation and personnel committee and a nominating and corporate governance committee. Each of these committees has a formal charter. We also have Corporate Governance Guidelines, which includes guidelines regarding related party transactions, a Code of Ethics for our Chief Executive Officer and Senior Financial Officers, and a Code of Ethics and Business Conduct for Directors, Officers and Employees. Copies of these charters, guidelines and codes, and any waivers or amendments to such codes which are applicable to our executive officers, senior financial officers or directors, can be obtained free of charge from our web site, www.emcorgroup.com.

In addition, you may request a copy of the foregoing filings (excluding exhibits), charters, guidelines and codes and any waivers or amendments to such codes which are applicable to our executive officers, senior financial officers or directors, at no cost by writing to us at EMCOR Group, Inc., 301 Merritt Seven, Norwalk, CT 06851-1060, Attention: Corporate Secretary, or by telephoning us at (203) 849-7800.

ITEM 1A. RISK FACTORS

Our business is subject to a variety of risks, including the risks described below as well as adverse business and market conditions and risks associated with foreign operations. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not known to us or not described below which we have not determined to be material may also impair our business operations. You should carefully consider the risks described below, together with all other information in this report, including information contained in the "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures about Market Risk" sections. If any of the following risks actually occur, our business, financial condition and results of operations could be adversely affected, and we may not be able to achieve our goals. Such events may cause actual results to differ materially from expected and historical results, and the trading price of our common stock could decline.

An economic downturn may lead to less demand for our services. If the general level of economic activity slows, our ultimate customers may delay or cancel new projects. For example, economic downturns in the past have led to increased bankruptcies and pricing pressures. These factors contribute to the delay and cancellation of projects, especially with respect to more profitable private sector work, and impact our operations and ability to continue to grow at historical levels. A number of other factors, including financing conditions for the industries we serve, could further adversely affect our ultimate customers and their ability or willingness to fund capital expenditures in the future or pay for past services. In addition, consolidation, competition or capital constraints in the industries of our ultimate customers may result in reduced spending by such customers. If economic conditions do not continue to improve, or if there is another economic downturn, reducing in particular the availability of more profitable private sector work, our results of operations are likely to be adversely affected.

An increase in the price of certain materials used in our businesses could adversely affect our businesses. We are exposed to market risk of fluctuations in certain commodity prices of materials such as copper and steel utilized in both our construction and facilities services operations. We are also exposed to increases in energy prices, particularly as they relate to gasoline prices for our fleet of over 6,000 vehicles.

Our industry is highly competitive. Our industry is served by numerous small, owner-operated private companies, a few public companies and several large regional companies. In addition, relatively few barriers prevent entry into some of our businesses. As a result, any organization that has adequate financial resources and access to technical expertise may become one of our competitors. Competition in our industry depends on numerous factors, including price. Certain of our competitors have lower overhead cost structures and, therefore, are able to provide their services at lower rates than we are currently able to provide. In addition, some of our competitors have greater resources than we do. We cannot be certain that our competitors will not develop the expertise, experience and resources necessary to provide services that are superior in both price and quality to our services. Similarly, we cannot be certain that we will be able to maintain or enhance our competitive position within the industry or maintain a customer base at current levels. We may also face competition from the in-house service organizations of existing or prospective customers, particularly with respect to facilities services. Many of our customers employ personnel who perform some of the same types of services that we do. We cannot be certain that our existing or prospective customers will continue to outsource facilities services in the future.

Our business may also be affected by adverse weather conditions. Adverse weather conditions, particularly during the winter season, could affect our ability to perform efficient work outdoors in certain regions of the United States, the United Kingdom and Canada. As a result, we could experience reduced revenue in the first and fourth quarters of each year. In addition, cooler than normal temperatures during the summer months could reduce the need for our services, and we may experience reduced revenues and profitability during the period such weather conditions persist.

Our business may be affected by the work environment. We perform our work under a variety of conditions, including but not limited to, difficult terrain, difficult site conditions and busy urban centers where delivery of materials and availability of labor may be impacted, clean-room environments where strict procedures must be followed and sites which may have been exposed to environmental hazards. Performing work under these conditions can negatively affect efficiency and, therefore, our profitability.

Our dependence upon fixed price contracts could adversely affect our business. We currently generate, and expect to continue to generate, a significant portion of our revenues under fixed price contracts. We must estimate the costs of completing a particular project to bid for fixed price contracts. The cost of labor and materials, however, may vary from the costs we originally estimated. These variations, along with other risks, inherent in performing fixed price contracts, may cause actual revenues and gross profits from projects to differ from those we originally estimated and could result in reduced profitability or losses on projects. Depending upon the size of a particular project, variations from the estimated contract costs can have a significant impact on our operating results for any fiscal quarter or year.

We could incur additional costs to cover guarantees. In some instances, we guarantee completion of a project by a specific date, achievement of certain performance standards or performance of our services at a certain standard of quality. If we subsequently fail to meet such guarantees, we may be held responsible for costs resulting from such failure. Such failure could result in our payment in the form of contractually agreed upon liquidated or other damages. To the extent that any of these events occur, the total costs of a project could exceed the original estimated costs, and we would experience reduced profits or, in some cases, a loss.

Many of our contracts, especially our facilities services contracts, may be canceled on short notice, and we may be unsuccessful in replacing such contracts if they are canceled or as they are completed or expire. We could experience a decrease in revenue, net income and liquidity if any of the following occur:

- customers cancel a significant number of contracts;
- we fail to win a significant number of our existing contracts upon rebid;
- we complete a significant number of non-recurring projects and cannot replace them with similar projects; or
- we fail to reduce operating and overhead expenses consistent with any decrease in our revenue.

We may be unsuccessful at generating internal growth. Our ability to generate internal growth will be affected by, among other factors, our ability to:

- expand the range of services offered to customers to address their evolving needs;
- attract new customers; and
- increase the number of projects performed for existing customers.

In addition, our customers may reduce the number or size of projects available to us due to their inability to obtain capital or pay for services provided. Many of the factors affecting our ability to generate internal growth may be beyond our control, and we cannot be certain that our strategies will be successful or that we will be able to generate cash flow sufficient to fund our operations and to support internal growth. If we are not successful, we may not be able to achieve internal growth, expand operations or grow our business.

The departure of key personnel could disrupt our business. We depend on the continued efforts of our senior management. The loss of key personnel, or the inability to hire and retain qualified executives, could negatively impact our ability to manage our business. However, we have executive development and management succession plans in place in order to minimize any such negative impact.

We may be unable to attract and retain qualified employees. Our ability to grow and maintain productivity and profitability will be limited by our ability to employ, train and retain skilled personnel necessary to meet our requirements. We cannot be certain that we will be able to maintain an adequate skilled labor force necessary to operate efficiently and to support our growth strategy or that labor expenses will not increase as a result of a shortage in the supply of these skilled personnel. Labor shortages or increased labor costs could impair our ability to maintain our business or grow our revenues.

Our failure to comply with environmental laws could result in significant liabilities. Our operations are subject to various environmental laws and regulations, including those dealing with the handling and disposal of waste products, PCBs and fuel storage. A violation of such laws and regulations may expose us to liabilities, including remediation costs and fines. We own and lease many facilities. Some of these facilities contain fuel storage tanks which may be above or below ground. If these tanks were to leak, we could be responsible for the cost of remediation as well as potential fines. As a part of our business, we also install fuel storage tanks and are sometimes required to deal with hazardous materials, all of which may expose us to environmental liability.

In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or leaks, or the imposition of new clean-up requirements could require us to incur significant costs or become the basis for new or increased liabilities that could harm our financial condition and results of operations. In certain instances, we have obtained indemnification or covenants from third parties (including predecessors or lessors) for such clean-up and other obligations and liabilities that we believe are adequate to cover such obligations and liabilities. However, such third-party indemnities or covenants may not cover all of such costs or third-party indemnitors may default on their obligations. In addition, unanticipated obligations or liabilities, or future obligations and liabilities, may have a material adverse effect on our business operations or financial condition. Further, we cannot be certain that we will be able to identify, or be indemnified for, all potential environmental liabilities relating to any acquired business.

Adverse resolution of litigation may harm our operating results or financial condition. We are a party to lawsuits most of which are in the normal course of our business. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse affect on our business, operating results, financial condition, and in some cases, on our reputation. See Item 3. Legal Proceedings for more information regarding certain lawsuits in which we are involved.

Opportunities within the government sector could lead to increased governmental regulation applicable to us and unrecoverable start-up costs. Most government contracts are awarded through a regulated competitive bidding process. As we pursue increased opportunities in the government arena, particularly in our facilities services segment, management's focus associated with the start-up and bidding process may be diverted away from other opportunities. If we are to be successful in being awarded additional government contracts, a significant amount of costs could be required before any revenues are realized from these contracts. In addition, as a government contractor we are subject to a number of procurement rules and other regulations, any deemed violation of which could lead to fines or penalties or a loss of business. Government agencies routinely audit and investigate government contractors. Government agencies may review a contractor's performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. If government agencies determine through these audits or reviews that costs are improperly allocated to specific contracts, they will not reimburse the contractor for those costs or may require the contractor to refund previously reimbursed costs. If government agencies determine that we are engaged in improper activity, we may be subject to civil and criminal penalties. Government contracts are also subject to renegotiation of profit, termination by the government prior to the expiration of the term and non-renewal by the government.

A significant portion of our business depends on our ability to provide surety bonds. We may be unable to compete for or work on certain projects if we are not able to obtain the necessary surety bonds. Our construction contracts frequently require that we obtain from surety companies and provide to our customers payment and performance bonds as a condition to the award of such contracts. Such surety bonds secure our payment and performance obligations.

Surety market conditions have in the last few years become more difficult as a result of significant losses incurred by many surety companies, both in the construction industry as well as in certain large corporate bankruptcies. Consequently, less overall bonding capacity is available in the market than in the past, and surety bonds have become more expensive and restrictive. Further, under standard terms in the surety market, surety companies issue bonds on a project-by-project basis and can decline to issue bonds at any time or require the posting of additional collateral as a condition to issuing any bonds.

Current or future market conditions, as well as changes in our sureties' assessment of their operating and financial risk, could cause our surety companies to decline to issue, or substantially reduce the amount of, bonds for our work and could increase our bonding costs. These actions can be taken on short notice. If our surety companies were to limit or eliminate our access to bonding, our alternatives would include seeking bonding capacity from other surety companies, increasing business with clients that do not require bonds and posting other forms of collateral for project performance, such as letters of credit, or cash. We may be unable to secure these alternatives in a timely manner, on acceptable terms, or at all. Accordingly, if we were to experience an interruption or reduction in the availability of bonding capacity, we may be unable to compete for or work on certain projects.

We are effectively self-insured against many potential liabilities. Although we maintain insurance policies with respect to a broad range of risks, including automobile liability, general liability, workers compensation and employee group health, these policies do not cover all possible claims and certain of the policies are subject to large deductibles. Accordingly, we are effectively self-insured for a substantial number of actual and potential claims. Our estimates for unpaid claims and expenses are based on known facts, historical trends and industry averages utilizing the assistance of an actuary. We reflect these liabilities in our balance sheet as "Other accrued expenses and liabilities" and "Other long-term obligations." The determination of such estimated liabilities and their appropriateness are reviewed and updated at least quarterly. However, these liabilities are difficult to assess and estimate due to many relevant factors, the effects of which are often unknown, including the severity of an injury or damage, the determination of liability in proportion to other parties, the timeliness of reported claims, the effectiveness of our risk management and safety programs and the terms and conditions of our insurance policies. Our accruals are based upon known facts, historical trends and our reasonable estimate of future expenses, and we believe such accruals are adequate. However, unknown or changing trends, risks or circumstances, such as increases in claims, a weakening economy, increases in medical costs, changes in case law or legislation or changes in the nature of the work we perform, could render our current estimates and accruals inadequate. In such case, adjustments to our balance sheet may be required and these increased liabilities would be recorded in the period that the experience becomes known. Insurance carriers may be unwilling, in the future, to provide our current levels of coverage without a significant increase in insurance premiums and/or collateral requirements to cover our deductible obligations. Increased collateral requirements may be in the form of additional letters of credit, and an increase in collateral requirements could significantly reduce our liquidity. If insurance premiums increase, and/or if insurance claims are higher than our estimates, our profitablilty could be adversely affected.

Our results of operations could be adversely affected as a result of goodwill impairments. When we acquire a business, we record an asset called "goodwill" equal to the excess amount paid for the business, including liabilities assumed, over the fair value of the tangible and intangible assets of the business acquired. In 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations" which requires that all business combinations be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination be recognized as assets apart from goodwill. FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("Statement 142") provides that goodwill and other intangible assets that have indefinite useful lives not be amortized, but instead must be tested at least annually for impairment, and intangible assets that have finite useful lives should continue to be amortized over their useful lives. Statement 142 also provides specific guidance for testing goodwill and other non-amortized intangible assets for impairment. Statement 142 requires management to make certain estimates and assumptions to allocate goodwill to reporting units and to determine the fair value of reporting unit net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, investment rates, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Fair value is determined using discounted estimated future cash flow. Absent any impairment indicators, we perform impairment tests annually each October 1. Impairments, if any, would be recognized as operating expenses and would adversely affect profitability.

Amounts included in our backlog may not result in actual revenue or translate into profits. Many of our contracts do not require purchase of a minimum amount of services. In addition, many contracts are cancelable on short notice. We have historically experienced variances in the components of backlog related to project delays or cancellations resulting from weather conditions, external market factors and economic factors beyond our control, and we may experience such delays or cancellations in the future. If our backlog fails to materialize, we could experience a reduction in revenue and a decline in profitability which would result in a deterioration of our financial condition, profitability and liquidity.

We account for the majority of our construction projects using the percentage-of-completion accounting method; therefore, variations of actual results from our assumptions may reduce our profitability. We recognize revenue on construction contracts using the percentage-of-completion accounting method. See Application of Critical Accounting Policies in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. Under the percentage-of-completion accounting method, we record revenue as work on the contract progresses. The cumulative amount of revenue recorded on a contract at a specified point in time is that percentage of total estimated revenue that incurred costs to date bear to total estimated costs. Accordingly, contract revenue and total cost estimates are reviewed and revised monthly as the work progresses. Adjustments are reflected in contract revenue in the period when such estimates are revised. Estimates are based on management's reasonable assumptions and experience, but are only estimates. Variation of actual results from assumptions on an unusually large project or on a number of average size projects could be material. We are also required to immediately recognize the full amount of the estimated loss on a contract when estimates indicate such a loss. Such adjustments and accrued losses could result in reduced profitability which could negatively impact our cash flow from operations.

Certain provisions of our corporate governance documents could make an acquisition of us, or a substantial interest in us, more difficult. The following provisions of our certificate of incorporation and bylaws, as currently in effect, as well as our stockholder rights plan and Delaware law, could discourage potential proposals to acquire us, delay or prevent a change in control of us or limit the price that investors may be willing to pay in the future for shares of our common stock:

- our certificate of incorporation permits our board of directors to issue "blank check" preferred stock and to adopt amendments to our bylaws;
- our bylaws contain restrictions regarding the right of our stockholders to nominate directors and to submit proposals to be considered at stockholder meetings;
- our certificate of incorporation and bylaws restrict the right of our stockholders to call a special meeting of stockholders and to act by written consent;
- we are subject to provisions of Delaware law which prohibit us from engaging in any of a broad range of business transactions with an "interested stockholder" for a period of three years following the date such stockholder becomes classified as an interested stockholder; and
- we adopted a stockholder rights plan that could cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors or permitted by our stockholder rights plan.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our operations are conducted primarily in leased properties. The following table lists major facilities, both leased and owned, and identifies the business segment that is the principal user of each such facility.

	Approximate Square Feet	Lease Expiration Date, Unless Owned
Corporate Headquarters		
301 Merritt Seven Norwalk, Connecticut	32,500	10/31/09
Operating Facilities		
4050 Cotton Center Boulevard Phoenix, Arizona (a)	30,603	3/31/08
1200 North Sickles Drive Tempe, Arizona (b)	29,000	Owned
601 S. Vincent Avenue Azusa, California (c)	33,450	10/31/08
3208 Landco Drive Bakersfield, California (c)	49,875	6/30/07
1168 Felser Street El Cajon, California (b)	48,360	8/31/10
24041 Amador Street Hayward, California (b)	40,000	10/31/11
25601 Clawiter Road Hayward, California (b)	34,800	6/30/14
4462 Corporate Center Drive Los Alamitos, California (c)	57,863	8/14/11
825 Howe Road Martinez, California (c)	109,800	12/31/12
8670 Younger Creek Drive Sacramento, California (a)	54,135	1/13/12
9505 and 9525 Chesapeake Drive San Diego, California (c)	25,124	12/31/11
4405 and 4420 Race Street Denver, Colorado (b)	31,340	9/30/16
345 Sheridan Boulevard Lakewood, Colorado (c)	63,000	Owned
3145 Northwoods Parkway Norcross, Georgia (c)	25,808	1/31/12
400 Lake Ridge Drive Smyrna, Georgia (a)	30,000	3/30/12
3100 Woodcreek Drive Downers Grove, Illinois (c)	55,551	7/31/17
1406 Cardinal Court Urbana, Illinois (b)	33,750	10/1/07
7614 and 7720 Opportunity Drive Fort Wayne, Indiana (b)	136,695	10/31/08
2655 Garfield Road Highland, Indiana (c)	45,816	6/30/11
3100 Brinkerhoff Road Kansas City, Kansas (b)	42,836	11/30/07
2118 W. Harry Wichita, Kansas (b)	25,600	8/31/07

	Approximate Square Feet	Lease Expiration Date, Unless Owned
4530 Hollins Ferry Road Baltimore, Maryland (b)	26,792	Owned
80 Hawes Way Stoughton, Massachusetts (a) (b)	36,000	6/10/13
3555 W. Oquendo Road Las Vegas, Nevada (c)	90,000	11/30/08
348 New Country Road Secaucus, New Jersey (b)	37,905	12/31/07
301 and 305 Suburban Avenue Deer Park, New York (b)	33,535	3/31/10
111-01 and 109-15 14th Avenue College Point, New York (c)	82,000	2/28/11
516 West 34th Street New York, New York (c)	25,000	6/30/12
Two Penn Plaza New York, New York (a) (c)	55,891	1/31/16
704 Clinton Avenue South Rochester, New York (a)	30,000	7/31/11
2900 Newpark Drive Barberton, Ohio (b)	88,131	9/30/13
10,14,15,17 and 21 West Voorhees Street Cincinnati, Ohio (a)	34,189	9/30/11
3976 Southern Avenue Cincinnati, Ohio (a)	44,815	12/31/08
2300-2310 International Street Columbus, Ohio (c)	25,500	10/31/07
9815 Roosevelt Boulevard Philadelphia, Pennsylvania (a)	33,405	11/30/11
4067 New Getwell Road Memphis, Tennessee (a)	36,000	8/28/07
5550 Airline Drive Houston, Texas (b)	78,483	12/31/09
512 Norwood Drive Houston, Texas (b)	28,000	12/31/09
515 Norwood Drive Houston, Texas (b)	25,780	12/31/09
1574 South West Temple Salt Lake City, Utah (c)	120,904	12/31/07
320 23rd Street Arlington, Virginia (a)	43,028	3/5/10
22930 Shaw Road Dulles, Virginia (c)	32,616	2/28/15
3280 Formex Road Richmond, Virginia (a)	30,640	7/31/08
8657 South 190th Street Kent, Washington (b)	46,125	6/30/08
6950 Gisholt Drive Madison, Wisconsin (b)	32,000	5/30/09
400 Parkdale Avenue N. Hamilton, Ontario, Canada (d)	48,826	5/24/11

We believe that our property, plant and equipment are well maintained, in good operating condition and suitable for the purposes for which they are used.

See Note K - Commitments and Contingencies of the notes to consolidated financial statements for additional information regarding lease costs. We utilize substantially all of our leased or owned facilities and believe there will be no difficulty either in negotiating the renewal of our real property leases as they expire or in finding alternative space, if necessary.

(a) Principally used by a company engaged in the "United States facilities services" segment.
(b) Principally used by a company engaged in the "United States mechanical construction and facilities services" segment.
(c) Principally used by a company engaged in the "United States electrical construction and facilities services" segment.
(d) Principally used by a company engaged in the "Canada construction and facilities services" segment.

ITEM 3. LEGAL PROCEEDINGS

In July 2003, our subsidiary, Poole and Kent Corporation ("Poole & Kent"), was served with a subpoena duces tecum by a grand jury empanelled by the United States District Court for the District of Maryland investigating, among other things, public corruption and fraud in the use of minority and woman-owned business enterprises. On April 26, 2004, Poole & Kent was identified as a target of that investigation. Poole & Kent has cooperated with investigators from the time it first learned of the investigation, has responded to various subpoenas and requests for documents and other information, and, in the course of its cooperation with investigators, has waived its attorney client privilege and other client/lawyer confidentiality protections. In connection with such investigation, on September 6, 2005, a former employee of Poole & Kent and his wife pled guilty to federal mail fraud charges that they used a fraudulent woman's owned business enterprise ("WBE") in order to enrich themselves, to help Poole & Kent qualify for certain public construction projects and to corrupt a former Maryland state senator. The former employee also pled guilty to filing a false federal personal income tax return as a result of his failure to report on his federal income tax return the value of free work that was done at his home by Poole & Kent. On October 17, 2005, the grand jury returned an indictment charging W. David Stoffregen ("Stoffregen"), the former President and Chief Executive Officer of Poole & Kent, and a former Maryland state senator and his wife with racketeering, mail fraud and related offenses, related to the fraudulent WBE and corruption schemes. On October 26, 2005, a former Poole & Kent project manager pled guilty to making false statements to federal investigators during the grand jury investigation. More recently, on October 20, 2006, Stoffregen's former administrative assistant pled guilty to a charge of misprision of a felony for deliberately withholding from investigators and the grand jury a scheme by Stoffregen to defraud Poole & Kent. On December 4, 2006, Stoffregen entered a plea of guilty to racketeering conspiracy, mail fraud and tax charges, related to the fraudulent WBE scheme, his efforts to corrupt the Maryland state senator and his defrauding of Poole & Kent. Poole & Kent had terminated Stoffregen prior to his indictment in October 2005 because of his refusal to cooperate with federal investigators.

On March 14, 2003, John Mowlem Construction plc ("Mowlem") presented a claim in arbitration against our United Kingdom subsidiary, EMCOR Group (UK) plc (formerly named EMCOR Drake & Scull Group plc) ("D&S"), in connection with a subcontract D&S entered into with Mowlem with respect to a project for the United Kingdom Ministry of Defence at Abbey Wood in Bristol, U.K. Mowlem seeks damages arising out of alleged defects in the D&S design and construction of the electrical and mechanical engineering services for the project. Mowlem's claim is for 39.5 million British pounds sterling (approximately $77.3 million), which includes costs allegedly incurred by Mowlem in connection with rectification of the alleged defects, overhead, legal fees, delay and disruption costs related to such defects, and interest on such amounts. The claim also includes amounts in respect of liabilities that Mowlem accepted in connection with a settlement agreement it entered into with the Ministry of Defence and which it claims are attributable to D&S. D&S believes it has good and meritorious defenses to the Mowlem claim. D&S has denied liability and has asserted a counterclaim for approximately 11.6 million British pounds sterling (approximately $22.7 million) for certain design, labor and delay and disruption costs incurred by D&S in connection with its subcontract with Mowlem.

A civil action (the "First Anti-Trust Action") is pending against our subsidiary Forest Electric Corp. ("Forest") and seven other defendants in the United States District Court for the Southern District of New York under the Sherman Act and New York common law by competitors whose employees are not members of International Brotherhood of Electrical Workers, Local #3 (the "IBEW"). The action alleges, among other things, that Forest, six other electrical contractors and the IBEW from at least 1996 through 2002, conspired to prevent competition and to monopolize the market for telecommunications wiring services in the New York City area thereby excluding plaintiffs from wiring jobs in that market. Plaintiffs allege they have lost profits as a result of this concerted activity and seek damages in the amount of $50.0 million after trebling plus attorney's fees and unspecified compensatory and punitive damages on their common law claims. However, plaintiffs' damages expert has stated in his pre-trial deposition that he estimates plaintiffs' total damages of $8.7 million before trebling. Forest has denied the allegations of wrongdoing set forth in the complaint, and pre-trial discovery has been completed. No trial date has been set by the Court. Defendants are scheduled to move for summary judgment dismissing all claims in February 2007. The parties do not know when the motion will be decided, and there is no assurance that the motion will be granted in the action.

Another civil action (the "Second Anti-Trust Action") is pending against Forest and seven other defendants in the United States District Court for the Southern District of New York under the Sherman Act and New York common law by a competitor, who is one of the plaintiffs in the First Anti-Trust Action described above, and whose employees are not members of the IBEW. The Second Anti-Trust Action alleges, among other things, that Forest, six other electrical contractors (four of whom were named as defendants in the First Anti-Trust Action) and the IBEW conspired from at least January 2003 to prevent competition in the market for telecommunications wiring services in the New York City area thereby excluding plaintiffs from wiring jobs in that market. Plaintiff alleges that it lost profits as a result of the concerted activity and seeks an undetermined amount of damages for its anti-trust claims, which it seeks to have trebled, plus attorneys' fees and alleges $30.0 million in compensatory damages and unspecified punitive damages for its common law claims. Forest has not yet answered the complaint.

We are involved in other proceedings in which damages and claims have been asserted against us. We believe that we have a number of valid defenses to such proceedings and claims and intend to vigorously defend ourselves and do not believe that any significant liabilities will result.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted for a vote of security holders, through the solicitation of proxies or otherwise, during the quarter ended December 31, 2006.

EXECUTIVE OFFICERS OF THE REGISTRANT

Frank T. MacInnis, Age 60; Chairman of the Board and Chief Executive Officer of the Company since April 1994. Mr. MacInnis was elected to the additional position of President on February 26, 2004 and served as such until October 25, 2004. He also served as President of the Company from April 1994 to April 1997. From April 1990 to April 1994, Mr. MacInnis served as President and Chief Executive Officer, and from August 1990 to April 1994 as Chairman of the Board, of Comstock Group, Inc., a nationwide electrical contracting company. From 1986 to April 1990, Mr. MacInnis was Senior Vice President and Chief Financial Officer of Comstock Group, Inc. In addition, from 1986 to April 1994, Mr. MacInnis was also President of Spie Group Inc., which had interests in Comstock Group, Inc., Spie Construction Inc., a Canadian pipeline construction company, and Spie Horizontal Drilling Inc., a U.S. company, engaged in underground drilling for the installation of pipelines and communications cable.

Anthony J. Guzzi, Age 42; President and Chief Operating Officer since October 25, 2004. From August 2001, until he joined the Company, Mr. Guzzi served as President of the North American Distribution and Aftermarket Division of Carrier Corporation ("Carrier"). Carrier is a manufacturer and distributor of commercial and residential HVAC and refrigeration systems and equipment and a provider of aftermarket services and components of its own products and those of other manufacturers in both the HVAC and refrigeration industries. From January 2001 to August 2001, Mr. Guzzi was President of Carrier's Commercial Systems and Services Division and from June 1998 to December 2000, he was Vice President and General Manager of Carrier's Commercial Sales and Services Division.

Sheldon I. Cammaker, Age 67 ; Executive Vice President and General Counsel of the Company since September 1987 and Secretary of the Company since May 1997. Prior to September 1987, Mr. Cammaker was a senior partner of the New York City law firm of Botein, Hays & Sklar.

Mark A. Pompa, Age 42; Executive Vice President and Chief Financial Officer of the Company since April 3, 2006. From June 2003 to April 2, 2006, Mr. Pompa was Senior Vice President - Chief Accounting Officer of the Company, and from June 2003 to January 2007, Mr. Pompa was also Treasurer of the Company. From September 1994 to June 2003, Mr. Pompa was Vice President and Controller of the Company.

R. Kevin Matz, Age 48; Senior Vice President - Shared Services of the Company since June 2003. From April 1996 to June 2003, Mr. Matz served as Vice President and Treasurer of the Company and Staff Vice President - Financial Services of the Company from March 1993 to April 1996. From March 1991 to March 1993, Mr. Matz was Treasurer of Sprague Technologies Inc., a manufacturer of electronic components.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information. Our common stock trades on the New York Stock Exchange under the symbol "EME".

The following table sets forth high and low sales prices for our common stock for the periods indicated as reported by the New York Stock Exchange, adjusted for a 2-for-1 stock split effected in the form of a 100% stock distribution made on February 10, 2006:

2006	High	Low
First Quarter	$49.96	$33.75
Second Quarter	$52.65	$42.22
Third Quarter	$57.70	$42.66
Fourth Quarter	$63.89	$53.26
2005	**High**	**Low**
First Quarter	$24.95	$20.90
Second Quarter	$25.50	$21.76
Third Quarter	$29.76	$24.15
Fourth Quarter	$36.14	$27.98

Holders. As of February 16, 2007, there were 106 stockholders of record and, as of that date, we estimate there were approximately 10,900 beneficial owners holding our common stock in nominee or "street" name.

Dividends. We did not pay dividends on our common stock during 2006 or 2005, and we do not anticipate that we will pay dividends on our common stock in the foreseeable future. Our working capital credit facility limits the payment of dividends on our common stock.

Securities Authorized for Issuance Under Equity Compensation Plans. The following table summarizes, as of December 31, 2006, equity compensation plans that were approved by stockholders and equity compensation plans that were not approved by stockholders. The information in the table and in the Notes thereto have been adjusted for the 2-for-1 stock split effected on February 10, 2006.

Equity Compensation Plan Information

	A	B	C
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity Compensation Plans Approved by Security Holders	1,355,189	$23.77	916,560(2)
Equity Compensation Plans Not Approved by Security Holders	1,911,084(1)	$18.94	51,058(3)
Total	3,266,273	$20.94	967,618

(1) 34,666 shares relate to outstanding options to purchase shares of our common stock which were granted to our employees (other than executive officers) (the "Employee Options"), 1,785,866 shares relate to outstanding options to purchase shares of our common stock which were granted to our executive officers (the "Executive Options"), 24,000 shares relate to outstanding options to purchase shares of our common stock which were granted to our Directors (the "Director Options"), and 66,552 shares relate to restricted common stock units ("RSUs") described below under "Restricted Share Units."

(2) Includes 95,862 shares of our common stock available for future issuance under our 1997 Non-Employee Directors' Non-Qualified Stock Option Plan (the "1997 Directors' Plan"), 600 shares of our common stock available for future issuance under our 2003 Management Stock Incentive Plan, 772,238 shares of our common stock available for future issuance under our 2005 Management Stock Incentive Plan and 47,860 shares of our common stock available for future issuance under our 2005 Stock Plan for Directors. The shares available for future issuance under our 2003 and 2005 Management Stock Incentive Plans may be issuable in respect of options and/or stock appreciation rights granted under the Plan and/or may also be issued pursuant to the award of restricted stock, unrestricted stock and/or awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, our common stock. Our shares of common stock that remain available for issuance under our 2005 Stock Plan for Directors are issuable to each non-employee director who elects to receive $40,000 of his non-cash annual retainer in shares of our common stock. The number of shares issuable to each such director is determined by dividing $40,000 by the fair market value of a share of our common stock as of the first business day of each calendar year and increasing such resulting number by 20%. One-half of such shares are to be delivered to the director promptly after the first business day of the calendar year, and the other half are held by us for one year after which they are to be delivered to the director.

(3) Represents shares relating to the grant of RSUs.

Employee Options

The Employee Options referred to in note (1) to the immediately preceding table under Equity Compensation Plan Information (the "Table") vest over three years in equal annual installments, commencing with the first anniversary of the date of grant of the Employee Options. Our Board of Directors granted such Employee Options to certain of our key employees based upon their performance. Those Employee Options have an exercise price per share equal to the fair market value of a share of our common stock on their respective grant dates and have a term of ten years from the grant date.

Executive Options

The references below to numbers of options and to option exercise prices have been adjusted for the 2-for-1 stock split effected on February 10, 2006.

180,000 of the Executive Options referred to in note (1) to the Table were granted to six of our executive officers in connection with their employment agreements with us, which employment agreements were made as of January 1, 1998, as amended (the "1998 Employment Agreements") and have since expired. Pursuant to the terms of the 1998 Employment Agreements, each such executive officer received a fixed number of Executive Options on the first business day of 2000 and 2001 with respective exercise prices of $8.78 and $12.72 per share; in addition, Mr. MacInnis, our Chairman of the Board and Chief Executive Officer, received an additional grant under his 1998 Employment Agreement of an option to purchase 400,000 shares with an exercise price of $9.88 per share. Such Executive Options vested on the first anniversary of the grant date, other than the option granted to Mr. MacInnis for 400,000 shares which vested in four equal installments based upon our common stock reaching target stock prices of $12.50, $15.00, $17.50 and $20.00.

1,205,866 of the Executive Options referred to in note (1) to the Table were granted to six executive officers in connection with employment agreements with us, which employment agreements were dated January 1, 2002 (the "2002 Employment Agreements") and have since expired, and 60,000 of the Executive Options were granted to Mr. Anthony Guzzi, our President and Chief Operating Officer, when he joined us in October 2004. Of these Executive Options, (i) an aggregate amount of 275,800 of such Executive Options were granted on December 14, 2001 (exercisable in full upon grant) with an exercise price of $20.85 per share, (ii) an aggregate amount of 231,400 of such Executive Options were granted on January 2, 2002 with an exercise price of $23.18 per share, (iii) an aggregate amount of 253,870 of such Executive Options were granted on January 2, 2003 with an exercise price of $27.37 and (iv) an aggregate amount of 384,796 of such Executive Options were granted on January 2, 2004 with an exercise price of $21.92. The Executive Options referred to above in clause (i) were exercisable in full on the grant date; the Executive Options referred to above in clauses (ii), (iii) and (iv) provided that they were exercisable as follows: one-fourth on the grant date, one-fourth on the first anniversary of the grant date, one-fourth on the second anniversary of the grant date and one-fourth on the last business day of the calendar year immediately preceding the third anniversary of the grant date. During 2004, the out-of-the-money Executive Options referred to in clauses (iii) and (iv) were vested in full in anticipation of a change in accounting rules requiring the expensing of stock options beginning in January 2006. The options granted to Mr. Guzzi are exercisable in three equal annual installments, commencing with the first anniversary of the date of grant.

Each of the Executive Options granted have a term of ten years from their respective grant dates and an exercise price per share equal to the fair market value of a share of common stock on their respective grant dates.

Director Options

The references below to numbers of options and to option exercise prices have been adjusted for the 2-for-1 stock split effected on February 10, 2006.

During 2002, each of our non-employee directors received 4,000 Director Options. These options were in addition to the 6,000 options to purchase our common stock that were granted to each non-employee director under our 1995 Non-Employee Directors' Non-Qualified Stock Option Plan, which plan has been approved by our stockholders. The price at which such Director Options are exercisable is equal to the fair market value per share of common stock on the grant date. The exercise price per share of the Director Options is $27.75 per share, except those granted to Mr. Michael T. Yonker, upon his election to the Board on October 25, 2002, which have an exercise price of $25.88 per share. All of these options became exercisable commencing with the grant date and have a term of ten years from the grant date.

Restricted Share Units

An Executive Stock Bonus Plan (the "Stock Bonus Plan") was adopted by our Board of Directors in October 2000 and amended on December 11, 2003. Pursuant to the Stock Bonus Plan, as amended, 25% of the annual bonus earned by each executive officer is automatically credited to him in the form of Restricted Stock Units ("RSUs") that will subsequently be converted into shares of our common stock at a 15% discount from the fair market value of common stock as of the date the annual bonus is determined. The units are to be converted into shares of common stock and delivered to the executive officer on the earliest of: (i) the first business day following the day upon which we release to the public generally our results in respect of the fourth quarter of the third calendar year following the year in respect of which the RSUs were granted ("Release Date"); (ii) the executive officer's termination of employment for any reason;

or (iii) immediately prior to a "change of control" (as defined in the Stock Bonus Plan). In addition, pursuant to the Stock Bonus Plan, each executive officer was permitted at his election to cause all or part of his annual bonus not automatically credited to him in the form of RSUs under the Stock Bonus Plan to be credited to him in the form of units ("Voluntary Units") that will subsequently be converted into common stock at a 15% discount from the fair market value of common stock as of the date the annual bonus is determined. An election to accept Voluntary Units under the Stock Bonus Plan had to be made at least six months prior to the end of calendar year in respect of which the bonus will be payable. These Voluntary Units are to be converted into shares of common stock and delivered to the executive officer on the earliest of (i) the date elected by the executive officer, but in no event earlier than the Release Date, (ii) the executive officer's termination of employment or (iii) immediately prior to a "change of control."

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data has been derived from our audited financial statements and should be read in conjunction with the consolidated financial statements, the related notes thereto and the report of our independent registered public accounting firm thereon included elsewhere in this and in previously filed annual reports on Form 10-K of EMCOR.

As required, the results of operations for all years presented have been adjusted to reflect a 2-for-1 stock split effected in the form of a 100% stock distribution made February 10, 2006. See Note H - Common Stock of the notes to consolidated financial statements for additional information. The results of operations for all years presented reflect discontinued operations accounting due to the sale of a subsidiary in 2006 and in 2005.

Income Statement Data
(In thousands, except per share data)

	Years Ended December 31,				
	2006	2005	2004	2003	2002
Revenues	$5,021,036	$4,696,603	$4,698,126	$4,477,046	$3,943,504
Gross profit	567,677	498,415	443,059	476,311	479,140
Operating income	118,044	80,895	42,222	47,926	115,974
Net income	$ 86,634	$ 60,042	$ 33,207	$ 20,621	$ 62,902
Basic earnings per share - continuing operations	$ 2.76	$ 1.96	$ 1.09	$ 0.70	$ 2.13
Basic earnings per share - discontinued operations	(0.02)	(0.03)	(0.00)	(0.01)	(0.01)
	$ 2.74	$ 1.93	$ 1.09	$ 0.69	$ 2.12
Diluted earnings per share - continuing operations	$ 2.67	$ 1.92	$ 1.07	$ 0.68	$ 2.05
Diluted earnings per share - discontinued operations	(0.02)	(0.03)	(0.00)	(0.01)	(0.01)
	$ 2.65	$ 1.89	$ 1.07	$ 0.67	$ 2.04

Balance Sheet Data
(In thousands)

	As of December 31,				
	2006	2005	2004	2003	2002
Stockholders' equity (1)	$ 710,309	$ 615,436	$ 562,361	$ 521,356	$ 489,870
Total assets	$2,089,023	$1,778,941	$1,817,969	$1,795,247	$1,758,491
Goodwill	$ 288,165	$ 283,412	$ 279,432	$ 277,994	$ 290,412
Notes payable	$ —	$ —	$ —	$ —	$ 21,815
Borrowings under working capital credit lines	$ —	$ —	$ 80,000	$ 139,400	$ 112,000
Other long-term debt, including current maturities	$ 332	$ 387	$ 476	$ 589	$ 1,015
Capital lease obligations	$ 1,566	$ 1,570	$ 1,662	$ 339	$ 351

(1) No cash dividends on the Company's common stock have been paid during the past five years.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We are one of the largest electrical and mechanical construction and facilities services firms in the United States, Canada, the United Kingdom and in the world. We provide services to a broad range of commercial, industrial, utility and institutional customers through approximately 70 principal operating subsidiaries and joint venture entities. Our offices are located throughout the United States, in Canada and in the United Kingdom. In the United Arab Emirates, we carry on business through two joint ventures.

Overview

The following table presents selected financial data for the fiscal years ended December 31, 2006, 2005 and 2004 (in millions, except percentages and earnings per share):

	2006	2005	2004
Revenues	$5,021.0	$4,696.6	$4,698.1
Revenues increase from prior year	6.9%	—	4.9%
Operating income	$ 118.0	$ 80.9	$ 42.2
Operating income as a percentage of revenues	2.4%	1.7%	0.9%
Net income	$ 86.6	$ 60.0	$ 33.2
Diluted earnings per share	$ 2.65	$ 1.89	$ 1.07
Cash flows provided by operating activities	$ 209.3	$ 145.7	$ 43.6

Our results of operations for 2006 benefited from a strong commercial construction business cycle and a greater availability of generally higher gross margin work in the United States than was the case in 2005. All of our operating segments reported positive operating income for 2006 for the first time since 2002, exclusive of our Other international construction and facilities services segment that consisted of two small joint ventures in the Middle East during this time period. In particular, the commercial, hospitality, high-tech, food and pharmaceutical sectors contributed to the general improvement in our United States construction profits. Our United States facilities services segment benefited from the addition of new site-based facilities services contracts and strong demand for mobile services. Our United States mechanical construction and facilities services segment also benefited from the absence of an $11.7 million non-cash expense recorded in 2005 with respect to a civil action. Included in net income from continuing operations were favorable income tax adjustments of $16.1 million and $17.5 million for 2006 and 2005, respectively. The general market improvements in results for 2006 were partially offset by fewer transportation infrastructure and financial services projects, which had produced higher operating margins in 2005 than in 2006 and had increased the reported operating income as a percentage of revenues for 2005, and by larger than usual losses on certain contracts particularly within the United States electrical construction and facilities services segment. Additionally, our 2006 results, when compared to 2005, were negatively impacted by the absence of a $5.6 million favorable insurance settlement, which primarily affected the United States electrical construction and facilities services segment. 2006 results also were negatively impacted by a $4.0 million expense, or $0.07 per basic and diluted share after income tax, relating to the effect of the adoption of Statement No. 123(R) "Share-Based Payment" ("Statement 123(R)") issued by the Financial Accounting Standards Board ("FASB").

Cash flows provided by operating activities were $209.3 million for 2006, compared to $145.7 million for 2005. Our 2006 year ending cash and cash equivalents balance was $273.7 million compared to $103.8 million at the end of 2005. This improvement was primarily attributable to improved billing and collection practices and settlement of certain large contract claims and disputes. We continued to restructure parts of our business during 2006 resulting in $1.6 million of restructuring expense, which was primarily related to the reduction of personnel and leased facilities in our United States facilities services segment.

Our net income and diluted earnings per share for 2005 compared to 2004 were positively impacted by: (a) generally improved performance on United States and United Kingdom construction contracts; (b) greater availability of generally higher margin discretionary project work in the United States and United Kingdom; (c) favorable income tax adjustments of $17.5 million; (d) the settlement of an insurance coverage related dispute which contributed approximately $5.6 million to operating income; (e) a generally improved economic environment, particularly for the United States and United Kingdom commercial construction industry; and (f) reduced losses in our Canada construction and facilities services segment. The favorable income tax adjustments of $17.5 million were comprised of a reversal of $22.7 million in income tax reserves that were no longer required, partially offset by a $5.2 million income tax provision related to a valuation allowance recorded to reduce deferred tax assets related to net operating losses and other temporary differences of our Canada construction and facilities services segment. The valuation allowance was required because of uncertainty at the time if the segment would have sufficient taxable income in the future to realize the income tax benefit of such deferred tax assets. The 2004 results also included favorable income tax adjustments of $13.9 million (see discussion below). Results for 2005 were negatively impacted by a non-cash expense of $11.7 million as a result of the UOSA Action.

We have share-based compensation plans and programs. With the adoption of Statement 123(R) on January 1, 2006, all share-based payments to our employees and non-employee directors, including grants of stock options, have been recognized in the income statement based on their fair values utilizing the modified prospective method of accounting. The impact of the adoption of Statement 123(R) resulted in the recognition of $4.0 million of compensation expense in 2006. As a result, on an after income tax basis, net income was adversely impacted by $2.4 million, and basic and diluted earnings per share was adversely impacted by $0.07. Approximately $1.2 million of compensation expense, net of income taxes, will be recognized over the approximate 15 month remaining vesting period for stock options outstanding at December 31, 2006. Prior to January 1, 2006, we applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25") and related interpretations in accounting for stock options. Accordingly, no compensation expense had been recognized in the accompanying Consolidated Statements of Operations for 2005 and 2004 as permitted by Opinion 25 in respect of stock options vesting during those periods inasmuch as we granted stock options at fair market value. Compensation awards for which the liabilities fluctuate with changes in the market price of our common stock increased incentive-based compensation expense by $2.8 million for 2006 compared to 2005.

A civil action (the "UOSA Action") was brought by a joint venture (the "JV") between our subsidiary Poole and Kent Corporation ("Poole & Kent") and an unrelated company against the Upper Occoquan Sewage Authority ("UOSA"), based on a material breach by UOSA of a construction contract. As a result of a jury decision on March 11, 2005 and subsequent rulings of the trial judge in the action, it was determined that the JV is entitled to be paid approximately $18.0 million in connection with the UOSA project in addition to the amounts it has already received from UOSA. UOSA has paid approximately $16.6 million of the $18.0 million, but is seeking to have a determination of the trial court reversed on appeal to the Virginia Supreme Court regarding its obligation to pay the balance. There is no assurance that the Virginia Supreme Court will hear the appeal or, if the appeal is heard, that it will be resolved in favor of the JV. Inasmuch as the jury decision and the trial judge's subsequent ruling did not reflect the amount sought by the JV following the trial we recorded a non-cash expense of approximately $8.7 million during the first quarter of 2005 following the jury decision on March 11, 2005 and an additional non-cash expense of approximately $3.0 million during the second quarter of 2005 following a ruling by the trial judge on June 27, 2005. These non-cash expenses reflected a write-off of unrecovered costs of Poole & Kent in completing certain work related to this project based on what we believe is probable of recovery by the JV based on current facts. (The unrecoverable costs were included in the balance sheet account "costs and estimated earnings in excess of billings on uncompleted contracts" in our consolidated balance sheet as of December 31, 2004.) The JV has asserted additional claims against UOSA relating to the same project which are also pending in the Fairfax, Virginia Circuit Court and another trial between the JV and UOSA is scheduled to commence in September 2007 in which the JV seeks damages in excess of $22.0 million. Upon the resolution of the additional claims referred to in the immediately preceding sentence, we may record income or additional non-cash expense. In accordance with the agreement establishing the JV, Poole & Kent is entitled to approximately one-half of the aggregate amounts paid and to be paid by UOSA to the JV.

Operating Segments

We have the following reportable segments which provide services associated with the design, integration, installation, start-up, operation and maintenance of various systems: (a) United States electrical construction and facilities services (involving systems for electrical power transmission and distribution; central plant heating and cooling; premises electrical and lighting systems; low-voltage systems, such as fire alarm, security and process control; voice and data communication; and roadway and transit lighting and fiber optic lines); (b) United States mechanical construction and facilities services (involving systems for heating, ventilation, air conditioning, refrigeration and clean-room process ventilation; fire protection; plumbing, process and high-purity piping; water and wastewater treatment); (c) United States facilities services; (d) Canada construction and facilities services; (e) United Kingdom construction and facilities services; and (f) Other international construction and facilities services. The segment "United States facilities services" principally consists of those operations which provide a portfolio of services needed to support the operation and maintenance of customers' facilities (mobile maintenance and services; site-based operations and maintenance services; facilities management; installation and support for building systems; technical consulting and diagnostic services; small modification and retrofit projects; and program development, management and maintenance for energy systems, which services are not related to customers' construction programs. The Canada, United Kingdom and Other international segments perform electrical construction, mechanical construction and facilities services. "Other international construction and facilities services" represents our operations outside of the United States, Canada and the United Kingdom (currently in the Middle East). In August of 2004, we sold our interest in a South African joint venture.

Discussion and Analysis of Results of Operations

Our reportable segments reflect, for all years presented, discontinued operations accounting due to the sale of one subsidiary in 2006 and one in 2005 and certain reclassifications of prior years amounts among the segments due to changes in our internal reporting structure.

Revenues

As described in more detail below, revenues for 2006 were $5.0 billion compared to $4.7 billion for 2005 and 2004. The increased revenue for 2006 compared to 2005 was primarily attributable to a strong commercial construction business cycle and to increased work for the hospitality, high-tech, food and pharmaceutical sectors. Although our total revenues in 2005 and 2004 were approximately the same, 2005 revenues when compared to 2004 were positively impacted by increased private sector commercial construction and discretionary project work, offset by planned curtailment of work on certain types of public sector and certain other longer-term projects by certain of our subsidiaries.

As of December 31, 2006, our backlog was $3.50 billion, an all-time high, and as of December 31, 2005, backlog was $2.76 billion. This increase was primarily attributable to the strong United States commercial and hospitality construction market and continued sales efforts that have resulted in additional site-based service contracts for our United States facilities services segment. Backlog is not a term recognized under United States generally accepted accounting principles; however, it is a common measurement used in our industry. Backlog includes unrecognized revenues to be realized from uncompleted construction contracts plus unrecognized revenues expected to be realized over the remaining term of facilities services contracts. However, if the remaining term of a facilities services contract exceeds 12 months, the unrecognized revenues attributable to such contract included in backlog are limited to only 12 months of revenues.

The following table presents our revenues by each of our operating segments and the approximate percentages that each segment's revenues were of total revenues for the years ended December 31, 2006, 2005 and 2004 (in millions, except for percentages):

	2006	% of Total	2005	% of Total	2004	% of Total
Revenues from unrelated entities:						
United States electrical construction and facilities services	$1,280.2	25%	$1,224.6	26%	$1,235.3	26%
United States mechanical construction and facilities services	1,820.9	36%	1,671.6	36%	1,778.3	38%
United States facilities services	960.7	19%	785.2	17%	725.2	15%
Total United States operations	4,061.8	81%	3,681.4	78%	3,738.8	80%
Canada construction and facilities services	287.8	6%	342.1	7%	280.8	6%
United Kingdom construction and facilities services	671.4	13%	673.1	14%	678.5	14%
Other international construction and facilities services	—	—	—	—	—	—
Total worldwide operations	$5,021.0	100%	$4,696.6	100%	$4,698.1	100%

Revenues of our United States electrical construction and facilities services segment for 2006 increased $55.6 million compared to 2005. The increase in revenues was primarily attributable to increased commercial work as a result of a stronger commercial construction market and greater availability of government project work. Revenues for 2005 decreased $10.7 million compared to 2004. This decrease in revenues was primarily attributable to reduced transportation infrastructure construction work and construction work for financial services firms, partially offset by increased commercial construction and discretionary project work generally due to the greater availability of such work.

Revenues of our United States mechanical construction and facilities services segment for 2006 increased $149.3 million compared to 2005. The increase in revenues was primarily attributable to increased commercial work as a result of an overall stronger commercial construction market, including greater availability of work in the hospitality, high-tech, food and pharmaceutical sectors. Revenues for 2005 decreased $106.7 million compared to 2004. The revenues decrease was primarily attributable to a planned decrease in activities of certain subsidiaries related to the reduction in bidding for certain types of public sector projects and certain other long-term projects, partially offset by increased water and wastewater treatment and hospitality projects undertaken by certain of our subsidiaries and increased discretionary project work. The increase in discretionary project work was partially attributable to seasonably warm weather conditions in 2005 compared to unseasonably cool weather conditions in 2004.

United States facilities services revenues, which include those operations that principally provide maintenance and consulting services, increased $175.5 million in 2006 compared to 2005. This increase was primarily related to an increased number of site-based services contracts, the addition of a mobile services company acquired in November 2005, that accounted for $64.3 million of this increase in revenues in 2006, and greater demand in 2006 for mobile services work. The site-based revenues increase was related to an increase in the outsourcing of facilities services work, augmented by our own efforts to pursue opportunities in the government and commercial sectors. The increase in demand for mobile services was primarily due to the strong commercial construction business cycle which resulted in an increase in our small project work, and increased demand for maintenance caused by energy cost awareness. Revenues in this segment increased by $60.0 million in 2005 compared to 2004. This 2005 increase was primarily attributable to an increase in the availability of discretionary project work due to improved economic conditions, an increase in mobile services revenues which was partially attributable to seasonably warm weather conditions compared to unseasonably cool weather conditions in the summer of 2004 and increases in the number of site-based operations contracts as a result of increased sales efforts.

Revenues of the Canada construction and facilities services segment decreased $54.3 million in 2006 compared to 2005. The decrease in revenues primarily reflected a reduction in awards to us of oil and gas industry work and a more selective bidding process on our part, offset by $18.2 million of additional revenues related to changes in the rate of exchange of Canadian dollars for United States dollars due to strengthening of the Canadian dollar. Revenues increased by $61.3 million for 2005 compared to 2004. This increase in revenues was due to increased discretionary project work at manufacturing facilities, construction work at oil and gas extraction facilities, construction work at hospitals, and power transmission line work generally due to the greater availability of such work. The revenues increase also reflected an increase of $22.9 million related to the change in the rate of exchange of Canadian dollars for United States dollars due to the strengthening of the Canadian dollar.

United Kingdom construction and facilities services revenues decreased $1.7 million in 2006 compared to 2005, principally due to a refocus of our facilities services strategy. However, revenues from our commercial and transportation infrastructure construction businesses increased due to an improvement in the commercial construction market and significant transportation projects awarded to us. The decrease in revenues would have been greater except for $9.5 million of additional revenues related to the strengthening of the British pound as compared to the United States dollar. Revenues decreased $5.4 million for 2005 compared to 2004, principally due to a $7.3 million decrease related to the weakening of the British pound as compared to the United States dollar, partially offset by increased small discretionary project work.

Other international construction and facilities services activities consist of operations primarily in the Middle East. Until August 2004, when it was sold, we also had an interest in a joint venture in South Africa. During each of 2006, 2005 and 2004, all of the projects in these markets were performed by joint ventures that were accounted for under the equity method of accounting.

Cost of sales and Gross profit

The following table presents cost of sales, gross profit, and gross profit as a percentage of revenues for the years ended December 31, 2006, 2005 and 2004 (in millions, except for percentages):

	2006	2005	2004
Cost of sales	$4,453.4	$4,198.2	$4,255.1
Gross profit	$567.7	$498.4	$443.1
Gross profit margin	11.3%	10.6%	9.4%

Our gross profit (revenues less cost of sales) increased by $69.3 million for 2006 compared to 2005. Gross profit margin (gross profit as a percentage of revenues) was 11.3% for 2006 compared to 10.6% for 2005. The increase in gross profit margin was primarily due to: (a) generally improved performance on United States mechanical construction and facilities services contracts for commercial, hospitality, high-tech, food and pharmaceutical sector work; (b) the increased availability of generally higher margin work in the United States; (c) increases in the number of site-based contracts in the United States facilities services segment; (d) increased demand for mobile services in the United States; (e) the addition of a mobile services company acquired in November 2005; (f) improvements in Canada construction and facilities services profitability; and (g) the absence of an $11.7 million non-cash expense recorded in 2005 in connection with the UOSA Action. These improvements were partially offset by the following items in the United States electrical construction and facilities services segment: (a) unusually large losses on certain 2006 contracts, (b) reduced profits from transportation infrastructure and financial services projects compared to 2005; and (c) the absence of $4.5 million from a favorable insurance settlement recorded in 2005.

Gross profit increased $55.4 million for 2005 compared to 2004. Gross profit margin (gross profit as a percentage of revenues) was 10.6% in 2005 compared to 9.4% in 2004. This increase in gross profit was primarily attributable to: (a) improvements in United States and United Kingdom construction contract performance compared to the prior year primarily relating to an increase in generally more profitable commercial construction work; (b) the greater availability of generally higher margin small discretionary project work (including mobile services work); (c) a reduction in contracts taken for certain types of public sector work, which is generally less profitable; (d) an improvement in gross profit in the Canada construction and facilities services segment; and (e) a favorable settlement of an insurance coverage related dispute of approximately $5.6 million. The resulting improvement in gross profit was partially offset by the results of the UOSA Action which gave rise to an $11.7 million non-cash expense during 2005.

Selling, general and administrative expenses

The following table presents selling, general and administrative expenses, and selling, general and administrative expenses as a percentage of revenues, for the years ended December 31, 2006, 2005 and 2004 (in millions, except for percentages):

	2006	2005	2004
Selling, general and administrative expenses	$448.0	$415.8	$395.4
Selling, general and administrative expenses as a percentage of revenues	8.9%	8.9%	8.4%

Our selling, general and administrative expenses for 2006 increased $32.2 million to $448.0 million compared to $415.8 million for 2005. Selling, general and administrative expenses as a percentage of revenues were 8.9% for 2006 and 2005. The increase in expenses for 2006 compared to 2005 was primarily related to: (a) increased administration and sales expenses required to support increased revenues; (b) increased compensation expense attributable to improved operating performance; (c) $4.0 million of compensation expense resulting from the adoption of Statement 123(R) on January 1, 2006; and (d) compensation awards for which the liabilities fluctuate with changes in the market price of our common stock, which increased compensation expense by $2.8 million for 2006 compared to 2005.

Our selling, general and administrative expenses for 2005 increased $20.4 million to $415.8 million compared to $395.4 million for 2004. Selling, general and administrative expenses as a percentage of revenues were 8.9% for 2005 compared to 8.4% for 2004. Selling, general and administrative expenses were impacted in 2005 by increased incentive compensation expense due to our improved profitability.

Restructuring expenses

Restructuring expenses, primarily relating to employee severance obligations and reduction of leased facilities, were $1.6 million, $1.8 million and $8.3 million for 2006, 2005 and 2004, respectively. As of December 31, 2006 and 2005, the balance of these obligations was $0.2 million at each date, respectively. The December 31, 2005 obligation was paid during 2006.

Gain on sale of assets

The gain on sale of assets of $2.8 million for the year ended December 31, 2004 was related to the September 2004 sale of assets of our United Kingdom Delcommerce equipment rental services division. Concurrently with the sale, we entered into a long-term agreement to utilize the equipment rental services of the purchaser. There were no other sales of assets in 2006, 2005 or 2004 other than the disposal of property, plant and equipment in the normal course of business.

Operating income

The following table presents our operating income (gross profit less selling, general and administrative expenses and restructuring expenses plus gain on sale of assets) by segment, and each segment's operating income as a percentage of such segment's revenues, for the years ended December 31, 2006, 2005 and 2004 (in millions, except for percentages):

	2006	% of Segment Revenues	2005	% of Segment Revenues	2004	% of Segment Revenues
Operating income (loss):						
United States electrical construction and facilities services	$ 46.7	3.6%	$ 79.8	6.5%	$ 81.2	6.6%
United States mechanical construction and facilities services	82.1	4.5%	20.2	1.2%	(1.5)	—
United States facilities services	39.0	4.1%	26.3	3.3%	14.4	2.0%
Total United States operations	167.8	4.1%	126.3	3.4%	94.1	2.5%
Canada construction and facilities services	1.0	0.4%	(7.9)	—	(11.9)	—
United Kingdom construction and facilities services	6.8	1.0%	7.5	1.1%	0.0	—
Other international construction and facilities services	(0.1)	—	0.0	—	0.5	—
Corporate administration	(55.9)	—	(43.2)	—	(35.0)	—
Restructuring expense	(1.6)	—	(1.8)	—	(8.3)	—
Gain on sale of assets	—	—	—	—	2.8	—
Total worldwide operations	118.0	2.4%	80.9	1.7%	42.2	0.9%
Other corporate items:						
Interest expense	(2.3)		(8.3)		(8.9)	
Interest income	6.2		2.7		1.9	
Gain on sale of equity investment	—		—		1.8	
Minority interest	(4.2)		(4.5)		(3.8)	
Income from continuing operations before income taxes	$117.7		$ 70.8		$ 33.3	

As described in more detail below, our operating income was $118.0 million for 2006, $80.9 million for 2005, and $42.2 million for 2004. The $37.1 million increase in 2006 operating income compared to 2005 was primarily due to: (a) generally improved performance on United States mechanical construction and facilities services contracts for commercial, hospitality, high-tech, food and pharmaceutical sector work; (b) the increased availability of generally higher margin work in the United States; (c) the absence of an $11.7 million non-cash expense recorded in 2005 relating to the UOSA Action; (d) an increase in the number of site-based contracts in the United States facilities services segment; (e) the addition of a mobile services company acquired in November 2005; (f) increased demand for mobile services in the United States; and (g) improvements in Canada construction and facilities services profitability. These improvements were partially offset by the following items in the United States electrical construction and facilities services segment: (a) unusually large losses on certain 2006 contracts; (b) reduced profits from transportation infrastructure and financial services projects compared to 2005; and (c) the absence of a $4.5 million favorable insurance settlement recorded in 2005. Additionally, selling, general and administrative expenses increased for 2006 compared to 2005 primarily due to: (a) increased administration and sales expense required to support increased revenues; (b) increased compensation expense related to improved operating performance; and (c) $4.0 million of compensation expense resulting from the adoption of Statement 123(R) on January 1, 2006.

2005 operating income increased $38.7 million compared to 2004 primarily due to: (a) generally improved performance on United States and United Kingdom construction contracts; (b) greater availability of generally higher margin discretionary project work in the United States and United Kingdom; (c) the settlement of an insurance coverage related dispute which contributed approximately $5.6 million; (d) generally improved economic conditions, particularly for the United States and United Kingdom commercial construction industries; and (e) reduced losses in the Canada construction and facilities services segment. In addition, as a consequence of effective risk management and safety programs, operating income was favorably impacted by reductions of $3.6 million and $9.8 million in 2005 and 2004, respectively, of insurance liabilities previously established for insurance exposures.

Our United States electrical construction and facilities services operating income decreased by $33.1 million in 2006 compared to 2005. The decrease was primarily due to: (a) unusually large losses on certain contracts; (b) reduced profits due to a further decrease in generally more profitable work related to transportation infrastructure and financial services projects; and (c) the absence of $4.5 million from a favorable insurance settlement recorded in 2005. This reduction in operating income was partially offset by profits earned on commercial, high-tech and hospitality projects. Operating income was $79.8 million for 2005, a $1.4 million decrease compared to operating income of $81.2 million for 2004. This decrease in operating income was primarily the result of reduced transportation infrastructure and financial services projects, mostly offset by increased commercial construction and discretionary project work, and approximately $4.5 million of income resulting from the settlement of the insurance coverage-related dispute referred to earlier. Our 2005 selling, general and administrative expenses decreased compared to the prior year primarily due to a reduction in personnel and a reduction in incentive compensation expense as a result of reduced profitability.

Our United States mechanical construction and facilities services operating income for 2006 was $82.1 million, a $61.9 million improvement compared to operating income of $20.2 million for 2005. This improvement was primarily attributable to generally improved performance and an increase in the number of contracts for commercial, hospitality, high-tech, food and pharmaceutical sector work, the increased availability of generally higher margin work in the United States, and the absence of an $11.7 million non-cash expense recorded in 2005 related to the UOSA Action. The improvement was partially offset by the absence of a $1.1 million favorable insurance settlement recorded in 2005. Operating income for 2005 was $20.2 million, a $21.7 million improvement, when compared to an operating loss of $1.5 million in 2004. The 2005 operating income figure reflected an approximately $11.7 million reduction in gross profit as a result of the write-off of unrecovered costs related to the UOSA Action when compared to 2004. Notwithstanding the impact of the UOSA Action, this segment had generally improved results for 2005 as a consequence of (a) improved construction contract performance partially due to the greater availability of generally more profitable private sector commercial construction work as a result of improved economic conditions and (b) increased discretionary project work which was partially attributable to seasonably warm weather conditions compared to unseasonably cool weather conditions in the summer of 2004. In addition, operating income in this segment for 2005 included approximately $1.1 million of income resulting from the settlement of the insurance coverage related dispute referred to earlier. The 2005 improvement in performance was partially attributable to a planned curtailment of certain public sector work and certain other longer-term contracts of certain of our subsidiaries, which work has generally been less profitable than private sector work. Increased selling, general and administrative expenses related to increased incentive compensation expense due to this segment's improved profitability was partially offset by personnel reductions during 2005, which reductions also contributed to the improvement in operating income.

Our United States facilities services segment operating income increased by $12.7 million for 2006 compared to 2005. The increase was primarily due to the increase in the number of site-based contracts, improved contract performance under existing contracts, increased demand for mobile services, the addition of a mobile services company purchased in November 2005 and the increased availability of generally higher margin work. Operating income for 2005 increased by $11.9 million compared to 2004. During 2005, operating income compared to 2004 improved primarily due to improved gross margins on increased revenues, which for the mobile services business was partially related to seasonably warm weather conditions in 2005 compared to unseasonably cool weather conditions in the summer of 2004. This increase in 2005 operating income was partially offset by increased selling, general and administrative expenses for 2005 related to increased incentive compensation as a result of improved financial performance. In addition, during 2004 this segment also incurred approximately $2.3 million of losses on certain construction projects, outside of the normal facilities services operations of this segment, that were contracted for by a subsidiary in this segment prior to our acquisition of the subsidiary.

Operating income for our Canada construction and facilities services segment for 2006 was $1.0 million, an $8.9 million improvement compared to an operating loss of $7.9 million for 2005. This improvement was attributable to our improved performance on hospital, mining and auto manufacturing construction contracts and the absence of a loss recorded in 2005 associated with a large power transmission project, partially offset by costs associated with investments in certain facilities and staff to support future business. The impact of the rate of exchange from Canadian dollars to United States dollars was not material to operating income reported for 2006 compared to 2005. The operating loss was $7.9 million for 2005 compared to an operating loss of $11.9 million for 2004. The 2005 loss was primarily associated with a large power transmission project, severance expenses not associated with restructuring activities and legal expenses. The impact of exchange rate movements increased operating losses by $0.7 million for 2005 compared to 2004.

Our United Kingdom construction and facilities services segment operating income for 2006 was $6.8 million compared to $7.5 million for 2005. The decrease in operating income was primarily due to reduced income from rail projects as a result of lower gross profit than for 2005, partially offset by improvement in profits from facilities services and commercial construction work and $0.6 million of additional operating income related to the rate of exchange of British pounds for United States dollars, due to strengthening of the British pound as compared to the United States dollar. Operating income for 2005 was $7.5 million compared to breakeven in 2004. This improvement in 2005 operating income over 2004 results was primarily attributable to improved performance on construction projects and to a reduction in selling, general and administrative expenses related to a reorganization of the United Kingdom operations, partially offset by increased incentive compensation due to improved financial performance.

Other international construction and facilities services operating income was approximately breakeven for 2006 and 2005 compared to operating income of $0.5 million for 2004.

Our corporate administration expenses for 2006 were $55.9 million, a $12.7 million increase compared to 2005. The increase in expense was primarily due to $4.0 million of compensation expense as a result of the adoption of Statement 123(R) on January 1, 2006, $3.5 million of compensation expense related to increased compensation awards based on achievement of earnings, $1.5 million of expense related to share-based compensation awards and increases in incentive-based compensation expense of $0.6 million due to deferred compensation awards for which the liabilities fluctuate with changes in the market price of our common stock. Corporate administration expense for 2005 was $43.2 million compared to $35.0 million for 2004. This increase in expense was primarily due to increased incentive compensation awards, and to a lesser extent, increased professional fees and the absence of a non-recurring benefit attributable to expense reimbursement that occurred in 2004.

Non-operating items

Interest expense was $2.3 million for 2006 compared to $8.3 million for 2005 due to a reduction in borrowing levels. Interest expense was $8.9 million for 2004. Reduced borrowings under the revolving credit facility for 2005, compared to 2004, was partially offset by the impact of increases in interest rates during 2005 and 2004.

Interest income for 2006 increased $3.5 million compared to 2005 primarily due to increased cash available for investment and higher rates of return on investments. Interest income increased by $0.8 million for 2005 compared to 2004 due primarily to interest earned on cash provided by the United Kingdom construction and facilities services segment, as such cash was invested in the United Kingdom at interest rates generally greater than the net cost of borrowing under our revolving credit facility.

The $1.8 million gain on sale of an equity investment of 2004 was attributable to the August 2004 sale of our interest in a South African joint venture, the operating results of which had been reported previously in the Other international construction and facilities services segment.

Minority interest represents the allocation of earnings to our joint venture partners who either have a minority-ownership interest in joint ventures or are not at risk for the majority of losses of the joint venture, which joint ventures have been accounted for by us using the consolidation method of accounting.

The 2006 income tax provision was comprised of: (a) $46.6 million of income tax provision in respect of pre-tax earnings of $117.7 million; (b) $8.4 million of income tax benefit related to the reversal of a valuation allowance based on the determination that sufficient taxable income existed in the past and will continue in the future to realize the related United Kingdom tax assets; (c) a $3.9 million income tax benefit related to the realization of net operating losses for which valuation allowances had previously been recorded in Canada; (d) an income tax benefit of $1.9 million for income tax reserves no longer required based on a current analysis of probable exposures; and (e) income tax benefits related to items aggregating approximately $1.9 million principally due to the deductibility of certain compensation arrangements for income tax purposes. For 2005, the income tax provision was $9.6 million compared to an income tax provision of less than $0.01 million for 2004. Our income tax provision for 2005 was comprised of: (a) $27.1 million of income tax provision in respect of pre-tax earnings of $70.8 million; (b) $5.2 million of income tax provision related to a valuation allowance recorded to reduce deferred tax assets related to net operating losses and other temporary differences with respect to our Canadian construction and facilities services segment, since there was uncertainty as to whether the segment would have sufficient taxable income in the future to realize the benefit of such deferred tax assets; and (c) the offset of such income tax provisions by a $22.7 million income tax benefit for income tax reserves no longer required based on a current analysis of probable exposures. The income tax benefit of approximately $0.01 million for 2004 was comprised of: (a) $13.9 million of income tax provision on pre-tax earnings of $33.3 million; (b) $8.2 million of income tax provision related to a valuation allowance recorded to reduce net deferred tax assets related to net operating losses and other temporary differences of the United Kingdom construction and facilities services segment inasmuch as there was uncertainty of sufficient future income to realize the benefit of such deferred tax assets; and (c) the partial offset of such income tax provisions by $22.1 million of income tax benefits for income tax reserves no longer required based on current analysis of probable exposures. The provision on income before income taxes for each of 2006, 2005 and 2004 was recorded at an effective income tax rate of approximately 40%, 38% and 42%, respectively, excluding the items discussed above.

On January 31, 2006, we sold a subsidiary that had been part of our United States mechanical construction and facilities services segment. On September 30, 2005, we sold a subsidiary that had been part of our United States facilities services segment. Results of these operations for all periods presented in our consolidated financial statements reflect discontinued operations accounting. Included in the results of discontinued operations for the year ended December 31, 2006 was a loss of $0.6 million (net of income taxes) which relates to the January 2006 sale of the subsidiary that had been part of our United States mechanical construction and facilities services segment. Included in the

$1.1 million loss (net of income taxes) from discontinued operations for the year ended December 31, 2005 is a loss of $1.0 million (net of income taxes) which relates to the September 2005 sale of a subsidiary that had been part of our United States facilities services segment. An aggregate of $1.7 million and $4.4 million in cash and notes was received as consideration for both of these sales in 2006 and 2005, respectively. As of December 31, 2006 and 2005, the notes in respect of each year had been paid in full. We will not have any future involvement with these subsidiaries.

Liquidity and Capital Resources

The following table presents net cash provided by (used in) operating activities, investing activities and financing activities for the years ended December 31, 2006 and 2005 (in millions):

	2006	2005
Net cash provided by operating activities	$209.3	$145.7
Net cash used in investing activities	$ (64.4)	$ (18.5)
Net cash provided by (used in) financing activities	$ 16.5	$ (78.5)
Effect of exchange rate changes on cash and cash equivalents	$ 8.5	$ (4.0)

Our consolidated cash and cash equivalents balance increased by approximately $170.0 million to $273.7 million at December 31, 2006 from $103.8 million at December 31, 2005. The increase in net cash provided by operating activities for 2006 compared to 2005 was primarily due to an increase in working capital as a result of an increase in net over-billings related to improved billing and collection practices and settlement of certain large contract claims and disputes. Net cash used in investing activities of $64.4 million for 2006 increased $45.9 million compared to $18.5 million for 2005 primarily due to an increase in the purchase of property, plant and equipment of $7.3 million, of which $3.9 million in purchases of equipment related to the start-up of certain site-based contracts in our United States facilities services segment, a $30.0 million increase in payments for acquisitions of businesses and earn-out agreements and an increase in net disbursements from other investing activities, partially offset by $1.7 million of proceeds from the sale of discontinued operations and sale of assets. Net cash provided by financing activities of $16.5 million for 2006 increased $95.0 million compared to net cash used in financing activities of $78.5 million for 2005. This increase was primarily attributable to the absence of net borrowings under the working capital credit line for 2006 compared to borrowings needed in 2005, to an increase in the proceeds from the exercise of stock options of $8.7 million and to the excess tax benefit from share-based compensation of $6.8 million for 2006.

The following is a summary of material contractual obligations and other commercial commitments (in millions):

Contractual Obligations	Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Other long-term debt	$ 0.3	$ 0.1	$ 0.1	$ 0.1	$ —
Capital lease obligations	1.6	0.7	0.8	0.1	—
Operating leases	175.2	43.7	65.6	36.9	29.0
Open purchase obligations (1)	774.1	665.6	103.3	5.2	—
Other long-term obligations, including current portion (2)	171.8	23.5	116.8	14.0	17.5
Total Contractual Obligations	$1,123.0	$733.6	$286.6	$56.3	$46.5

Other Commercial Commitments	Amount of Commitment Expirations by Period				
	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Revolving Credit Facility (3)	$ —	$ —	$ —	$ —	$ —
Letters of credit	55.6	—	55.6	—	—
Guarantees	25.0	—	—	—	25.0
Total Commercial Commitments	$80.6	$ —	$55.6	$ —	$25.0

(1) Represents open purchase orders for material and subcontracting costs related to construction and service contracts. These purchase orders are not reflected in EMCOR's consolidated balance sheet and should not impact future cash flows as amounts will be recovered through customer billings.

(2) Represents primarily insurance related liabilities and a pension plan liability, classified as other long-term liabilities in the consolidated balance sheets. Cash payments for insurance related liabilities may be payable beyond three years, but it is not practical to estimate.

(3) We classify these borrowings as short-term on our consolidated balance sheet because of our intent and ability to repay the amounts on a short-term basis. As of December 31, 2006, there were no borrowings outstanding.

Our previous revolving credit agreement (the "Old Revolving Credit Facility") made as of September 26, 2002, as amended, provided for a credit facility of $350.0 million. Effective October 17, 2005, we replaced the Old Revolving Credit Facility with an amended and restated $350.0 million revolving credit facility (the "2005 Revolving Credit Facility"). The 2005 Revolving Credit Facility expires on October 17, 2010. It permits us to increase our borrowing to $500.0 million if additional lenders are identified and/or existing lenders are willing to increase their current commitments. We utilized this feature to increase the line of credit under the 2005 Revolving Credit Facility from $350.0 million to $375.0 million on November 29, 2005. We may allocate up to $125.0 million of the borrowing capacity under the 2005 Revolving Credit Facility to letters of credit. The 2005 Revolving Credit Facility is guaranteed by certain of our direct and indirect subsidiaries, is secured by substantially all of our assets and most of the assets of our subsidiaries, and provides for borrowings in the form of revolving loans and letters of credit. The 2005 Revolving Credit Facility contains various covenants requiring, among other things, maintenance of certain financial ratios and certain restrictions with respect to payment of dividends, common stock repurchases, investments, acquisitions, indebtedness and capital expenditures. A commitment fee is payable on the average daily unused amount of the 2005 Revolving Credit Facility. The fee ranges from 0.25% to 0.5% of the unused amount, based on certain financial tests. Borrowings under the 2005 Revolving Credit Facility bear interest at (1) a rate which is the prime commercial lending rate announced by Harris Nesbitt from time to time (8.25% at December 31, 2006) plus 0.0% to 0.5%, based on certain financial tests or (2) United States dollar LIBOR (5.35% at December 31, 2006) plus 1.0% to 2.25%, based on certain financial tests. The interest rates in effect at December 31, 2006 were 8.25% and 6.35% for the prime commercial lending rate and the United States dollar LIBOR, respectively. Letter of credit fees issued under this facility range from 1.0% to 2.25% of the respective face amounts of the letters of credit issued and are charged based on the type of letter of credit issued and certain financial tests. In connection with the replacement of the Old Revolving Credit Facility, $0.4 million of prepaid commitment fees were recorded as interest expense for 2005. As of December 31, 2006 and 2005, we had approximately $55.6 million and $53.3 million of letters of credit outstanding, respectively. There were no borrowings under the 2005 Revolving Credit Facility as of December 31, 2006 and 2005.

Our Canadian subsidiary, Comstock Canada Ltd., has a credit agreement with a bank providing for an overdraft facility of up to Cdn. $0.5 million. The facility is secured by a standby letter of credit and provides for interest at the bank's prime rate, which was 6.0% at December 31, 2006. There were no borrowings outstanding under this credit agreement at December 31, 2006 or 2005.

One of our subsidiaries has guaranteed $25.0 million of borrowings of a venture in which we have a 40% interest; the other venture partner, Baltimore Gas and Electric (a subsidiary of Constellation Energy), has a 60% interest. The venture designs, constructs, owns, operates, leases and maintains facilities to produce chilled water for sale to customers for use in air conditioning commercial properties. These guarantees are not expected to have a material effect on our financial position or results of operations. We and Baltimore Gas and Electric are jointly and severally liable, in the event of default, for the venture's $25.0 million in borrowings.

The terms of our construction contracts frequently require that we obtain from surety companies ("Surety Companies") and provide to our customers payment and performance bonds ("Surety Bonds") as a condition to the award of such contracts. The Surety Bonds secure our payment and performance obligations under such contracts, and we have agreed to indemnify the Surety Companies for amounts, if any, paid by them in respect of Surety Bonds issued on our behalf. In addition, at the request of labor unions representing certain of our employees, Surety Bonds are sometimes provided to secure obligations for wages and benefits payable to or for such employees. Public sector contracts require Surety Bonds more frequently than private sector contracts, and accordingly, our bonding requirements typically increase as the amount of public sector work increases. As of December 31, 2006, based on our percentage-of-completion of our projects covered by Surety Bonds, our aggregate estimated exposure, had there been defaults on all our existing contractual obligations, would have been approximately $1.0 billion. The Surety Bonds are issued by Surety Companies in return for premiums, which vary depending on the size and type of bond.

In recent years there has been a reduction in the aggregate surety bond issuance capacity of Surety Companies due to industry consolidations and significant losses of Surety Companies as a result of providing Surety Bonds to construction companies as well as companies in other industries. Consequently, the availability of Surety Bonds has become more limited and the terms upon which Surety Bonds are available have become more restrictive. If we experience changes in our bonding relationships or if there are further changes in the surety industry, we may seek to satisfy certain customer requests for Surety Bonds by posting other forms of collateral in lieu of Surety Bonds such as letters of credit or guarantees by EMCOR Group, Inc., by seeking to convince customers to forego the requirement of a Surety Bond, by increasing our activities in business segments that rarely require Surety Bonds such as the facilities services segment and/or by refraining from bidding for certain projects that require Surety Bonds. There can be no assurance that we will be able to effectuate alternatives to providing Surety Bonds to our customers or to obtain, on favorable terms, sufficient additional work that does not require Surety Bonds to replace projects requiring Surety Bonds that we may decline to pursue. Accordingly, if we were to experience a reduction in the availability of Surety Bonds, we could experience a material adverse effect on our financial position, results of operations and/or cash flow.

We do not have any other material financial guarantees or off-balance sheet arrangements other than those disclosed herein.

Our primary source of liquidity has been, and is expected to continue to be, cash generated by operating activities. We also maintain the 2005 Revolving Credit Facility that may be utilized, among other things, to meet short-term liquidity needs in the event cash generated by operating activities is insufficient or to enable us to seize opportunities to participate in joint ventures or to make acquisitions that may require access to cash on short notice or for any other reason. We may also increase liquidity through an equity offering or issuance of other debt instruments. Short-term changes in macroeconomic trends may have an affect, positively or negatively, on liquidity. In addition to managing borrowings, our focus on the facilities services market is intended to provide an additional buffer against economic downturns inasmuch as the facilities services business is characterized by annual and multi-year contracts that provide a more predictable stream of cash flow than the construction business. Short-term liquidity is also impacted by the type and length of construction contracts in place. During economic downturns, such as the downturn that we experienced from 2001 through 2004 in the commercial construction industry, there were typically fewer small discretionary projects from the private sector, and companies like us aggressively bid more large long-term infrastructure and public sector contracts. Performance of long duration contracts typically requires working capital until initial billing milestones are achieved. While we strive to maintain a net over-billed position with our customers, there can be no assurance that a net over-billed position can be maintained. Our net over-billings, defined as the balance sheet accounts "billings in excess of costs and estimated earnings on uncompleted contracts" less "cost and estimated earnings in excess of billings on uncompleted contracts", was $264.2 million and $144.6 million as of December 31, 2006 and 2005, respectively.

Long-term liquidity requirements can be expected to be met through cash generated from operating activities, the 2005 Revolving Credit Facility and the sale of various secured or unsecured debt and/or equity interests in the public and private markets. Based upon our current credit ratings and financial position, we can reasonably expect to be able to issue long-term debt instruments and/or equity. Over the long term, our primary revenue risk factor continues to be the level of demand for non-residential construction services, which is in turn influenced by macroeconomic trends including interest rates and governmental economic policy. In addition to the primary revenue risk factor, our ability to perform work at profitable levels is critical to meeting long-term liquidity requirements.

We believe that current cash balances and borrowing capacity available under the 2005 Revolving Credit Facility or other forms of financing available through debt or equity offerings, combined with cash expected to be generated from operations, will be sufficient to provide short-term and foreseeable long-term liquidity and meet expected capital expenditure requirements. However, we are a party to lawsuits and other proceedings in which other parties seek to recover from us amounts ranging from a few thousand dollars to over $77.0 million. If we were required to pay damages in one or more such proceedings, such payments could have a material adverse effect on our financial position, results of operations and/or cash flows.

Certain Insurance Matters

As of December 31, 2006, we utilized approximately $51.6 million of letters of credit issued pursuant to our 2005 Revolving Credit Facility as collateral for insurance obligations.

New Accounting Pronouncements

On January 1, 2006, we adopted FASB Statement No. 123(R), "Share-Based Payment" ("Statement 123(R)"). Statement 123(R) is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25") and amends FASB Statement No. 95, "Statement of Cash Flows". With the adoption of Statement 123(R), all share-based payments to our employees and non-employee directors, including grants of stock options, have been recognized in the income statement based on their fair values, utilizing the modified prospective method of accounting.

In September 2006, the FASB issued Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132 (R)" ("Statement 158"). Statement 158 requires that a company recognize the overfunded or underfunded status of its defined benefit post retirement plans (other than multi-employer plans) as an asset or liability in its statement of financial position and that it recognize changes in the funded status in the year in which the changes occur through other comprehensive income. Statement 158 also requires the measurement of the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position and to provide additional disclosures. On December 31, 2006, we adopted the recognition and disclosure provisions of Statement 158. The effect of adopting Statement 158 on our financial position at December 31, 2006 has been included in the accompanying consolidated financial statements and increased Accumulated other comprehensive loss by $31.0 million, net of a deferred tax benefit. Statement 158 did not have an effect on our financial position as of December 31, 2005 or 2004. We measure the fair value of plan assets and benefit obligations on December 31 of each year. See Note J - Retirement Plans of the notes to consolidated financial statements for more information on the impact of adoption and the related disclosures.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", an interpretation of FASB Statement No. 109, "Accounting for Income Taxes" ("FIN 48"), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt FIN 48 as of January 1, 2007, as required. The impact upon adoption is expected to result in an immaterial reduction of retained earnings and an increase in the accrual for income taxes. We will disclose the cumulative effect of the change in retained earnings in the consolidated financial statements in the first quarter of 2007.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("Statement 157"). Statement 157 provides guidance for using fair value to measure assets and liabilities. The statement applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The statement does not expand the use of fair value in any new circumstances. Statement 157 is effective for our financial statements beginning with the first quarter of 2008. Early adoption is permitted. We have not determined the effect, if any, the adoption of Statement 157 will have on our financial position and results of operations.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("Statement 159"). Statement 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Statement 159 is effective for our financial statements beginning with the first quarter of 2008. We have not determined the effect, if any, the adoption of Statement 159 will have on our financial position and results of operations.

Application of Critical Accounting Policies

Our consolidated financial statements are based on the application of significant accounting policies, which require management to make significant estimates and assumptions. Our significant accounting policies are described in Note B - Summary of Significant Accounting Policies of the notes to consolidated financial statements included in Item 8. Financial Statements and Supplementary Data of this Form 10-K. We believe that some of the more critical judgment areas in the application of accounting policies that affect our financial condition and results of operations are the impact of changes in the estimates and judgments pertaining to: (a) revenue recognition from (i) long-term construction contracts for which the percentage-of-completion method of accounting is used and (ii) services contracts; (b) collectibility or valuation of accounts receivable; (c) insurance liabilities; (d) income taxes; and (e) goodwill and intangible assets.

Revenue Recognition from Long-term Construction Contracts and Services Contracts

We believe our most critical accounting policy is revenue recognition from long-term construction contracts for which we use the percentage-of-completion method of accounting. Percentage-of-completion accounting is the prescribed method of accounting for long-term contracts in accordance with accounting principles generally accepted in the United States, Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts", and, accordingly, is the method used for revenue recognition within our industry. Percentage-of-completion for each contract is measured principally by the ratio of costs incurred to date to perform each contract to the estimated total costs to perform such contract at completion. Certain of our electrical contracting business units measure percentage-of-completion by the percentage of labor costs incurred to date to perform each contract to the estimated total labor costs to perform such contract at completion. Provisions for the entirety of estimated losses on uncompleted contracts are made in the period in which such losses are determined. Application of percentage-of-completion accounting results in the recognition of costs and estimated earnings in excess of billings on uncompleted contracts in our consolidated balance sheets. Costs and estimated earnings in excess of billings on uncompleted contracts reflected in the consolidated balance sheets arise when revenues have been recognized but the amounts cannot be billed under the terms of contracts. Such amounts are recoverable from customers based upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of a contract. Costs and estimated earnings in excess of billings on uncompleted contracts also include amounts we seek or will seek to collect from customers or others for errors or changes in contract specifications or design, contract change orders in dispute or unapproved as to both scope and price or other customer-related causes of unanticipated additional contract costs (claims and unapproved change orders). Such amounts are recorded at estimated net realizable value and take into account factors that may affect our ability to bill unbilled revenues and collect amounts after billing. No profit is recognized in connection with claim amounts. As of December 31, 2006 and 2005, costs and estimated earnings in excess of billings on uncompleted contracts included unbilled revenues for unapproved change orders of approximately $48.2 million and $56.3 million, respectively, and claims of approximately $22.4 million and $36.6 million, respectively. In addition, accounts receivable as of December 31, 2006 and 2005 include claims of approximately $6.7 million and $4.7 million, respectively, plus unapproved change orders and contractually billed amounts related to such contracts of approximately $76.9 million and $76.2 million, respectively. Generally, contractually billed amounts will not be paid by the customer to us until final resolution of related claims. Due to uncertainties inherent in estimates employed in applying percentage-of-completion accounting, estimates may be revised as project work progresses. Application of percentage-of-completion accounting requires that the impact of revised estimates be reported prospectively in the consolidated financial statements. In addition to revenue recognition for long-term construction contracts, we recognize revenues from services contracts as such contracts are performed in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition, revised and updated" ("SAB 104"). There are two basic types of services contracts: (a) fixed price facilities services contracts which are signed in advance for maintenance, repair and retrofit work over periods typically ranging from one to three years (pursuant to which our employees may be at a customer's site full time) and (b) services contracts which may or may not be signed in advance for similar maintenance, repair and retrofit work on an as needed basis (frequently referred to as time and material work). Fixed price facilities services contracts are generally performed over the contract period, and accordingly, revenue is recognized on a pro-rata basis over the life of the contract. Revenues derived from other services contracts are recognized when the services are performed in accordance with SAB 104. Expenses related to all services contracts are recognized as incurred.

Accounts Receivable

We are required to estimate the collectibility of accounts receivable. A considerable amount of judgment is required in assessing the likelihood of realization of receivables. Relevant assessment factors include the creditworthiness of the customer, our prior collection history with the customer and related aging of past due balances. The provisions for bad debts during 2006, 2005 and 2004 amounted to approximately $1.1 million, $8.5 million and $7.0 million, respectively. At December 31, 2006 and 2005, our accounts receivable of $1,184.4 million and $1,046.4 million, respectively, included allowances for doubtful accounts of $25.0 million and $30.0 million, respectively. Specific accounts receivable are evaluated when we believe a customer may not be able to meet its financial obligations due to a deterioration of its financial condition or its credit ratings. The allowance requirements are based on the best facts available and are re-evaluated and adjusted on a regular basis and as additional information is received.

Insurance Liabilities

We have loss payment deductibles for certain workers' compensation, auto liability, general liability and property claims, have self-insured retentions for certain other casualty claims, and are self-insured for employee-related health care claims. Losses are recorded based upon estimates of our liability for claims incurred and for claims incurred but not reported. The liabilities are derived from known facts, historical trends and industry averages utilizing the assistance of an actuary to determine the best estimate of these obligations. We believe the liabilities recognized on our balance sheets for these obligations are adequate. However, such obligations are difficult to assess and estimate due to numerous factors, including severity of injury, determination of liability in proportion to other parties, timely reporting of occurrences and effectiveness of safety and risk management programs. Therefore, if our actual experience differs from the assumptions and estimates used for recording the liabilities, adjustments may be required and will be recorded in the period that the experience becomes known.

Income Taxes

We have net deferred tax assets primarily resulting from deductible temporary differences of $28.2 million and $12.3 million at December 31, 2006 and 2005, respectively, which will reduce taxable income in future periods. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. As of December 31, 2006 and 2005, the total valuation allowance on net deferred tax assets was approximately $12.9 million and $18.7 million, respectively. The primary reason for the decrease in the valuation allowance for 2006 was related to an $8.4 million reversal of a United Kingdom valuation allowance based on the determination that sufficient taxable income existed in the past and will continue in the future to realize the related United Kingdom tax assets.

Goodwill and Identifiable Intangible Assets

As of December 31, 2006, we had goodwill and net identifiable intangible assets (primarily the market value of our backlog, customer relationships, non-competition agreements and trademarks and trade names) of $288.2 million and $38.3 million, respectively, arising out of the acquisition of companies. The determination of related estimated useful lives for identifiable intangible assets and whether those assets are impaired involves significant judgments based upon short and long-term projections of future performance. These forecasts reflect assumptions regarding the ability to successfully integrate acquired companies. FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("Statement 142") requires goodwill and other intangible assets that have indefinite useful lives not be amortized, but instead must be tested at least annually for impairment (which we test each October 1), and be written down when impaired, rather than amortized as previous standards required. Furthermore, Statement 142 requires that identifiable intangible assets with finite lives be amortized over their useful lives. Changes in strategy and/or market conditions may result in adjustments to recorded intangible asset balances. As of December 31, 2006, no indicators of impairment of our goodwill or indefinite lived intangible assets resulted from our annual impairment review, which was performed in accordance with the provisions of Statement 142 and FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("Statement 144"). See Note B - Summary of Significant Accounting Policies of the notes to consolidated financial statements for additional discussion of the provisions of Statement 142 and Statement 144.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have not used any material derivative financial instruments during the years ended December 31, 2006 and 2005, including trading or speculating on changes in interest rates or commodity prices of materials used in our business.

We are exposed to market risk for changes in interest rates for borrowings under the 2005 Revolving Credit Facility. Borrowings under that facility bear interest at variable rates, and the fair value of borrowings are not affected by changes in market interest rates. As of December 31, 2006, there were no borrowings outstanding under the facility. For further information on borrowing rates, refer to the Liquidity and Capital Resources discussion in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

We are also exposed to construction market risk and its potential related impact on accounts receivable or costs and estimated earnings in excess of billings on uncompleted contracts. The amounts recorded may be at risk if our customers' ability to pay these obligations are negatively impacted by economic conditions. We continually monitor the creditworthiness of our customers and maintain on-going discussions with customers regarding contract status with respect to change orders and billing terms. Therefore, we believe we take appropriate action to manage market and other risks, but there is no assurance that we will be able to reasonably identify all risks with respect to collectibility of these assets. See also the previous discussion of Accounts Receivable under Application of Critical Accounting Policies in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Amounts invested in our foreign operations are translated into U.S. dollars at the exchange rates in effect at year end. The resulting translation adjustments are recorded as accumulated other comprehensive income (loss), a component of stockholders' equity, in our consolidated balance sheets. We believe the exposure to the effects that fluctuating foreign currencies may have on our consolidated results of operations is limited because the foreign operations primarily invoice customers and collect obligations in their respective local currencies. Additionally, expenses associated with these transactions are generally contracted and paid for in their same local currencies.

In addition, we are exposed to market risk of fluctuations in certain commodity prices of materials such as copper and steel utilized in both our construction and facilities services operations. We are also exposed to increases in energy prices, particularly as they relate to gasoline prices for our fleet of over 6,000 vehicles. While we believe we can increase our prices to adjust for some price increases in commodities, there can be no assurance that continued price increases of commodities, if they were to occur, would be recoverable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

EMCOR Group, Inc.
and Subsidiaries

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,	
	2006	2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 273,735	$ 103,785
Accounts receivable, less allowance for doubtful accounts of $25,021 and $29,973, respectively	1,184,418	1,046,380
Costs and estimated earnings in excess of billings on uncompleted contracts	147,848	185,634
Inventories	18,015	10,175
Prepaid expenses and other	38,397	43,829
Total current assets	1,662,413	1,389,803
Investments, notes and other long-term receivables	29,630	28,659
Property, plant and equipment, net	52,780	46,443
Goodwill	288,165	283,412
Identifiable intangible assets, less accumulated amortization of $14,460 and $10,209, respectively	38,251	16,990
Other assets	17,784	13,634
Total assets	$2,089,023	$1,778,941
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Borrowings under working capital credit line	$ —	$ —
Current maturities of long-term debt and capital lease obligations	659	551
Accounts payable	496,407	452,709
Billings in excess of costs and estimated earnings on uncompleted contracts	412,069	330,235
Accrued payroll and benefits	177,490	154,276
Other accrued expenses and liabilities	121,723	107,545
Total current liabilities	1,208,348	1,045,316
Long-term debt and capital lease obligations	1,239	1,406
Other long-term obligations	169,127	116,783
Total liabilities	1,378,714	1,163,505
Stockholders' equity:		
Preferred stock, $0.01 par value, 1,000,000 shares authorized, zero issued and outstanding	—	—
Common stock, $0.01 par value, 80,000,000 shares authorized, 33,648,036 and 33,266,154 shares issued, respectively	336	333
Capital surplus	355,242	325,232
Accumulated other comprehensive loss	(28,189)	(5,370)
Retained earnings	399,804	313,170
Treasury stock, at cost 1,820,046 and 2,162,388 shares, respectively	(16,884)	(17,929)
Total stockholders' equity	710,309	615,436
Total liabilities and stockholders' equity	$2,089,023	$1,778,941

The accompanying notes to consolidated financial statements are an integral part of these statements.

EMCOR Group, Inc.
and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS
For The Years Ended December 31,
(In thousands, except per share data)

	2006	2005	2004
Revenues	$5,021,036	$4,696,603	$4,698,126
Cost of sales	4,453,359	4,198,188	4,255,067
Gross profit	567,677	498,415	443,059
Selling, general and administrative expenses	448,011	415,771	395,400
Restructuring expenses	1,622	1,749	8,276
Gain on sale of assets	—	—	2,839
Operating income	118,044	80,895	42,222
Interest expense	(2,340)	(8,315)	(8,884)
Interest income	6,235	2,729	1,886
Gain on sale of equity investment	—	—	1,844
Minority interest	(4,201)	(4,515)	(3,814)
Income from continuing operations before income taxes	117,738	70,794	33,254
Income tax provision (benefit)	30,484	9,641	(11)
Income from continuing operations	87,254	61,153	33,265
Loss from discontinued operations, net of income tax effect	(620)	(1,111)	(58)
Net income	$ 86,634	$ 60,042	$ 33,207
Net income (loss) per common share - Basic			
From continuing operations	$ 2.76	$ 1.96	$ 1.09
From discontinued operations	(0.02)	(0.03)	(0.00)
	$ 2.74	$ 1.93	$ 1.09
Net income (loss) per common share - Diluted			
From continuing operations	$ 2.67	$ 1.92	$ 1.07
From discontinued operations	(0.02)	(0.03)	(0.00)
	$ 2.65	$ 1.89	$ 1.07

The accompanying notes to consolidated financial statements are an integral part of these statements.

EMCOR Group, Inc.
and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Years Ended December 31,
(In thousands)

	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 86,634	$ 60,042	$ 33,207
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	17,059	19,439	20,939
Amortization of identifiable intangible assets	4,251	3,192	3,444
Provisions for doubtful accounts	1,112	8,457	7,026
Minority interest	4,201	4,515	3,814
Deferred income taxes	(6,169)	5,002	13,704
Loss (gain) on sale of discontinued operations, sale of assets and equity investment	620	1,250	(4,683)
(Gain) loss on sale of property, plant and equipment	(360)	263	(196)
Excess tax benefits from share-based compensation	(6,768)	—	—
Equity income from unconsolidated entities	(4,306)	(2,066)	(2,230)
Non-cash expense for amortization of debt issuance costs	786	2,589	1,925
Non-cash compensation expense	5,868	—	—
Distributions from unconsolidated entities	9,660	616	2,843
	112,588	103,299	79,793
Changes in operating assets and liabilities excluding effect of businesses acquired:			
(Increase) decrease in accounts receivable	(101,322)	9,998	(54,544)
Decrease in inventories and contracts in progress, net	100,612	28,409	20,876
Increase (decrease) in accounts payable	31,359	(8,107)	7,732
Increase in accrued payroll and benefits and other accrued expenses and liabilities	42,833	14,814	10,522
Changes in other assets and liabilities, net	23,272	(2,674)	(20,759)
Net cash provided by operating activities	209,342	145,739	43,620
Cash flows from investing activities:			
Proceeds from sale of discontinued operations, sale of assets and equity investment	1,661	4,413	10,061
Proceeds from sale of property, plant and equipment	714	3,577	5,478
Purchase of property, plant and equipment	(19,733)	(12,445)	(16,134)
Investment in and advances to unconsolidated entities and joint ventures	(4,752)	(3,449)	(237)
Payments for acquisitions of businesses, net of cash acquired, and related earn-out agreements	(40,732)	(10,690)	(1,568)
Net (disbursements) proceeds for other investments	(1,573)	58	(1,188)
Net cash used in investing activities	(64,415)	(18,536)	(3,588)
Cash flows from financing activities:			
Proceeds from working capital credit line	149,500	899,552	1,365,950
Repayments of working capital credit line	(149,500)	(979,552)	(1,425,350)
Borrowings for long-term debt	2,420	—	31
Repayments for long-term debt	(2,475)	(89)	(144)
Repayments for capital lease obligations	(615)	(182)	(458)
Proceeds from exercise of stock options	10,400	1,742	1,590
Excess tax benefits from share-based compensation	6,768	—	—
Net cash provided by (used in) financing activities	16,498	(78,529)	(58,381)
Effect of exchange rate changes on cash and cash equivalents	8,525	(3,998)	1,749
Increase (decrease) in cash and cash equivalents	169,950	44,676	(16,600)
Cash and cash equivalents at beginning of year	103,785	59,109	75,709
Cash and cash equivalents at end of year	$ 273,735	$ 103,785	$ 59,109

The accompanying notes to consolidated financial statements are an integral part of these statements.

EMCOR Group, Inc.
and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(In thousands)

	Total Stock-holders' equity	Common stock	Capital surplus	Accumulated other comprehensive (loss) income (1)	Retained earnings	Treasury stock	Comprehensive income
Balance, December 31, 2003	$521,356	$323	$316,568	$1,257	$219,921	$(16,713)	
Net income	33,207	—	—	—	33,207	—	$33,207
Foreign currency translation adjustments	5,409	—	—	5,409	—	—	5,409
Pension plan reduction of minimum liability, net of tax provision of $2.6 million	1,033	—	—	1,033	—	—	1,033
Comprehensive income							$39,649
Issuance of treasury stock for restricted stock units (2)	—	—	(836)	—	—	836	
Treasury stock, at cost (3)	(902)	—	—	—	—	(902)	
Common stock issued under stock option plans, net	1,590	3	1,559	—	—	28	
Value of restricted stock units (4)	668	—	668	—	—	—	
Balance, December 31, 2004	562,361	326	317,959	7,699	253,128	(16,751)	
Net income	60,042	—	—	—	60,042	—	$60,042
Foreign currency translation adjustments	(1,174)	—	—	(1,174)	—	—	(1,174)
Pension plan additional minimum liability, net of tax benefit of $0	(11,895)	—	—	(11,895)	—	—	(11,895)
Comprehensive income							$46,973
Issuance of treasury stock for restricted stock units (2)	—	—	(540)	—	—	540	
Treasury stock, at cost (3)	(871)	—	—	—	—	(871)	
Common stock issued under stock option plans, net (5)	5,615	7	6,455	—	—	(847)	
Value of restricted stock units	1,358	—	1,358	—	—	—	
Balance, December 31, 2005	615,436	333	325,232	(5,370)	313,170	(17,929)	
Net income	86,634	—	—	—	86,634	—	$86,634
Foreign currency translation adjustments	7,270	—	—	7,270	—	—	7,270
Pension plan reduction of minimum liability, net of tax provision of $0.4 million	880	—	—	880	—	—	880
Comprehensive income							$94,784
Effect of adopting Statement 158, net of tax benefit of $13.4 million	(30,969)	—	—	(30,969)	—	—	
Issuance of treasury stock for restricted stock units (2)	—	—	(551)	—	—	551	
Treasury stock, at cost (3)	(1,587)	—	—	—	—	(1,587)	
Common stock issued under stock option plans, net (5)	25,539	3	23,455	—	—	2,081	
Value of restricted stock units	1,238	—	1,238	—	—	—	
Share-based compensation expense	5,868	—	5,868	—	—	—	
Balance, December 31, 2006	$710,309	$336	$355,242	$(28,189)	$399,804	$(16,884)	

(1) As of December 31, 2006, represents cumulative foreign currency translation and pension liability adjustments of $18.8 million and $(47.0) million, respectively. As of December 31, 2005, represents cumulative foreign currency translation and net of tax minimum pension liability adjustments of $11.5 million and $(16.9) million, respectively. As of December 31, 2004, represents cumulative foreign currency translation and net of tax minimum pension liability adjustments of $12.7 million and $(5.0) million, respectively.

(2) Represents common stock transferred at cost from treasury stock upon the vesting of restricted stock units.

(3) Represents value of shares of common stock withheld by EMCOR for income tax withholding requirements upon the vesting of restricted stock units.

(4) Shares of common stock will be issued in respect of restricted stock units. This amount represents the value of restricted stock units at the date of grant.

(5) Includes the tax benefit of stock option exercises of $15.1 million in 2006 and $3.4 million in 2005. The 2006 amount includes an adjustment for stock option exercises of $4.5 million from prior periods.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

EMCOR Group, Inc.
and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — NATURE OF OPERATIONS

References to the "Company," "EMCOR," "we," "us," "our" and words of similar import refer to EMCOR Group, Inc. and its consolidated subsidiaries unless the context indicates otherwise.

We are one of the largest electrical and mechanical construction and facilities services firms in the United States, Canada, the United Kingdom and in the world. We specialize in providing services relating to electrical and mechanical systems in facilities of all types and in providing comprehensive services for the operation, maintenance and management of substantially all aspects of such facilities, commonly referred to as "facilities services." We design, integrate, install, start-up, operate and maintain various electrical and mechanical systems, including: (a) systems for the generation and distribution of electrical power; (b) fire protection systems; (c) lighting systems; (d) low-voltage systems, such as fire alarm, security, communication and process control systems; (e) voice and data communications systems; (f) heating, ventilation, air conditioning, refrigeration and clean-room process ventilation systems; and (g) plumbing, process and high-purity piping systems. We provide electrical and mechanical construction services and facilities services directly to corporations, municipalities and other governmental entities, owners/developers and tenants of buildings. We also provide these services indirectly by acting as a subcontractor to general contractors, systems suppliers and other subcontractors. Electrical and mechanical construction services generally fall into one of two categories: (a) large installation projects with contracts often in the multi-million dollar range that involve construction of industrial and commercial buildings and institutional and public works facilities or the fit-out of large blocks of space within commercial buildings and (b) smaller installation projects typically involving fit-out, renovation and retrofit work. Our facilities services, which support the operation of a customer's facilities, include site-based operations and maintenance, mobile maintenance and services, facilities management, remote monitoring, small modification and retrofit projects, technical consulting and diagnostic services, installation and support for building systems, program development, energy management programs and the design and construction of energy-related projects. These services are provided to a wide range of commercial, industrial, utility and institutional facilities including those at which we provided construction services.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated. All investments over which we exercise significant influence, but do not control (a 20% to 50% ownership interest), are accounted for using the equity method of accounting. Additionally, we participate in a joint venture with another company, and we have consolidated this joint venture as we have determined that through our participation we have a variable interest and are the primary beneficiary as defined by FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities".

Minority interest represents the allocation of earnings to our joint venture partners who either have a minority-ownership interest in joint ventures or are not at risk for the majority of losses of the joint venture, which joint ventures have been accounted for by us using the consolidation method of accounting.

On February 10, 2006, we effected a 2-for-1 stock split in the form of a stock distribution of one common share for each common share owned on the record date of January 30, 2006. The capital stock accounts, all share data and earnings per share data give effect to the stock split, applied retroactively, to all periods presented. See Note H - Common Stock of the notes to consolidated financial statements for additional information.

The results of operations for all years presented reflect discontinued operations accounting due to the sale of a subsidiary in 2006 and in 2005.

The results of operations of acquisitions in 2006 and 2005 have been included in the results of operations from the date of the respective acquisition by us.

Principles of Preparation

The preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the United States, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications of prior years data have been made in the accompanying consolidated financial statements where appropriate to conform to the current presentation.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Revenue Recognition

Revenues from long-term construction contracts are recognized on the percentage-of-completion method. Percentage-of-completion is measured principally by the percentage of costs incurred to date for each contract to the estimated total costs for such contract at completion. Certain of our electrical contracting business units measure percentage-of-completion by the percentage of labor costs incurred to date for each contract to the estimated total labor costs for such contract. Revenues from services contracts are recognized as services are provided. There are two basic types of services contracts (a) fixed price facilities services contracts which are signed in advance for maintenance, repair and retrofit work over periods typically ranging from one to three years (pursuant to which our employees may be at a customer's site full time) and (b) services contracts which may or may not be signed in advance for similar maintenance, repair and retrofit work on an as needed basis (frequently referred to as time and material work). Fixed price facilities services contracts are generally performed over the contract period, and, accordingly, revenue is recognized on a pro-rata basis over the life of the contract. Revenues derived from other services contracts are recognized when the services are performed in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition, revised and updated". Expenses related to all services contracts are recognized as incurred. Provisions for estimated losses on uncompleted long-term contracts are made in the period in which such losses are determined. In the case of customer change orders for uncompleted long-term construction contracts, estimated recoveries are included for work performed in forecasting ultimate profitability on certain contracts. Due to uncertainties inherent in the estimation process, it is reasonably possible that completion costs, including those arising from contract penalty provisions and final contract settlements, will be revised in the near-term. Such revisions to costs and income are recognized in the period in which the revisions are determined.

Costs and estimated earnings on uncompleted contracts

Costs and estimated earnings in excess of billings on uncompleted contracts arise in the consolidated balance sheets when revenues have been recognized but the amounts cannot be billed under the terms of the contracts. Such amounts are recoverable from customers based upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of the contract. Also included in costs and estimated earnings on uncompleted contracts are amounts we seek or will seek to collect from customers or others for errors or changes in contract specifications or design, contract change orders in dispute or unapproved as to scope and price or other customer-related causes of unanticipated additional contract costs (claims and unapproved change orders). Such amounts are recorded at estimated net realizable value when realization is probable and can be reasonably estimated. No profit is recognized on construction costs incurred in connection with claim amounts. Claims and unapproved change orders made by us involve negotiation and, in certain cases, litigation. In the event litigation costs are incurred by us in connection with claims or unapproved change orders, such litigation costs are expensed as incurred, although we may seek to recover these costs. We believe that we have established legal bases for pursuing recovery of our recorded unapproved change orders and claims, and it is management's intention to pursue and litigate such claims, if necessary, until a decision or settlement is reached. Unapproved change orders and claims also involve the use of estimates, and it is reasonably possible that revisions to the estimated recoverable amounts of recorded claims and unapproved change orders may be made in the near term. If we do not successfully resolve these matters, a net expense (recorded as a reduction in revenues) may be required, in addition to amounts that have been previously provided for. Claims against us are recognized when a loss is considered probable and amounts are reasonably determinable.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Costs and estimated earnings on uncompleted contracts and related amounts billed as of December 31, 2006 and 2005 were as follows (in thousands):

	2006	2005
Costs incurred on uncompleted contracts	$7,983,614	$8,927,230
Estimated earnings	519,164	546,394
	8,502,778	9,473,624
Less: billings to date	8,766,999	9,618,225
	$ (264,221)	$ (144,601)

Such amounts were included in the accompanying Consolidated Balance Sheets at December 31, 2006 and 2005 under the following captions (in thousands):

	2006	2005
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 147,848	$ 185,634
Billings in excess of costs and estimated earnings on uncompleted contracts	(412,069)	(330,235)
	$(264,221)	$(144,601)

As of December 31, 2006 and 2005, costs and estimated earnings in excess of billings on uncompleted contracts included unbilled revenues for unapproved change orders of approximately $48.2 million and $56.3 million, respectively, and for claims of approximately $22.4 million and $36.6 million, respectively. In addition, accounts receivable as of December 31, 2006 and 2005 includes claims of approximately $6.7 million and $4.7 million, respectively, plus unapproved change orders and contractually billed amounts related to such contracts of $76.9 million and $76.2 million, respectively. Generally, contractually billed amounts will not be paid by the customer to us until final resolution of related claims. Included in the claims amount is approximately $8.2 million and $18.2 million as of December 31, 2006 and 2005, respectively, related to projects of our Poole & Kent subsidiary, which projects had commenced prior to our acquisition of Poole & Kent in 1999. The Poole & Kent claims amount principally relate to a civil action in which Poole & Kent is a participant. See Note O - Legal Proceedings of the notes to consolidated financial statements for additional information.

Classification of Contract Amounts

In accordance with industry practice, we classify as current all assets and liabilities related to the performance of long-term contracts. The contracting cycle for certain long-term contracts may extend beyond one year, and, accordingly, collection or payment of amounts related to these contracts may extend beyond one year. Accounts receivable at December 31, 2006 and 2005 included $216.1 million and $209.5 million, respectively, of retainage billed under terms of these contracts. We estimate that approximately 86% of retainage recorded at December 31, 2006 will be collected during 2007. Accounts payable at December 31, 2006 and 2005 included $43.7 million and $43.1 million, respectively, of retainage withheld under terms of the contracts. We estimate that approximately 89% of retainage withheld at December 31, 2006 will be paid during 2007. Specific accounts receivable are evaluated when we believe a customer may not be able to meet its financial obligations. The allowance for doubtful accounts requirements are re-evaluated and adjusted on a regular basis and as additional information is received.

Cash and cash equivalents

For purposes of the consolidated financial statements, we consider all highly liquid instruments with original maturities of three months or less to be cash equivalents. We maintain a centralized cash management system whereby our excess cash balances are invested in high quality, short-term money market instruments, which are considered cash equivalents. At times, cash balances in our bank accounts may exceed federally insured limits.

Inventories

Inventories, which consist primarily of construction materials, are stated at the lower of cost or market. Cost is determined principally using the average cost method.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Investments, notes and other long-term receivables

Investments, notes and other long-term receivables were $29.6 million and $28.7 million at December 31, 2006 and 2005, respectively, and primarily consist of investments in joint ventures accounted for using the equity method of accounting. Included as investments, notes and other long-term receivables were investments of $16.7 million and $18.3 million as of December 31, 2006 and 2005, respectively, relating to a venture with Baltimore Gas & Electric (a subsidiary of Constellation Energy). This joint venture designs, constructs, owns, operates, leases and maintains facilities to produce chilled water for use in air conditioning commercial properties.

Property, plant and equipment

Property, plant and equipment is stated at cost. Depreciation, including amortization of assets under capital leases, is recorded principally using the straight-line method over estimated useful lives of 3 to 10 years for machinery and equipment, 3 to 5 years for vehicles, furniture and fixtures and computer hardware/software and 25 years for buildings. Leasehold improvements are amortized over the shorter of the remaining life of the lease term or the expected service life of the improvement. As events and circumstances indicate, we review the carrying amount of property, plant and equipment for impairment. In performing this review for recoverability, long-lived assets are assessed for possible impairment by comparing their carrying values to their undiscounted net pre-tax cash flows expected to result from the use of the asset. Impaired assets are written down to their fair values, generally determined based on their estimated future discounted cash flows. Through December 31, 2006, no material adjustment for the impairment of property, plant and equipment carrying value has been required.

Property, plant and equipment in the accompanying Consolidated Balance Sheets consisted of the following amounts as of December 31, 2006 and 2005 (in thousands):

	2006	2005
Machinery and equipment	$ 43,723	$ 31,921
Vehicles	31,047	28,015
Furniture and fixtures	19,640	20,974
Computer hardware/software	63,047	44,557
Land, buildings and leasehold improvements	46,693	43,934
	204,150	169,401
Accumulated depreciation and amortization	(151,370)	(122,958)
	$ 52,780	$ 46,443

Goodwill and Identifiable intangible assets

Goodwill at December 31, 2006 and 2005 was approximately $288.2 million and $283.4 million, respectively, and reflects the excess of cost over fair market value of net identifiable assets of companies acquired. We have adopted the following accounting standards issued by the Financial Accounting Standards Board ("FASB"): Statement No. 141, "Business Combinations" ("Statement 141") and Statement No. 142, "Goodwill and Other Intangible Assets" ("Statement 142"). Statement 141 requires that all business combinations be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination be recognized as assets apart from goodwill. Statement 142 requires goodwill and other identifiable intangible assets that have indefinite useful lives not be amortized, but instead must be tested at least annually for impairment (which we test each October 1). Furthermore, Statement 142 requires identifiable intangible assets with finite lives be amortized over their useful lives. Statement 142 requires that goodwill be allocated to the reporting units. The fair value of the reporting unit is compared to the carrying amount on an annual basis to determine if there is a potential impairment. If the fair value of the reporting unit is less than its carrying value of such goodwill, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than the carrying value. The fair value for goodwill is determined based on discounted estimated future cash flows. Our annual impairment review is performed in accordance with the provisions of Statement 142 and FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

The changes in the carrying amount of goodwill during the year ended December 31, 2006 were as follows (in thousands):

Balance at beginning of period	$283,412
Earn-out payments/accruals on prior year acquisitions	3,502
Goodwill recorded for acquisition of businesses	1,890
Goodwill allocated to the sale of assets and other items, net	(639)
Balance at end of period	$288,165

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

As of December 31, 2006, there are remaining contingent payments of approximately $5.0 million related to prior acquisitions.

Identifiable intangible assets are comprised of $14.7 million of customer backlog, $21.9 million of customer relationships, $2.1 million of non-competition agreements and $13.8 million of trademarks and tradenames, all acquired as a result of acquisitions in 2002, 2005 and 2006. The amounts attributable to backlog, customer relationships and non-competition agreements are being amortized on a straight-line method over periods from one to fifteen years. The backlog, customer relationships and non-competition agreements are presented in the consolidated balance sheets net of accumulated amortization of $14.5 million and $10.2 million at December 2006 and 2005, respectively. The $13.8 million attributable to trademarks and tradenames is not being amortized as trademarks and tradenames have indefinite lives, but are subject to an annual review for impairment in accordance with Statement 142. See Note C - Acquisitions of Businesses and Disposition of Assets of the notes to consolidated financial statements for additional information. The following table presents the estimated future amortization expense of identifiable intangible assets as of December 31, 2006 (in thousands):

2007	$ 6,147
2008	4,970
2009	2,830
2010	1,744
2011	1,671
Thereafter	6,812
	$24,174

Insurance Liabilities

Our insurance liabilities are determined actuarially based on claims filed and an estimate of claims incurred but not yet reported. At December 31, 2006 and 2005, the estimated current portion of undiscounted insurance liabilities of $16.5 million and $13.0 million, respectively, were included in "Other accrued expenses and liabilities" in the accompanying Consolidated Balance Sheets. The estimated non-current portion of the undiscounted insurance liabilities included in "Other long-term obligations" at December 31, 2006 and 2005 were $80.9 million and $76.9 million, respectively.

Fair Value of Financial Instruments

The carrying values of our financial instruments, which include accounts receivable and other financing commitments, approximate their fair values due primarily to their short-term maturities.

Foreign Operations

The financial statements and transactions of our foreign subsidiaries are maintained in their functional currency and translated into U.S. dollars in accordance with FASB Statement No. 52, "Foreign Currency Translation". Translation adjustments have been recorded as "Accumulated other comprehensive loss", a separate component of "Stockholders' equity".

Income Taxes

We account for income taxes in accordance with the provisions of FASB Statement No. 109, "Accounting for Income Taxes" ("Statement 109"). Statement 109 requires an asset and liability approach which requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized.

Derivatives and Hedging Activities

As of December 31, 2006, 2005 and 2004, we did not have any material derivative instruments.

Valuation of Share-Based Compensation Plans

We have various types of share-based compensation plans and programs which are administered by our Board of Directors or its Compensation and Personnel Committee. See Note I - Stock Options and Stock Plans for additional information regarding the share-based compensation plans and programs.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

On January 1, 2006, we adopted FASB Statement No. 123(R), "Share-Based Payment" ("Statement 123(R)"). With the adoption of Statement 123(R), all share-based payments to our employees and non-employee directors, including grants of stock options, have been recognized in the income statement based on their fair values, on a straight-line basis over the requisite service period, which is generally the vesting period, utilizing the modified prospective method of accounting. The impact of the adoption of Statement 123(R) resulted in $4.0 million of compensation expense for the year ended December 31, 2006. As a result, net income was adversely impacted in this period by $2.4 million, and basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS") were both adversely impacted by $0.07. Approximately $1.2 million of compensation expense, net of income taxes, will be recognized over the approximate 15 month remaining vesting period for stock options outstanding at December 31, 2006. Prior to January 1, 2006, we applied Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25") and related interpretations in accounting for stock options. Accordingly, no compensation expense has been recognized in the accompanying Consolidated Statements of Operations for the years ended December 31, 2005 and 2004 in respect of stock options granted during that period inasmuch as we granted stock options at fair market value. Had compensation expense for the options for the years ended December 31, 2005 and 2004 been determined consistent with FASB Statement No. 123, "Accounting for Stock-Based Compensation" and FASB Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", our net income, Basic EPS and Diluted EPS would have been reduced from the "as reported amounts" below to the "pro forma amounts" below (in thousands, except per share amounts):

	2005	2004
Income from continuing operations:		
As reported	$61,153	$33,265
Less: Total stock-based compensation expense determined under fair value based method, net of related tax effects	2,112	2,981
Pro Forma	$59,041	$30,284
Basic EPS:		
As reported	$ 1.96	$ 1.09
Pro Forma	$ 1.90	$ 1.00
Diluted EPS:		
As reported	$ 1.92	$ 1.07
Pro Forma	$ 1.85	$ 0.97

New Accounting Pronouncements

In September 2006, the FASB issued Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132 (R)" ("Statement 158"). Statement 158 requires that a company recognize the overfunded or underfunded status of its defined benefit post retirement plans (other than multi-employer plans) as an asset or liability in its statement of financial position and that it recognize changes in the funded status in the year in which the changes occur through other comprehensive income. Statement 158 also requires the measurement of the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position and to provide additional disclosures. On December 31, 2006, we adopted the recognition and disclosure provisions of Statement 158. The effect of adopting Statement 158 on our financial position at December 31, 2006 has been included in the accompanying consolidated financial statements and increased Accumulated other comprehensive loss by $31.0 million, net of a deferred tax benefit. Statement 158 did not have an effect on our financial position as of December 31, 2005 or 2004. We measure the fair value of plan assets and benefit obligations on December 31 of each year. See Note J - Retirement Plans of the notes to consolidated financial statements for more information on the impact of adoption and the related disclosures.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", an interpretation of FASB Statement No. 109, "Accounting for Income Taxes" ("FIN 48"), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt FIN 48 as of January 1, 2007, as required. The impact upon adoption is expected to result in an immaterial reduction of retained earnings and an increase in the accrual for income taxes. We will disclose the cumulative effect of the change in retained earnings in the consolidated financial statements in the first quarter of 2007.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("Statement 157"). Statement 157 provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. Statement 157 is effective for our financial statements beginning with the first quarter of 2008. Early adoption is permitted. We have not determined the effect, if any, the adoption of Statement 157 will have on our financial position and results of operations.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities -- Including an amendment of FASB Statement No 115" ("Statement 159"). Statement 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Statement 159 is effective for our financial statements beginning with the first quarter of 2008. We have not determined the effect, if any, the adoption of Statement 159 will have on our financial position and results of operations.

NOTE C — ACQUISITIONS OF BUSINESSES AND DISPOSITIONS OF ASSETS

During 2006, we acquired three companies, which were not individually or in the aggregate material, for $41.1 million in cash. Goodwill and Identifiable intangible assets, representing the excess purchase price over the fair value of amounts assigned to the net tangible assets acquired (primarily current assets and current liabilities), was preliminarily valued at $5.1 million and $20.0 million, respectively. In November 2005, we acquired one company for cash of $13.6 million. Goodwill and Identifiable intangible assets were valued at $5.2 million and $7.1 million, respectively, after completion of the final valuation and purchase price adjustments.

We believe the additions of these companies further our goal of market and geographic diversification, expansion of our fire protection and our facilities services operations and overall expansion of our service offerings. Additionally, these acquisitions create more opportunities for our subsidiaries to collaborate on national facilities services contracts. See Note B - Summary of Significant Accounting Policies of the notes to consolidated financial statements for a discussion of Goodwill and Identifiable intangible assets.

During 2006 and 2005, we recorded an aggregate of $3.5 million and $0.7 million, respectively, by reason of earn-out obligations in respect of prior year acquisitions.

On January 31, 2006, we sold a subsidiary that had been part of our United States mechanical construction and facilities services segment. On September 30, 2005, we sold a subsidiary that had been part of our United States facilities services segment. Results of these operations for all periods presented in our consolidated financial statements reflect discontinued operations accounting. Included in the results of discontinued operations for the year ended December 31, 2006 was a loss of $0.6 million (net of income taxes) which relates to the January 2006 sale of the subsidiary that had been part of our United States mechanical construction and facilities services segment. Included in the $1.1 million loss (net of income taxes) from discontinued operations for the year ended December 31, 2005 is a loss of $1.0 million (net of income taxes) which relates to the September 2005 sale of a subsidiary that had been part of our United States facilities services segment. An aggregate of $1.7 million and $4.4 million in cash and notes was received as consideration for both of these sales in 2006 and 2005, respectively. As of December 31, 2006 and 2005, the notes in respect of each year had been paid in full. We will not have any future involvement with these subsidiaries. The components of the results of operations for the discontinued operations are not presented as they are not material to the consolidated results of operations.

The gain on sale of assets of $2.8 million for the year ended December 31, 2004 was related to the September 1, 2004 sale of assets of our United Kingdom Delcommerce equipment rental service division. Concurrently with the sale, we entered into a long-term agreement to utilize the equipment rental services of the purchaser. The $1.8 million gain in 2004 on the sale of an equity investment was attributable to the August 2004 sale of our interest in a South African joint venture, the operating results of which had been reported in the Other international construction and facilities services segment. There were no other sales of such assets or equity investments in the years ended December 31, 2006, 2005 and 2004 other than the disposal of property, plant and equipment in the normal course of business.

NOTE D — EARNINGS PER SHARE

The following tables summarize our calculation of Basic and Diluted Earnings per Share ("EPS") for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Numerator:			
Income before discontinued operations	$87,254,000	$61,153,000	$33,265,000
Loss from discontinued operations	(620,000)	(1,111,000)	(58,000)
Net income available to common stockholders	$86,634,000	$60,042,000	$33,207,000
Denominator:			
Weighted average shares outstanding used to compute basic earnings per share	31,607,715	31,143,363	30,395,810
Effect of diluted securities - Share-based awards	1,132,482	691,518	737,664
Shares used to compute diluted earnings per share	32,740,197	31,834,881	31,133,474
Basic earnings (loss) per share:			
Continuing operations	$ 2.76	$ 1.96	$ 1.09
Discontinued operations	(0.02)	(0.03)	(0.00)
Total	$ 2.74	$ 1.93	$ 1.09
Diluted earnings (loss) per share:			
Continuing operations	$ 2.67	$ 1.92	$ 1.07
Discontinued operations	(0.02)	(0.03)	(0.00)
Total	$ 2.65	$ 1.89	$ 1.07

The number of options granted to purchase shares of our common stock that were excluded from the computation of Diluted EPS for the years ended December 31, 2006, 2005 and 2004 because they would be antidilutive were zero, 365,940 and 1,773,294, respectively.

NOTE E — CURRENT DEBT

Credit Facilities

Our previous revolving credit agreement (the "Old Revolving Credit Facility") made as of September 26, 2002, as amended, provided for a credit facility of $350.0 million. Effective October 17, 2005, we replaced the Old Revolving Credit Facility with an amended and restated $350.0 million revolving credit facility (the "2005 Revolving Credit Facility"). The 2005 Revolving Credit Facility expires on October 17, 2010. It permits us to increase our borrowing to $500.0 million if additional lenders are identified and/or existing lenders are willing to increase their current commitments. We utilized this feature to increase the line of credit under the 2005 Revolving Credit Facility from $350.0 million to $375.0 million on November 29, 2005. We may allocate up to $125.0 million of the borrowing capacity under the 2005 Revolving Credit Facility to letters of credit. The 2005 Revolving Credit Facility is guaranteed by certain of our direct and indirect subsidiaries, is secured by substantially all of our assets and most of the assets of our subsidiaries, and provides for borrowings in the form of revolving loans and letters of credit. The 2005 Revolving Credit Facility contains various covenants requiring, among other things, maintenance of certain financial ratios and certain restrictions with respect to payment of dividends, common stock repurchases, investments, acquisitions, indebtedness and capital expenditures. A commitment fee is payable on the average daily unused amount of the 2005 Revolving Credit Facility. The fee ranges from 0.25% to 0.5% of the unused amount, based on certain financial tests. Borrowings under the 2005 Revolving Credit Facility bear interest at (1) a rate which is the prime commercial lending rate announced by Harris Nesbitt from time to time (8.25% at December 31, 2006) plus 0.0% to 0.5%, based on certain financial tests or (2) United States dollar LIBOR (5.35% at December 31, 2006) plus 1.0% to 2.25%, based on certain financial tests. The interest rates in effect at December 31, 2006 were 8.25% and 6.35% for the prime commercial lending rate and the United States dollar LIBOR, respectively. Letter of credit fees issued under this facility range from 1.0% to 2.25% of the respective face amounts of the letters of credit issued and are charged based on the type of letter of credit issued and certain financial tests. In connection with the replacement of the Old Revolving Credit Facility, $0.4 million of prepaid commitment fees were recorded as interest expense for 2005. As of December 31, 2006 and 2005, we had approximately $55.6 million and $53.3 million of letters of credit outstanding, respectively. There were no borrowings under the 2005 Revolving Credit Facility as of December 31, 2006 and 2005.

NOTE E — CURRENT DEBT — (Continued)

Foreign Borrowings

Our Canadian subsidiary, Comstock Canada Ltd., has a credit agreement with a bank providing for an overdraft facility of up to Cdn. $0.5 million. The facility is secured by a standby letter of credit and provides for interest at the bank's prime rate, which was 6.0% at December 31, 2006. There were no borrowings outstanding under this credit agreement at December 31, 2006 or 2005.

NOTE F — LONG-TERM DEBT

Long-term debt in the accompanying Consolidated Balance Sheets consisted of the following amounts as of December 31, 2006 and 2005 (in thousands):

	2006	2005
Capitalized Lease Obligations at weighted average interest rates from 5.0% to 6.0% payable in varying amounts through 2011	$ 1,566	$ 1,570
Other, at weighted average interest rates of approximately 10.0%, payable in varying amounts through 2012	332	387
	1,898	1,957
Less: current maturities	659	551
	$ 1,239	$ 1,406

Capitalized Lease Obligations

See Note K - Commitments and Contingencies of the notes to consolidated financial statements for additional information.

Other Long-Term Debt

Other long-term debt consists primarily of loans for real estate, office equipment, automobiles and building improvements. The aggregate amount of other long-term debt maturing is approximately $0.1 million in each of the next five years.

NOTE G — INCOME TAXES

The 2006 income tax provision was $30.5 million compared to $9.6 million for 2005 and a benefit of approximately $0.01 million for 2004.

The 2006 income tax provision was comprised of: (a) $46.6 million of income tax provision in respect of pre-tax earnings of $117.7 million; (b) $8.4 million of income tax benefit related to the reversal of a valuation allowance based on the determination that sufficient taxable income existed in the past and will continue in the future to realize the related United Kingdom tax assets; (c) a $3.9 million income tax benefit related to the realization of net operating losses for which valuation allowances had previously been recorded in Canada; (d) an income tax benefit of $1.9 million for income tax reserves no longer required based on a current analysis of probable exposures; and (e) income tax benefits related to items aggregating approximately $1.9 million principally due to the deductibility of certain compensation arrangements for income tax purposes.

The income tax provision for 2005 was comprised of: (a) $27.1 million of income tax provision in respect of pre-tax earnings of $70.8 million; (b) $5.2 million of income tax provision related to a valuation allowance recorded to reduce deferred tax assets related to net operating losses and other temporary differences with respect to our Canadian construction and facilities services segment, since there is uncertainty as to whether the segment will have sufficient taxable income in the future to realize the benefit of such deferred tax assets; and (c) the offset of such income tax provisions by a $22.7 million income tax benefit for income tax reserves no longer required based on a current analysis of probable exposures.

The income tax benefit of approximately $0.01 million for 2004 was comprised of: (a) $13.9 million of income tax provision on pre-tax earnings of $33.3 million; (b) $8.2 million of income tax provision related to a valuation allowance recorded to reduce net deferred tax assets related to net operating losses and other temporary differences of the United Kingdom construction and facilities services segment inasmuch as there is uncertainty of sufficient future income to realize the benefit of such deferred tax assets; and (c) the partial offset of such income tax provisions by $22.1 million of income tax benefits for income tax reserves no longer required based on current analysis of probable exposures. The provision on income before income taxes for 2006, 2005 and 2004 each was recorded at an effective income tax rate of approximately 40%, 38% and 42%, respectively, excluding the items discussed above.

NOTE G — INCOME TAXES — (Continued)

We have recorded liabilities for our best estimate of the probable loss on certain positions taken on our income tax returns. We believe our recorded income tax liabilities are adequate for all tax years subject to audit based on our assessment of many factors. Although we believe our recorded income tax assets and liabilities are reasonable, tax regulations are subject to interpretation and tax litigation is inherently uncertain; therefore, our assessments involve judgments about future events and rely on reasonable estimates and assumptions. These income tax liabilities generally are not finalized with the individual tax authorities until several years after the end of the annual period for which income taxes have been estimated. As of December 31, 2006 and 2005, we had income tax reserves of $5.6 million and $7.5 million (included in "Other accrued expenses and liabilities"), respectively. The decrease in income tax reserves relates to the reversals discussed above.

We file a consolidated federal income tax return including all of our U.S. subsidiaries. At December 31, 2006, we had net operating loss carryforwards ("NOLs") for U.S. income tax purposes of approximately $7.0 million, which expire in the year 2009. In addition, at December 31, 2006, we had non-trade and capital losses for United Kingdom tax purposes of approximately $0.8 million, which have no expiration date and NOLs for Canadian income tax purposes of approximately $7.1 million, which expire in 2015. The NOLs are subject to review by taxing authorities.

The income tax provision (benefit) in the accompanying Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004 consisted of the following (in thousands):

	2006	2005	2004
Current:			
Federal provision (benefit)	$29,546	$ (237)	$(16,397)
State and local	9,917	5,628	4,988
Foreign benefit	(2,810)	(752)	(2,306)
	36,653	4,639	(13,715)
Deferred	(6,169)	5,002	13,704
	$30,484	$9,641	$ (11)

Factors accounting for the variation from U.S. statutory income tax rates for the years ended December 31, 2006, 2005 and 2004 were as follows (in thousands):

	2006	2005	2004
Federal income taxes at the statutory rate	$41,207	$ 24,778	$ 11,639
State and local income taxes, net of federal tax benefits	5,596	1,641	3,244
Foreign income taxes	(6,122)	(1,673)	(2,086)
Adjustments to valuation allowance for deferred tax assets	(8,446)	5,181	7,387
Reversal of tax reserves	(1,881)	(22,745)	(22,083)
Other	130	2,459	1,888
	$30,484	$ 9,641	$ (11)

NOTE G — INCOME TAXES — (Continued)

The components of the net deferred income tax asset are included in "Prepaid expenses and other" of $19.9 million and "Other assets" of $8.3 million at December 31, 2006 and "Prepaid expenses and other" of $22.0 million and "Other long-term liabilities" of $9.7 million at December 31, 2005 in the accompanying Consolidated Balance Sheets. The amounts recorded for the years ended December 31, 2006 and 2005 were as follows (in thousands):

	2006	2005
Deferred income tax assets:		
Net operating loss carryforwards	$ 4,974	$ 9,486
Excess of amounts expensed for financial statement purposes over amounts deducted for income tax purposes:		
Insurance liabilities	22,622	27,357
Pension liability	17,953	5,070
Other liabilities	33,744	20,715
Total deferred income tax assets	79,293	62,628
Valuation allowance for deferred tax assets	(12,893)	(18,738)
Net deferred income tax assets	66,400	43,890
Deferred income tax liabilities:		
Costs capitalized for financial statement purposes and deducted for income tax purposes:		
Depreciation of property, plant and equipment	(27,505)	(23,442)
Other	(10,741)	(8,134)
Total deferred income tax liabilities	(38,246)	(31,576)
Net deferred income tax asset	$ 28,154	$ 12,314

As of December 31, 2006 and 2005, the total valuation allowance on net deferred tax assets was approximately $12.9 million and $18.7 million, respectively. The primary reason for the decrease in the valuation allowance for 2006 was related to an $8.4 million reversal of a United Kingdom valuation allowance based on the determination that sufficient taxable income existed in the past and will continue in the future to realize the related United Kingdom tax assets.

Income (loss) from continuing operations before income taxes for the years ended December 31, 2006, 2005 and 2004 consisted of the following (in thousands):

	2006	2005	2004
United States	$107,651	$68,162	$39,696
Foreign	10,087	2,632	(6,442)
	$117,738	$70,794	$33,254

We have not recorded deferred income taxes on the undistributed earnings of our foreign subsidiaries because of our intent to indefinitely reinvest such earnings. Upon distribution of these earnings in the form of dividends or otherwise, we may be subject to U.S. income taxes and foreign withholding taxes. It is not practical, however, to estimate the amount of taxes that may be payable on the eventual remittance of these earnings. If invested capital was repatriated to the United States, there could be income taxes payable on any such amount.

NOTE H — COMMON STOCK

On January 27, 2006, our stockholders approved an amendment to our Restated Certificate of Incorporation authorizing an increase in the number of shares of our common stock from 30 million shares to 80 million shares. Following this approval, we effected on February 10, 2006 a 2-for-1 stock split in the form of a stock distribution of one common share for each common share owned, payable to shareholders of record on January 30, 2006. As of December 31, 2006 and 2005, 31,827,990 and 31,103,766 shares of our common stock were outstanding, respectively. Pursuant to a program authorized by our Board of Directors, we purchased 2,263,970 shares of our common stock prior to January 1, 2000. The aggregate amount of $16.9 million paid for those shares has been classified as "Treasury stock, at cost" in the Consolidated Balance Sheet at December 31, 2006, less the value of shares reissued pursuant to the exercise of stock options or issuance of restricted stock units as described in Note I - Stock Options and Stock Plans. Our management is authorized to expend up to an additional $3.2 million to purchase our common stock under this program.

NOTE I — STOCK OPTIONS AND STOCK PLANS

We have stock option plans and programs under which employees may receive stock options, and certain executives have a stock bonus plan and a long-term incentive plan pursuant to which they receive restricted stock units. EMCOR also has stock option plans under which non-employee directors may receive stock options. A summary of the general terms of the grants under stock option plans and programs and stock plans are as follows (adjusted for the February 10, 2006 2-for-1 stock split):

	Authorized Shares	Vesting	Expiration	Valuation Date
1994 Management Stock Option Plan (the "1994 Plan")	2,000,000	Generally, 33⅓% on each anniversary of grant date	Ten years from grant date	Fair market value of common stock on grant date
1995 Non-Employee Directors' Non-Qualified Stock Option Plan (the "1995 Plan")	400,000	100% on grant date	Ten years from grant date	Fair market value of common stock on grant date
1997 Non-Employee Directors' Non-Qualified Stock Option Plan (the "1997 Directors' Stock Option Plan")	600,000	(1)	Five years from grant date	Fair market value of common stock on grant date (3)
1997 Stock Plan for Directors (the "1997 Directors' Stock Plan")	300,000	(2)	Five years from grant date	Fair market value of common stock on grant date (3)
2003 Non-Employee Directors' Non-Qualified Stock Option Plan (the "2003 Directors' Stock Option Plan")	240,000	100% on grant date	Ten years from grant date	Fair market value of common stock on grant date
2003 Management Stock Incentive Plan ("2003 Management Plan")	660,000	To be determined by the Compensation Committee	Ten years from grant date	Fair market value of common stock on grant date
Executive Stock Bonus Plan ("ESBP")	440,000	100% on grant date	Ten years from grant date	Fair market value of common stock on grant date
2005 Management Stock Incentive Plan ("2005 Management Plan")	900,000	To be determined by the Compensation Committee	Ten years from grant date	Fair market value of common stock on grant date
2005 Stock Plan for Directors (the "2005 Directors' Stock Plan")	52,000	50% on grant or award date, 50% on the first anniversary of grant date	Ten years from grant date	Fair market value of common stock on grant date
Other Stock Option Grants	Not applicable	Generally, either 100% on first anniversary of grant date or 25% on grant and 25% on each anniversary of grant date	Ten years from grant date	Fair market value of common stock on grant date

(1) Until July 2000, non-employee directors could elect to receive one-third, two-thirds or all of their retainer for a calendar year in the form of stock options. Since then such directors have received all of their retainer in the form of stock options. All options under this plan become exercisable quarterly over the calendar year in which they are granted. In addition, each director received additional stock options equal to the product of 0.5 times the amount of stock options otherwise issued.

(2) The plan terminated during 2003.

(3) Generally, the grant date was the first business day of a calendar year.

NOTE I — STOCK OPTIONS AND STOCK PLANS — (Continued)

The following table summarizes our stock option and restricted stock unit activity since December 31, 2003:

Stock Options	Shares	Weighted Average Price
Balance, December 31, 2003	3,298,394	$13.48
Granted	556,096	$21.65
Forfeited	(14,000)	$12.03
Exercised	(342,982)	$ 4.69
Balance, December 31, 2004	3,497,508	$15.65
Granted	762,904	$22.84
Forfeited	—	—
Exercised	(610,484)	$ 4.45
Balance, December 31, 2005	3,649,928	$19.03
Granted	79,060	$42.77
Forfeited	—	—
Exercised	(662,124)	$15.92
Balance, December 31, 2006	3,066,864	$20.31

Restricted Stock Units	Shares
Balance, December 31, 2003	261,212
Granted	85,276
Forfeited	—
Issued	(113,414)
Balance, December 31, 2004	233,074
Granted	31,276
Forfeited	—
Issued	(98,138)
Balance, December 31, 2005	166,212
Granted	148,141
Forfeited	(15,284)
Issued	(99,660)
Balance, December 31, 2006	199,409

In addition, 4,140 shares were issued to certain non-employee directors pursuant to annual retainer arrangements. As a result of stock option exercises, $10.4 million of proceeds were received during the year ended December 31, 2006. The income tax benefit derived in 2006 as a result of such exercises and share-based compensation was $8.9 million, of which $6.8 million represented excess tax benefits. This compares to $1.7 million of proceeds from stock option exercises for the year ended December 31, 2005. The income tax benefit from the stock option exercises and other share-based compensation for the year ended December 31, 2005 was $3.9 million.

The director shares and restricted stock units were awarded to directors and employees pursuant to non-employee director and key-person long-term incentive plans and a separation agreement for which $1.9 million and $0.9 million of compensation expense was recognized for the years ended December 31, 2006 and 2005, respectively. We also have outstanding phantom equity units for which $2.8 million of expense was recognized for the year ended December 31, 2006 due to changes in the market price of our common stock from the award date.

The total intrinsic value of options (the amounts by which the stock price exceeded the exercise price of the option on the date of exercise) that was exercised during 2006, 2005 and 2004 was $23.7 million, $12.3 million and $5.5 million, respectively.

At December 31, 2006, 2005 and 2004 approximately 2,620,000, 2,700,000 and 2,920,000 options were exercisable, respectively. The weighted average exercise price of exercisable options at December 31, 2006, 2005 and 2004 was approximately $19.93, $17.73 and $14.17, respectively.

The following table summarizes information about our stock options at December 31, 2006 (adjusted for the February 10, 2006 2-for-1 stock split):

	Stock Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$8.10 - $10.00	610,666	1.28 Years	$ 9.57	610,666	$ 9.57
$10.97 - $13.57	170,000	3.68 Years	$12.48	170,000	$12.48
$18.93 - $21.15	388,466	5.40 Years	$20.63	368,466	$20.71
$21.92 - $23.18	1,312,968	6.72 Years	$22.43	926,037	$22.39
$23.63 - $27.75	505,702	6.28 Years	$26.64	466,369	$26.86
$35.58 - $45.05	79,062	8.14 Years	$42.77	79,062	$42.77

NOTE I — STOCK OPTIONS AND STOCK PLANS — (Continued)

The total aggregate intrinsic value of options outstanding as of December 31, 2006, 2005 and 2004 was approximately $112.1 million, $53.8 million and $24.4 million, respectively. The total aggregate intrinsic value of options exerciseable as of December 31, 2006, 2005 and 2004 was approximately $96.8 million, $43.3 million and $24.7 million, respectively.

The pro forma effect on our net income, Basic EPS and Diluted EPS, had compensation costs been determined consistent with the recognition of compensation costs provisions of Statement No. 123, is presented in Note B - Summary of Significant Accounting Policies. The associated pro forma compensation costs related to the provisions of Statement No. 123, net of tax effects, were $2.1 million and $3.0 million for the years ending December 31, 2005 and 2004, respectively.

The fair value on the date of grant was calculated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the periods indicated:

	For the year ended December 31,		
	2006	2005	2004
Dividend yield	0%	0%	0%
Expected volatility	34.0%	36.8%	28.4%
Risk-free interest rate	4.9%	3.9%	3.2%
Expected life of options in years	5.8	6.3	4.5
Weighted average grant date fair value	$18.72	$9.97	$6.33

Forfeitures of stock options have been historically insignificant to the calculation and are estimated to be zero in all periods presented.

During 2004, 455,854 of out-of-the-money stock options were vested in full in anticipation of a change in accounting rules requiring the expensing of stock options beginning as of January 1, 2006 (see "Valuation of Share-Based Compensation Plans" in Note B - Summary of Significant Accounting Policies of the notes to consolidated financial statements for additional information).

NOTE J — RETIREMENT PLANS

Our United Kingdom subsidiary has a defined benefit pension plan covering all eligible employees (the "UK Plan"). The benefits under the UK Plan are based on wages and years of service with the subsidiary. Our policy is to fund the minimum amount required by law. The measurement date of the UK Plan is December 31 of each year.

On December 31, 2006, we adopted the recognition and provisions of Statement 158. Statement 158 requires us to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of the UK Plan in the December 31, 2006 statement of financial position, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the net unrecognized actuarial losses remaining from the initial adoption of Statement No. 87, "Employers' Accounting for Pensions" ("Statement 87"), all of which were previously netted against the plan's funded status in our statement of financial position pursuant to the provisions of Statement 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to our historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of accumulated other comprehensive income (loss). Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income (loss) at the adoption of Statement 158.

The incremental effects of adopting the provisions of Statement 158 for the UK Plan on our consolidated statement of financial position at December 31, 2006 are presented in the following table. The adoption of Statement 158 had no effect on our consolidated statement of operations for the year ended December 31, 2006, or for any prior period presented, and it will have no effect on our future operating results. Had we not been required to adopt Statement 158 at December 31, 2006, we would have recognized a minimum pension liability pursuant to the provisions of Statement 87 of $15.6 million.

NOTE J — RETIREMENT PLANS — (Continued)

The effect of recognizing the additional minimum liability for the UK Plan is included in the table below in the column labeled "Prior to Adopting Statement 158" (in thousands):

	At December 31, 2006		
	Prior to Adopting Statement 158	Effect of Adopting Statement 158	As Reported at December 31, 2006
Intangible asset (pension)	$ —	$ —	$ —
Accrued pension liability	$16,592	$ 43,250	$ 59,842
Net deferred income tax asset	$15,179	$ 12,975	$ 28,154
Accumulated other comprehensive income (loss)	$ 2,086	$(30,275)	$(28,189)

The change in benefit obligations and assets of the UK Plan for the years ended December 31, 2006 and 2005 consisted of the following components (in thousands):

	2006	2005
Change in pension benefit obligation		
Benefit obligation at beginning of year	$206,460	$192,360
Service cost	4,285	3,896
Interest cost	10,484	9,701
Plan participants' contributions	2,794	3,226
Actuarial loss	20,224	24,314
Benefits paid	(7,970)	(5,313)
Foreign currency exchange rate changes	30,359	(21,724)
Benefit obligation at end of year	$266,636	$206,460
Change in pension plan assets		
Fair value of plan assets at beginning of year	$163,630	$150,533
Actual return on plan assets	18,195	25,365
Employer contributions	6,349	6,933
Plan participants' contributions	2,794	3,226
Benefits paid	(7,970)	(5,313)
Foreign currency exchange rate changes	23,796	(17,114)
Fair value of plan assets at end of year	$206,794	$163,630
Funded status at end of year	$ (59,842)	$ (42,830)

Amounts not yet reflected in net periodic benefit cost and included in Accumulated other comprehensive loss:

	2006
Unrecognized losses	$ 58,888

Reconciliation of funded status to net amounts recognized in the Consolidated Balance Sheets

	2006	2005
Funded status	$(59,842)	$(42,830)
Unrecognized prior service cost	—	67
Unrecognized losses	—	40,984
Net amount recognized	$(59,842)	$ (1,779)

Amounts recognized in the Consolidated Balance Sheets

	2006	2005
Intangible asset	$ —	$ 67
Current liability	—	(1,846)
Non-current liability	(59,842)	(16,897)
Accumulated other comprehensive loss	—	16,897
Net amount recognized	$(59,842)	$ (1,779)

NOTE J — RETIREMENT PLANS — (Continued)

The assumptions used as of December 31, 2006, 2005 and 2004 in determining pension cost and liability shown above were as follows:

	2006	2005	2004
Discount rate	5.1%	4.8%	5.4%
Annual rate of salary provision	3.8%	3.1%	3.1%
Annual rate of return on plan assets	6.5%	6.3%	6.8%

The annual rate of return on plan assets is based on the United Kingdom Government Bond yield, plus an estimated margin, at each year's measurement date. This annual rate approximates the historical annual return on plan assets and considers the expected asset allocation between equity and debt securities. For measurement purposes, the annual rates of inflation of covered pension benefits assumed for 2006 and 2005 were 2.8% and 2.5%, respectively.

The components of net periodic pension benefit cost for the years ended December 31, 2006, 2005 and 2004 were as follows (in thousands):

	2006	2005	2004
Service cost	$ 4,285	$ 3,896	$ 4,906
Interest cost	10,484	9,701	8,891
Expected return on plan assets	(11,175)	(9,890)	(8,933)
Net amortization of prior service cost and actuarial loss	72	85	19
Amortization of unrecognized loss	1,675	1,351	1,402
Net periodic pension benefit cost	$ 5,341	$ 5,143	$ 6,285

The estimated net loss for the UK Plan that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next year is $2.7 million.

UK Plan Assets

The weighted average asset allocations and weighted average target allocations at December 31, 2006 were as follows:

Asset Category	December 31, 2006	Target Asset Allocation
Equity securities	71.6%	70.0%
Debt securities	27.8	30.0
Other	0.6	—
Total	100.0%	100.0%

Plan assets of our UK Plan include marketable equity securities in both United Kingdom and United States companies. Debt securities consist mainly of fixed interest bonds.

The investment policies and strategies for plan assets are established to achieve a reasonable balance between risk, likely return and administration expense, as well as to maintain funds at a level to meet minimum funding requirements. In order to ensure that an appropriate investment strategy is in place, an analysis of the UK Plan's assets and liabilities is completed periodically.

Cash Flows:

Contributions

Our United Kingdom subsidiary expects to contribute approximately $7.0 million to its UK Plan in 2007.

NOTE J — RETIREMENT PLANS — (Continued)

Estimated Future Benefit Payments

The following estimated benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the following years (in thousands):

	Pension Benefits
2007	$6,853
2008	7,343
2009	7,832
2010	8,322
2011	8,811
Succeeding five years	51,398

The accumulated benefit obligation for the UK Plan for the years ended December 31, 2006 and 2005 was $223.4 million and $182.4 million, respectively.

The following table shows certain information for the UK Plan where the accumulated benefit obligation is in excess of plan assets as of December 31, 2006 and 2005 (in thousands):

	2006	2005
Projected benefit obligation	$266,636	$206,460
Accumulated benefit obligation	$223,386	$182,373
Fair value of plan assets	$206,794	$163,630

We also sponsor two domestic defined benefit plans for which participation by new individuals is frozen. The benefit obligation associated with these plans as of December 31, 2006 and 2005 was approximately $5.3 million and $5.2 million, respectively. The estimated fair value of the plan assets as of December 31, 2006 and 2005 was approximately $5.5 million and $4.9 million, respectively. The prepaid balances as of December 31, 2006 are classified as long-term assets on the balance sheet. As a result of adopting Statement 158 as of December 31, 2006 for these plans, Accumulated other comprehensive loss was increased by approximately $0.7 million, net of income taxes. The major assumptions used in the actuarial valuations included a discount rate of 6.0% and an expected rate of return of 8.5%. The estimated loss for these plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next year is less than $0.1 million. The future estimated benefit payments associated with the plans for the next ten years is approximately $0.3 million per year.

We contribute to various union pension funds based upon wages paid to our union employees. Such contributions approximated $150.1 million, $133.5 million and $133.9 million for the years ended December 31, 2006, 2005 and 2004, respectively. The increase in contributions of $16.6 million for 2006 compared to 2005 was primarily related to increased hours worked and wages earned and incremental contributions for acquired companies of approximately $3.0 million.

We have retirement and savings plans that cover U.S. eligible non-union employees. Contributions to these plans are based on a percentage of the employee's base compensation. The expenses recognized for the years ended December 31, 2006, 2005 and 2004 for these plans were $6.4 million, $6.2 million and $6.2 million, respectively.

Our United Kingdom subsidiary has a defined contribution retirement plan. The expense recognized for the years ended December 31, 2006, 2005 and 2004 was $1.9 million, $1.7 million and $1.2 million, respectively.

Our Canadian subsidiary has a defined contribution retirement plan. The expense recognized was $0.3 million for each of the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE K — COMMITMENTS AND CONTINGENCIES

We lease land, buildings and equipment under various leases. The leases frequently include renewal options and require us to pay for utilities, taxes, insurance and maintenance expenses.

Future minimum payments, by year and in the aggregate, under capital leases, non-cancelable operating leases and related subleases with initial or remaining terms of one or more years at December 31, 2006, were as follows (in thousands):

	Capital Lease	Operating Lease	Sublease Income
2007	$ 663	$ 43,656	$306
2008	506	36,862	168
2009	370	28,734	168
2010	148	22,320	—
2011	11	14,575	—
Thereafter	—	29,042	—
Total minimum lease payment	1,698	$175,189	$642
Amounts representing interest	(132)		
Present value of net minimum lease payments	$1,566		

Rent expense for operating leases and other rental items for the years ended December 31, 2006, 2005 and 2004 was $74.0 million, $61.5 million and $54.9 million, respectively. Rent expense for the years ended December 31, 2006, 2005 and 2004 included sublease rental income of $0.3 million, $0.5 million and $0.7 million, respectively.

We have agreements with our executive officers and certain other key management personnel providing for severance benefits for such employees upon termination of their employment under certain circumstances.

We are contingently liable to sureties in respect of performance and payment bonds issued by sureties, usually at the request of customers in connection with construction projects, which secure our payment and performance obligations under contracts for such projects. In addition, at the request of labor unions representing certain of our employees, bonds are sometimes provided to secure obligations for wages and benefits payable to or for such employees. Our bonding requirements typically increase as the amount of public sector work increases. As of December 31, 2006, based on our percentage-of-completion of our projects covered by Surety Bonds, our aggregate estimated exposure, had there been defaults on all our existing contractual obligations, would have been approximately $1.0 billion. The bonds are issued by our sureties in return for premiums, which vary depending on the size and type of bond. We have agreed to indemnify the sureties for amounts, if any, paid by them in respect of bonds issued on our behalf.

We are subject to regulation with respect to the handling of certain materials used in construction which are classified as hazardous or toxic by Federal, State and local agencies. Our practice is to avoid participation in projects principally involving the remediation or removal of such materials. However, when remediation is required as part of our contract performance, we believe we comply with all applicable regulations governing the discharge of material into the environment or otherwise relating to the protection of the environment.

One of our subsidiaries has guaranteed $25.0 million of borrowings of a venture in which it has a 40% interest; the other venture partner, Baltimore Gas and Electric (a subsidiary of Constellation Energy), has a 60% interest. The venture designs, constructs, owns, operates, leases and maintains facilities to produce chilled water for sale to customers for use in air conditioning commercial properties. These guarantees are not expected to have a material affect on our financial position or results of operations. Each of the venturers is jointly and severally liable, in the event of default, for the venture's $25.0 million in borrowings due December 2031.

We presently employ approximately 27,000 people, approximately 69% of whom are represented by various unions pursuant to more than 400 collective bargaining agreements between our individual subsidiaries and local unions. We believe that our employee relations are generally good. Only two of these collective bargaining agreements are national or regional in scope.

Restructuring expenses, primarily relating to employee severance obligations and reduction of leased facilities, were $1.6 million, $1.8 million and $8.3 million for 2006, 2005 and 2004, respectively. As of December 31, 2006 and 2005, the balance of these obligations was $0.2 million at each date, respectively. The December 31, 2005 obligation was paid in 2006.

NOTE L — ADDITIONAL CASH FLOW INFORMATION

The following presents information about cash paid for interest and income taxes for the years ended December 31, 2006, 2005 and 2004 (in thousands):

	2006	2005	2004
Cash paid during the year for:			
Interest	$ 1,788	$8,573	$7,486
Income taxes	$29,205	$9,858	$1,759
Non-cash financing activities:			
Assets acquired under capital lease obligations	$ 612	$ 412	$1,781
Capital lease obligations terminated	$ —	$ (322)	$ —
Contingent purchase price accrued	$ 3,372	$ —	$ —

NOTE M — SEGMENT INFORMATION

We have the following reportable segments: United States electrical construction and facilities services; United States mechanical construction and facilities services; United States facilities services; Canada construction and facilities services; United Kingdom construction and facilities services; and Other international construction and facilities services. The segment "United States facilities services" principally consists of those operations which primarily provide consulting and maintenance services, and "Other international construction and facilities services" represents our operations outside of the United States, Canada and the United Kingdom (primarily in the Middle East) performing electrical construction, mechanical construction and facilities services. Our interest in the South African joint venture, which had been reflected in the "Other international construction and facilities services" segment, was sold in August 2004. The following tables present information about industry segments and geographic areas for the years ended December 31, 2006, 2005 and 2004. Insignificant reclassifications of certain business units among the segments have been made for all periods presented due to changes in our internal reporting structure (in millions):

NOTE M — SEGMENT INFORMATION — (Continued)

	As Reported		
	2006	2005	2004
Revenues from unrelated entities:			
United States electrical construction and facilities services	$1,280.2	$1,224.6	$1,235.3
United States mechanical construction and facilities services	1,820.9	1,671.6	1,778.3
United States facilities services	960.7	785.2	725.2
Total United States operations	4,061.8	3,681.4	3,738.8
Canada construction and facilities services	287.8	342.1	280.8
United Kingdom construction and facilities services	671.4	673.1	678.5
Other international construction and facilities services	—	—	—
Total worldwide operations	$5,021.0	$4,696.6	$4,698.1
Total revenues:			
United States electrical construction and facilities services	$1,284.7	$1,236.9	$1,275.8
United States mechanical construction and facilities services	1,845.8	1,681.8	1,792.0
United States facilities services	966.4	787.6	726.5
Less intersegment revenues	(35.1)	(24.9)	(55.5)
Total United States operations	4,061.8	3,681.4	3,738.8
Canada construction and facilities services	287.8	342.1	280.8
United Kingdom construction and facilities services	671.4	673.1	678.5
Other international construction and facilities services	—	—	—
Total worldwide operations	$5,021.0	$4,696.6	$4,698.1
Operating income (loss):			
United States electrical construction and facilities services	$ 46.7	$ 79.8	$ 81.2
United States mechanical construction and facilities services	82.1	20.2	(1.5)
United States facilities services	39.0	26.3	14.4
Total United States operations	167.8	126.3	94.1
Canada construction and facilities services	1.0	(7.9)	(11.9)
United Kingdom construction and facilities services	6.8	7.5	0.0
Other international construction and facilities services	(0.1)	0.0	0.5
Corporate administration	(55.9)	(43.2)	(35.0)
Restructuring expenses	(1.6)	(1.8)	(8.3)
Gain on sale of assets	—	—	2.8
Total worldwide operations	118.0	80.9	42.2
Other corporate items:			
Interest expense	(2.3)	(8.3)	(8.9)
Interest income	6.2	2.7	1.9
Gain on sale of equity investment	—	—	1.8
Minority interest	(4.2)	(4.5)	(3.8)
Income from continuing operations before income taxes	$ 117.7	$ 70.8	$ 33.3

NOTE M — SEGMENT INFORMATION — (Continued)

	2006	2005	2004
Capital expenditures:			
United States electrical construction and facilities services	$ 2.8	$ 2.4	$ 1.7
United States mechanical construction and facilities services	3.4	2.5	2.8
United States facilities services	9.3	3.9	6.2
Total United States operations	15.5	8.8	10.7
Canada construction and facilities services	2.5	1.3	0.8
United Kingdom construction and facilities services	1.1	0.3	3.7
Other international construction and facilities services	—	—	—
Corporate administration	0.6	2.0	0.9
Total worldwide operations	$19.7	$12.4	$16.1
Depreciation and amortization of Property, plant and equipment:			
United States electrical construction and facilities services	$3.1	$3.0	$3.3
United States mechanical construction and facilities services	5.3	5.6	5.9
United States facilities services	4.1	5.8	5.8
Total United States operations	12.5	14.4	15.0
Canada construction and facilities services	1.0	0.9	0.9
United Kingdom construction and facilities services	2.8	2.8	4.3
Other international construction and facilities services	—	—	—
Corporate administration	0.8	1.3	0.7
Total worldwide operations	$17.1	$19.4	$20.9

	2006	2005
Costs and estimated earnings in excess of billings on uncompleted contracts:		
United States electrical construction and facilities services	$ 49.3	$ 64.2
United States mechanical construction and facilities services	62.8	70.5
United States facilities services	11.1	10.3
Total United States operations	123.2	145.0
Canada construction and facilities services	18.3	21.7
United Kingdom construction and facilities services	6.3	18.9
Other international construction and facilities services	—	—
Total worldwide operations	$147.8	$185.6
Billings in excess of costs and estimated earnings on uncompleted contracts:		
United States electrical construction and facilities services	$144.8	$120.2
United States mechanical construction and facilities services	166.8	135.9
United States facilities services	15.9	11.4
Total United States operations	327.5	267.5
Canada construction and facilities services	17.1	13.1
United Kingdom construction and facilities services	67.5	49.6
Other international construction and facilities services	—	—
Total worldwide operations	$412.1	$330.2

NOTE M — SEGMENT INFORMATION — (Continued)

	2006	2005
Long-lived assets:		
United States electrical construction and facilities services	$ 11.1	$ 11.4
United States mechanical construction and facilities services	206.8	183.9
United States facilities services	145.9	136.7
Total United States operations	363.8	332.0
Canada construction and facilities services	6.5	4.8
United Kingdom construction and facilities services	6.4	7.1
Other international construction and facilities services	—	—
Corporate administration	2.5	2.9
Total worldwide operations	$ 379.2	$ 346.8
Goodwill:		
United States electrical construction and facilities services	$ 3.8	$ 3.8
United States mechanical construction and facilities services	166.9	164.2
United States facilities services	117.5	115.4
Total United States operations	288.2	283.4
Canada construction and facilities services	—	—
United Kingdom construction and facilities services	—	—
Other international construction and facilities services	—	—
Corporate administration	—	—
Total worldwide operations	$ 288.2	$ 283.4
Total assets:		
United States electrical construction and facilities services	$ 363.7	$ 357.5
United States mechanical construction and facilities services	748.0	673.2
United States facilities services	370.4	331.5
Total United States operations	1,482.1	1,362.2
Canada construction and facilities services	83.4	137.2
United Kingdom construction and facilities services	255.1	154.6
Other international construction and facilities services	0.5	3.0
Corporate administration	267.9	121.9
Total worldwide operations	$2,089.0	$1,778.9

NOTE N — SELECTED UNAUDITED QUARTERLY INFORMATION
(In thousands, except per share data)

Quarterly and year-to-date computations of per share amounts are made independently; therefore, the sum of per share amounts for the quarters may not equal per share amounts for the year.

	March 31	June 30	Sept. 30	Dec. 31
2006 Quarterly Results				
Revenues	$1,151,077	$1,220,423	$1,269,634	$1,379,902
Gross profit	$ 114,833	$ 133,528	$ 147,872	$ 171,444
Net income	$ 7,013	$ 16,861	$ 22,553	$ 40,207
Basic EPS - continuing operations	$ 0.24	$ 0.53	$ 0.71	$ 1.26
Basic EPS - discontinued operations	(0.02)	—	—	—
	$ 0.22	$ 0.53	$ 0.71	$ 1.26
Diluted EPS - continuing operations	$ 0.24	$ 0.52	$ 0.69	$ 1.22
Diluted EPS - discontinued operations	(0.02)	—	—	—
	$ 0.22	$ 0.52	$ 0.69	$ 1.22
2005 Quarterly Results				
Revenues	$1,083,755	$1,168,831	$1,210,354	$1,233,663
Gross profit	$ 99,202	$ 111,971	$ 131,083	$ 156,159
Net income	$ 1,913	$ 7,933	$ 30,864	$ 19,332
Basic EPS - continuing operations	$ 0.07	$ 0.24	$ 1.02	$ 0.62
Basic EPS - discontinued operations	(0.01)	0.01	(0.03)	(0.00)
	$ 0.06	$ 0.25	$ 0.99	$ 0.62
Diluted EPS - continuing operations	$ 0.06	$ 0.24	$ 1.00	$ 0.60
Diluted EPS - discontinued operations	(0.00)	0.01	(0.03)	(0.00)
	$ 0.06	$ 0.25	$ 0.97	$ 0.60

NOTE O — LEGAL PROCEEDINGS

In July 2003, our subsidiary, Poole and Kent Corporation ("Poole & Kent"), was served with a subpoena duces tecum by a grand jury empanelled by the United States District Court for the District of Maryland investigating, among other things, public corruption and fraud in the use of minority and woman-owned business enterprises. On April 26, 2004, Poole & Kent was identified as a target of that investigation. Poole & Kent has cooperated with investigators from the time it first learned of the investigation, has responded to various subpoenas and requests for documents and other information, and, in the course of its cooperation with investigators, has waived its attorney client privilege and other client/lawyer confidentiality protections. In connection with such investigation, on September 6, 2005, a former employee of Poole & Kent and his wife pled guilty to federal mail fraud charges that they used a fraudulent woman's owned business enterprise ("WBE") in order to enrich themselves, to help Poole & Kent qualify for certain public construction projects and to corrupt a former Maryland state senator. The former employee also pled guilty to filing a false federal personal income tax return as a result of his failure to report on his federal income tax return the value of free work that was done at his home by Poole & Kent. On October 17, 2005, the grand jury returned an indictment charging W. David Stoffregen ("Stoffregen"), the former President and Chief Executive Officer of Poole & Kent, and a former Maryland state senator and his wife with racketeering, mail fraud and related offenses, related to the fraudulent WBE and corruption schemes. On October 26, 2005, a former Poole & Kent project manager pled guilty to making false statements to federal investigators during the grand jury investigation. More recently, on October 20, 2006, Stoffregen's former administrative assistant pled guilty to a charge of misprision of a felony for deliberately withholding from investigators and the grand jury a scheme by Stoffregen to defraud Poole & Kent. On December 4, 2006, Stoffregen entered a plea of guilty to racketeering conspiracy, mail fraud and tax charges, related to the fraudulent WBE scheme, his efforts to corrupt the Maryland state senator and his defrauding of Poole & Kent. Poole & Kent had terminated Stoffregen prior to his indictment in October 2005 because of his refusal to cooperate with federal investigators.

NOTE O — LEGAL PROCEEDINGS — (Continued)

On March 14, 2003, John Mowlem Construction plc ("Mowlem") presented a claim in arbitration against our United Kingdom subsidiary, EMCOR Group (UK) plc (formerly named EMCOR Drake & Scull Group plc) ("D&S"), in connection with a subcontract D&S entered into with Mowlem with respect to a project for the United Kingdom Ministry of Defence at Abbey Wood in Bristol, U.K. Mowlem seeks damages arising out of alleged defects in the D&S design and construction of the electrical and mechanical engineering services for the project. Mowlem's claim is for 39.5 million British pounds sterling (approximately $77.3 million), which includes costs allegedly incurred by Mowlem in connection with rectification of the alleged defects, overhead, legal fees, delay and disruption costs related to such defects, and interest on such amounts. The claim also includes amounts in respect of liabilities that Mowlem accepted in connection with a settlement agreement it entered into with the Ministry of Defence and which it claims are attributable to D&S. D&S believes it has good and meritorious defenses to the Mowlem claim. D&S has denied liability and has asserted a counterclaim for approximately 11.6 million British pounds sterling (approximately $22.7 million) for certain design, labor and delay and disruption costs incurred by D&S in connection with its subcontract with Mowlem.

A civil action, (the "First Anti-Trust Action") is pending against our subsidiary Forest Electric Corp. ("Forest") and seven other defendants in the United States District Court for the Southern District of New York under the Sherman Act and New York common law by competitors whose employees are not members of International Brotherhood of Electrical Workers, Local #3 (the "IBEW"). The action alleges, among other things, that Forest, six other electrical contractors and the IBEW from at least 1996 through 2002, conspired to prevent competition and to monopolize the market for telecommunications wiring services in the New York City area thereby excluding plaintiffs from wiring jobs in that market. Plaintiffs allege they have lost profits as a result of this concerted activity and seek damages in the amount of $50.0 million after trebling plus attorney's fees and unspecified compensatory and punitive damages on their common law claims. However, plaintiffs' damages expert has stated in his pre-trial deposition that he estimates plaintiffs' total damages of $8.7 million before trebling. Forest has denied the allegations of wrongdoing set forth in the complaint, and pre-trial discovery has been completed. No trial date has been set by the Court. Defendants are scheduled to move for summary judgment dismissing all claims in February 2007. The parties do not know when the motion will be decided, and there is no assurance that the motion will be granted in the action.

Another civil action (the "Second Anti-Trust Action") is pending against Forest and seven other defendants in the United States District Court for the Southern District of New York under the Sherman Act and New York common law by a competitor, who is one of the plaintiffs in the First Anti-Trust Action described above, and whose employees are not members of the IBEW. The Second Anti-Trust Action alleges, among other things, that Forest, six other electrical contractors (four of whom were named as defendants in the First Anti-Trust Action) and the IBEW conspired from at least January 2003 to prevent competition in the market for telecommunications wiring services in the New York City area thereby excluding plaintiffs from wiring jobs in that market. Plaintiff alleges that it lost profits as a result of the concerted activity and seeks an undetermined amount of damages for its anti-trust claims, which it seeks to have trebled, plus attorneys' fees and alleges $30.0 million in compensatory damages and unspecified punitive damages for its common law claims. Forest has not yet answered the complaint.

We are involved in other proceedings in which damages and claims have been asserted against us. We believe that we have a number of valid defenses to such proceedings and claims and intend to vigorously defend ourselves and do not believe that any significant liabilities will result.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of EMCOR Group, Inc.:

We have audited the accompanying consolidated balance sheets of EMCOR Group, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, cash flows, and stockholders' equity and comprehensive income for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed on Schedule II in Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EMCOR Group, Inc. and Subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note B to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123(R) (revised 2004), "Share-Based Payment" and Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" in fiscal year 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of EMCOR Group, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2007 expressed an unqualified opinion thereon.

Stamford, Connecticut
February 20, 2007

/S/ ERNST & YOUNG LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of EMCOR Group, Inc.:

We have audited management's assessment, included in the accompanying Management's Report of Internal Control over Financial Reporting, that EMCOR Group, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). EMCOR Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that EMCOR Group, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, EMCOR Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of EMCOR Group, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, cash flows, and stockholders' equity and comprehensive income for each of the three years in the period ended December 31, 2006 of EMCOR Group, Inc. and our report dated February 20, 2007 expressed an unqualified opinion thereon.

Stamford, Connecticut
February 20, 2007

/S/ ERNST & YOUNG LLP

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Based on an evaluation of our disclosure controls and procedures (as required by Rules 13a-15(b) of the Securities Exchange Act of 1934), our Chairman of the Board and Chief Executive Officer, Frank T. MacInnis, and our Chief Financial Officer, Mark A. Pompa, have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) are effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934). Our internal control over financial reporting is a process designed with the participation of our principal executive officer and principal financial officer or persons performing similar functions to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting includes policies and procedures that: (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, our disclosure controls and procedures may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2006, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management has determined that EMCOR's internal control over financial reporting is effective as of December 31, 2006.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report appearing in this Annual Report on Form 10-K, which such report expressed unqualified opinions on our management's assessment and on the effectiveness of our internal control over financial reporting as of December 31, 2006.

Changes in Internal Control over Financial Reporting

In addition, our management with the participation of our principal executive officer and principal financial officer or persons performing similar functions has determined that no change in our internal control over financial reporting occurred during the fourth quarter of our fiscal year ended December 31, 2006 that has materially affected, or is (as that term is defined in Rules 13(a)-15(f) and 15(d)-15(f) of the Securities Exchange Act of 1934) reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE OF THE REGISTRANT

The information required by this Item 10 with respect to directors is incorporated herein by reference to the Section of our definitive Proxy Statement for the 2007 Annual Meeting of Stockholders entitled "Election of Directors", which Proxy Statement is to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year to which this Form 10-K relates (the "Proxy Statement"). The information required by this Item 10 concerning compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated herein by reference to the sections of the Proxy Statement entitled "Section 16(a) Beneficial Ownership Reporting Compliance". The information required by this Item 10 concerning the Audit Committee of our Board of Directors and Audit Committee financial experts is incorporated by reference to the section of the Proxy Statement entitled "Meetings and Committees of the Board of Directors" and "Corporate Governance". Information regarding our executive officers is contained in Part I of this Form 10-K following Item 4 under the heading "Executive Officers of the Registrant". We have adopted a Code of Ethics that applies to our chief executive officer and our senior financial officers, a copy of which is filed as an Exhibit hereto.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated herein by reference to the sections of the Proxy Statement entitled "Compensation Discussion and Analysis", "Executive Compensation and Related Information", "Potential Post Employment Payments", "Compensation of Directors", "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report".

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 (other than the information required by Section 201 (d) of Regulation S-K, which is set forth in Part II, Item 5 of this Form 10-K) is incorporated herein by reference to the sections of the Proxy Statement entitled "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management".

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated herein by reference to the sections of the Proxy Statement entitled "Related Party Transactions" and "Corporate Governance".

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Except as set forth below, the information required by this Item 14 is incorporated herein by reference to the section of the Proxy Statement entitled "Ratification of Appointment of Independent Auditors".

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) The following consolidated financial statements of EMCOR Group, Inc. and Subsidiaries are included in Part II, Item 8:

Financial Statements:

Consolidated Balance Sheets — December 31, 2006 and 2005

Consolidated Statements of Operations — Years Ended December 31, 2006, 2005 and 2004

Consolidated Statements of Cash Flows — Years Ended December 31, 2006, 2005 and 2004

Consolidated Statements of Stockholders' Equity and Comprehensive Income — Years Ended December 31, 2006, 2005 and 2004

Notes to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm

(a)(2) The following financial statement schedules are included in this Form 10-K report:

Schedule II — Valuation and Qualifying Accounts

All other schedules are omitted because they are not required, are inapplicable, or the information is otherwise shown in the consolidated financial statements or notes thereto.

(a)(3) The exhibits listed on the Exhibit Index are filed herewith in response to this Item.

Schedule II

EMCOR Group, Inc.
and Subsidiaries

VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Description	Balance at Beginning of Year	Costs and Expenses	Additions Charged To Other Accounts (1)	Deductions (2)	Balance at End of Year
Allowance for doubtful accounts					
Year Ended December 31, 2006	$29,973	1,112	957	(7,021)	$25,021
Year Ended December 31, 2005	$36,185	8,457	(540)	(14,129)	$29,973
Year Ended December 31, 2004	$43,706	7,026	—	(14,547)	$36,185

(1) Amount principally relates to business acquisitions and divestitures.

(2) Deductions represent uncollectible balances of accounts receivable written off, net of recoveries.

EMCOR GROUP, INC.
and Subsidiaries

EXHIBIT INDEX

Exhibit No.	Description	Incorporated By Reference to or Page Number
2(a)	Purchase Agreement dated as of February 11, 2002 by and among Comfort Systems USA, Inc. and EMCOR-CSI Holding Co.	Exhibit 2.1 to EMCOR's Report on Form 8-K dated February 14, 2002
3(a-1)	Restated Certificate of Incorporation of EMCOR filed December 15, 1994	Exhibit 3(a-5) to Form 10
3(a-2)	Amendment dated November 28, 1995 to the Restated Certificate of Incorporation of EMCOR	Exhibit 3(a-2) to EMCOR's Annual Report on Form 10-K for the year ended December 31, 1995 ("1995 Form 10-K")
3(a-3)	Amendment dated February 12, 1998 to the Restated Certificate of Incorporation	Exhibit 3(a-3) to EMCOR's Annual Report on Form 10-K for the year ended December 31, 1997 ("1997 Form 10-K")
3(a-4)	Amendment dated January 27, 2006 to the Restated Certificate of Incorporation	Exhibit 3(a-4) to EMCOR's Annual Report for the year ended December 31, 2006 ("2006 Form 10-K")
3(b)	Amended and Restated By-Laws	Exhibit 3(b) to EMCOR's Annual Report on Form 10-K for the year ended December 31, 1998 ("1998 Form 10-K")
3(c)	Rights Agreement dated March 3, 1997 between EMCOR and Bank of New York	Exhibit 1 to EMCOR's Report on Form 8-K dated March 3, 1997
4(a)	U.S. $375,000,000 Credit Agreement dated October 14, 2005 by and among EMCOR Group, Inc and certain of its subsidiaries and Harris N.A. individually and as Agent for the Lenders which are or become parties thereto (the "Credit Agreement")	Exhibit 4 to EMCOR's Report on Form 8-K (Date of Report October 17, 2005)
4(b)	Assignment and Acceptance dated October 14, 2005 between Harris Nesbitt Financing, Inc. ("HNF") as assignor, and Bank of Montreal, as assignee of 100% interest of HNF in the Credit Agreement to Bank of Montreal	Exhibit 4(b) to 2006 Form 10-K
4(c)	Commitment Amount Increase Request dated November 21, 2005 between EMCOR and the Northern Trust Company effective November 29, 2005 pursuant to Section 1.10 of the Credit Agreement	Exhibit 4(c) to 2006 Form 10-K
4(d)	Commitment Amount Increase Request dated November 21, 2005 between EMCOR and Bank of Montreal effective November 29, 2005 pursuant to Section 1.10 of the Credit Agreement	Exhibit 4(d) to 2006 Form 10-K
4(e)	Commitment Amount Increase Request dated November 21, 2005 between EMCOR and National City Bank of Indiana effective November 29, 2005 pursuant to Section 1.10 of the Credit Agreement	Exhibit 4(e) to 2006 Form 10-K
4(f)	Assignment and Acceptance dated November 29, 2005 between Bank of Montreal, as assignor, and Fifth Third Bank, as assignee, of 30% interest of Bank of Montreal in the Credit Agreement to Fifth Third Bank	Exhibit 4(f) to 2006 Form 10-K

EMCOR GROUP, INC.
and Subsidiaries

EXHIBIT INDEX

Exhibit No.	Description	Incorporated By Reference to or Page Number
4(g)	Assignment and Acceptance dated November 29, 2005 between Bank of Montreal, as assignor, and Northern Trust Company, as assignee, of 20% interest of Bank of Montreal in the Credit Agreement to Northern Trust Company	Exhibit 4(g) to 2006 Form 10-K
10(a)	Severance Agreement between EMCOR and Frank T. MacInnis	Exhibit 10.2 to EMCOR's Report on Form 8-K (Date of Report April 25, 2005) ("April 2005 Form 8-K")
10(b)	Form of Severance Agreement between EMCOR and each of Sheldon I. Cammaker, Leicle E. Chesser, R. Kevin Matz and Mark A. Pompa	Exhibit 10.1 to the April 2005 Form 8-K
10(c)	Letter Agreement dated October 12, 2004 between Anthony Guzzi and EMCOR (the "Guzzi Letter Agreement")	Exhibit 10.1 to EMCOR's Report on Form 8-K (Date of Report October 12, 2004)
10(d)	Form of Confidentiality Agreement	Exhibit C to Guzzi Letter Agreement
10(e)	Form of Indemnification Agreement between EMCOR and each of its officers and directors	Exhibit F to Guzzi Letter Agreement
10(f)	Severance Agreement dated October 25, 2005 between Anthony Guzzi and EMCOR	Exhibit D to the Guzzi Letter Agreement
10(g-1)	1994 Management Stock Option Plan ("1994 Option Plan")	Exhibit 10(o) to Form 10
10(g-2)	Amendment to Section 12 of the 1994 Option Plan	Exhibit (g-2) to EMCOR's Annual Report on Form 10-K for the year ended December 31, 2001 ("2001 Form 10-K")
10(g-3)	Amendment to Section 13 of the 1994 Option Plan	Exhibit (g-3) to 2001 Form 10-K
10(h-1)	1995 Non-Employee Directors' Non-Qualified Stock Option Plan ("1995 Option Plan")	Exhibit 10(p) to 2001 Form 10-K
10(h-2)	Amendment to Section 10 of the 1995 Option Plan	Exhibit (h-2) to 2001 Form 10-K
10(i-1)	1997 Non-Employee Directors' Non-Qualified Stock Option Plan ("1997 Option Plan")	Exhibit 10(k) to EMCOR's Annual Report on Form 10-K for the year ended December 31, 1999 ("1999 Form 10-K")
10(i-2)	Amendment to Section 9 of the 1997 Option Plan	Exhibit 10(i-2) to 2001 Form 10-K
10(j)	1997 Stock Plan for Directors	Exhibit 10(l) to 1999 Form 10-K
10(k-1)	Continuity Agreement dated as of June 22, 1998 between Frank T. MacInnis and EMCOR ("MacInnis Continuity Agreement")	Exhibit 10(a) to EMCOR's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 ("June 1998 Form 10-Q")
10(k-2)	Amendment dated as of May 4, 1999 to MacInnis Continuity Agreement	Exhibit 10(h) for the quarter ended June 30, 1999 ("June 1999 Form 10-Q")
10(l-1)	Continuity Agreement dated as of June 22, 1998 between Sheldon I. Cammaker and EMCOR ("Cammaker Continuity Agreement")	Exhibit 10(c) to the June 1998 Form 10-Q
10(l-2)	Amendment dated as of May 4, 1999 to Cammaker Continuity Agreement	Exhibit 10(i) to the June 1999 Form 10-Q
10(m-1)	Continuity Agreement dated as of June 22, 1998 between Leicle E. Chesser and EMCOR ("Chesser Continuity Agreement")	Exhibit 10(d) to the June 1998 Form 10-Q

EMCOR GROUP, INC.
and Subsidiaries

EXHIBIT INDEX

Exhibit No.	Description	Incorporated By Reference to or Page Number
10(m-2)	Amendment dated as of May 4, 1999 to Chesser Continuity Agreement	Exhibit 10(j) to the June 1999 Form 10-Q
10(n-1)	Continuity Agreement dated as of June 22, 1998 between R. Kevin Matz and EMCOR ("Matz Continuity Agreement")	Exhibit 10(f) to the June 1998 Form 10-Q
10(n-2)	Amendment dated as of May 4, 1999 to Matz Continuity Agreement	Exhibit 10(m) to the June 1999 Form 10-Q
10(n-3)	Amendment dated as of January 1, 2002 to Matz Continuity Agreement	Exhibit 10(o-3) to Form 10-Q for the quarter ended March 31, 2002 ("March 2002 Form 10-Q")
10(o-1)	Continuity Agreement dated as of June 22, 1998 between Mark A. Pompa and EMCOR ("Pompa Continuity Agreement")	Exhibit 10(g) to the June 1998 Form 10-Q
10(o-2)	Amendment dated as of May 4, 1999 to Pompa Continuity Agreement	Exhibit 10(n) to the June 1999 Form 10-Q
10(o-3)	Amendment dated as of January 1, 2002 to Pompa Continuity Agreement	Exhibit 10(p-3) to the March 2002 Form 10-Q
10(p)	Change of Control Agreement dated as of October 25, 2004	Exhibit E to Guzzi Letter Agreement between Anthony Guzzi ("Guzzi") and EMCOR
10(q-1)	Executive Stock Bonus Plan, as amended (the "Stock Bonus Plan")	Exhibit 4.1 to EMCOR's Registration Statement on Form S-8 (No. 333-112940 filed with the Securities and Exchange Commission on February 18, 2004 ("2004 Form S-8")
10(q-2)	Form of Certificate Representing Restrictive Stock Units ("RSU's") issued under the Stock Bonus Plan Manditorily Awarded	Exhibit 10.1 to EMCOR's Report on Form 8-K (Date of Report March 4, 2005) (the "March 4, 2005 Form 8-K")
10(q-3)	Form of Certificate Representing RSU's issued under the Stock Bonus Plan Voluntarily Awarded	Exhibit 10.2 to March 4, 2005 Form 8-K
10(r)	Incentive Plan for Senior Executive Officers of EMCOR Group, Inc. ("Incentive Plan for Senior Executives")	Exhibit 10.3 to March 4, 2005 Form 8-K
10(s)	First Amendment to Incentive Plan for Senior Executives	Exhibit 10(t) to 2006 Form 10-K
10(t)	EMCOR Group, Inc. Long-Term Incentive Plan	Exhibit 10 to Form 8-K (Date of Report December 15, 2005)
10(u-1)	2003 Non-Employee Directors' Stock Option Plan	Exhibit A to EMCOR's proxy statement ("2003 Proxy Statement") for its annual meeting held June 12, 2003
10(u-2)	First Amendment to 2003 Non-Employees Director Plan *	Page __
10(v-1)	2003 Management Stock Incentive Plan	Exhibit B to EMCOR's 2003 Proxy Statement
10(v-2)	Amendments to 2003 Management Stock Incentive Plan	Exhibit 10(t-2) to EMCOR's Annual Report on Form 10-K for the year ended December 31, 2003 ("2003 Form 10-K")

EMCOR GROUP, INC.
and Subsidiaries

EXHIBIT INDEX

Exhibit No.	Description	Incorporated By Reference to or Page Number
10(v-3)	Second Amendment to 2003 Management Stock Incentive Plan *	Page __
10(w)	Form of Stock Option Agreement evidencing grant of stock options under the 2003 Management Stock Incentive Plan	Exhibit 10.1 to Form 8-K (Date of Report January 5, 2005)
10(x)	Key Executive Incentive Bonus Plan	Exhibit B to EMCOR's Proxy Statement for its annual meeting held June 16, 2005 ("2005 Proxy Statement")
10(y)	2005 Management Stock Incentive Plan	Exhibit C to EMCOR's 2005 Proxy Statement
10(z)	First Amendment to 2005 Management Stock Incentive Plan *	Page __
10(a)(a-1)	2005 Stock Plan for Directors	Exhibit C to 2005 Proxy Statement
10(a)(a-2)	First Amendment to 2005 Stock Plan for Directors *	Page __
10(b)(b)	Option Agreement between EMCOR and Frank T. MacInnis dated May 5, 1999	Exhibit 4.4 to 2004 Form S-8
10(c)(c)	Form of EMCOR Option Agreement for Messrs. Frank T. MacInnis, Jeffrey M. Levy, Sheldon I. Cammaker, Leicle E. Chesser, R. Kevin Matz and Mark A. Pompa (collectively the "Executive Officers") for options granted January 4, 1999, January 3, 2000 and January 2, 2001	Exhibit 4.5 to 2004 Form S-8
10(d)(d)	Form of EMCOR Option Agreement for Executive Officers granted December 14, 2001	Exhibit 4.6 to 2004 Form S-8
10(e)(e)	Form of EMCOR Option Agreement for Executive Officers granted January 2, 2002, January 2, 2003 and January 2, 2004	Exhibit 4.7 to 2004 Form S-8
10(f)(f)	Form of EMCOR Option Agreement for Directors granted June 19, 2002, October 25, 2002 and February 27, 2003	Exhibit 4.8 to 2004 Form S-8
10(g)(g)	Form of EMCOR Option Agreement for Executive Officers and Guzzi dated January 3, 2005	Exhibit 10(g)(g) to 2005 Form 10-K
10(h)(h)	Release and Settlement Agreement dated February 25, 2004 between Jeffrey M. Levy and EMCOR	Exhibit 10 (a)(a) to EMCOR's Annual Report on Form 10-K for the year ended December 31, 2004 ("2004 Form 10-K")
10(i)(i)	Form of letter agreement between EMCOR and each Executive Officer with respect to acceleration of options granted January 2, 2003 and January 2, 2004	Exhibit 10(b)(b) to 2004 Form 10-K
11	Computation of Basic EPS and Diluted EPS for the years ended December 2006 and 2005*	Page __
14	Code of Ethics of EMCOR for Chief Executive Officer and Senior Financial Officers	Exhibit 14 to 2003 Form 10-K
21	List of Significant Subsidiaries *	Page __
23.1	Consent of Ernst & Young LLP *	Page __

EMCOR GROUP, INC.
and Subsidiaries

EXHIBIT INDEX

Exhibit No.	Description	Incorporated By Reference to or Page Number
31.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by the Chairman of the Board of Directors and Chief Executive Officer *	Page __
31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by the Executive Vice President and Chief Financial Officer *	Page __
32.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by the Chairman of the Board of Directors and Chief Executive Officer **	Page __
32.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by the Executive Vice President and Chief Financial Officer **	Page __

* Filed Herewith

** Furnished Herewith

Pursuant to Item 601(b)(4)(iii) of Regulation S-K, upon request of the Securities and Exchange Commission, the Registrant hereby undertakes to furnish a copy of any unfilled instrument which defines the rights of holders of long-term debt of the Registrant's subsidiaries.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EMCOR GROUP, INC.
(Registrant)

Date: February 22, 2007

by /s/ FRANK T. MACINNIS
Frank T. MacInnis
Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 22, 2007.

Signature	Title
/s/ FRANK T. MACINNIS Frank T. MacInnis	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
/s/ STEPHEN W. BERSHAD Stephen W. Bershad	Director
/s/ DAVID A. B. BROWN David A. B. Brown	Director
/s/ LARRY J. BUMP Larry J. Bump	Director
/s/ ALBERT FRIED, JR. Albert Fried, Jr.	Director
/s/ RICHARD F. HAMM, JR. Richard F. Hamm, Jr.	Director
/s/ MICHAEL T. YONKER Michael T. Yonker	Director
/s/ MARK A. POMPA Mark A. Pompa	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT 31.1

CERTIFICATION

I, Frank T. MacInnis, Chairman of the Board of Directors and Chief Executive Officer of EMCOR Group, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of EMCOR Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2007

/s/ FRANK T. MACINNIS

Frank T. MacInnis
Chairman of the Board of
Directors and
Chief Executive Officer

[This Page Intentionally Left Blank]

EXHIBIT 31.2

CERTIFICATION

I, Mark A. Pompa, Executive Vice President and Chief Financial Officer of EMCOR Group, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of EMCOR Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2007

/s/ MARK A. POMPA

Mark A. Pompa
Executive Vice President
and Chief Financial Officer

[This Page Intentionally Left Blank]

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of EMCOR Group, Inc. (the "Company") on Form 10-K for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Frank T. MacInnis, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 22, 2007

/s/ FRANK T. MACINNIS
Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of EMCOR Group, Inc. (the "Company") on Form 10-K for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark A. Pompa, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 22, 2007

/s/ MARK A. POMPA
Chief Financial Officer

[This Page Intentionally Left Blank]



Board of Directors

Frank T. MacInnis
Chairman of the Board and Chief Executive Officer of EMCOR Group, Inc.

Stephen W. Bershad
Chairman of the Board and Chief Executive Officer of Axsys Technologies, Inc., a manufacturer of electronic components and controls

David A. B. Brown
Chairman of the Board of Pride International, Inc., a provider of offshore drilling and related services, and Chairman of the Board of Layne Christensen Company, a provider of drilling services and related products.

Larry J. Bump
Private Investor and former Chairman of the Board of Willbros Group, Inc., an international engineering and construction company

Albert Fried, Jr.
Managing Member of Albert Fried & Company, LLC, a broker/dealer and member of the New York Stock Exchange

Richard F. Hamm, Jr.
Senior Vice President-Corporate Development, General Counsel, and Secretary of Dendreon Corp., a biotech company developing targeted therapies for the treatment of cancer

Michael T. Yonker
Former President and Chief Executive Officer of Portec, Inc., a diversified industrial products company

Corporate Officers

Frank T. MacInnis
Chairman of the Board and Chief Executive Officer

Anthony J. Guzzi
President and Chief Operating Officer

Sheldon I. Cammaker, Esq.
Executive Vice President, General Counsel, and Corporate Secretary

Mark A. Pompa
Executive Vice President and Chief Financial Officer

R. Kevin Matz
Senior Vice President Shared Services

William E. Feher
Vice President and Controller

Mava K. Heffler
Vice President Marketing and Communications

Joseph A. Puglisi
Vice President and Chief Information Officer

Rex C. Thrasher
Vice President Risk Management

Anthony R. Triano
Vice President Integrated Services

CORPORATE HEADQUARTERS

EMCOR Group
Norwalk, Connecticut, USA

INTERNATIONAL HEADQUARTERS

Comstock Canada
Burlington, Ontario, Canada

EMCOR Group (UK) plc
London, England, UK

CORE BUSINESS HEADQUARTERS

EMCOR Construction Services
McLean, VA

EMCOR Energy Services
Norwalk, CT

EMCOR Facilities Services
Norwalk, CT

EMCOR Facilities Knowledge Center
Phoenix, AZ



United States

WEST

Contra Costa Electric
Bakersfield, CA
Fresno, CA
Martinez, CA

Design Air
Kent, WA

Dynalectric Company
Portland, OR
San Diego, CA
Los Angeles, CA
San Francisco, CA

EMCOR Services Mesa Energy Systems
Hayward, CA
Irvine, CA
San Diego, CA
Fresno, CA
San José, CA
Sacramento, CA
Pleasanton, CA

EMCOR Services Hillcrest
Bakersfield, CA

KDC Systems
Los Alamitos, CA

Marelich Mechanical
Hayward, CA
Sacramento, CA

Trautman & Shreve
Denver, CO

University Marelich Mechanical
Anaheim, CA

University Mechanical & Engineering Contractors, Inc.
Tempe, AZ

Wasatch Electric
Salt Lake City, UT

SOUTHWEST

Border Electric/ Mechanical
El Paso, TX

Dynalectric Company
Lakewood, CO
Las Vegas, NV

Gowan
Houston, TX

Hansen Mechanical Contractors
Las Vegas, NV

University Mechanical & Engineering Contractors, Inc.
El Cajon, CA

MIDWEST

Advanced Systems Group
Fort Wayne, IN

Central Mechanical Construction
Manhattan, KS
Topeka, KS

DeBra-Kuempel
Cincinnati, OH

Dynalectric Company
Columbus, OH
Troy, MI

EMCOR Hyre Electric Company of Indiana
Highland, IN

EMCOR Services Midwest/Midwesco Services
Elmhurst, IL

The Fagan Company
Fort Scott, KS
Independence, MO
Kansas City, KS
Springfield, MO
Wichita, KS

Gibson Electric Technology & Solutions
Oak Brook, IL
Bannockburn, IL

Havel Bros.
Fort Wayne, IN
Indianapolis, IN
Kalamazoo, MI
South Bend, IN

Illingworth
Milwaukee, WI

Kilgust Mechanical
Madison, WI

Lowrie Electric
Bartlett, TN

Nogle & Black Mechanical
Urbana, IL

PACE Mechanical Services
Ann Arbor, MI
Westland, MI

S.A. Comunale
Barberton, OH
Cincinnati, OH
Cleveland, OH
Columbus, OH
Detroit, MI
Fremont, OH
Marion, OH
Warren, OH

Shambaugh & Son
Downers Grove, IL
Fort Wayne, IN
Indianapolis, IN
Lafayette, IN
Maumee, OH
Mishawaka, IN
Southfield, MI

Viox Services
Akron, OH
Cincinnati, OH
Columbus, IN

Walker-J-Walker
Memphis, TN

NEW YORK & NEW ENGLAND

Building Technology Engineers (BTE)
Boston, MA

EMCOR Services Betlem
Rochester, NY

EMCOR Services Fluidics/Labov
Pleasantville, NJ

EMCOR Services New England Mechanical (NEMSI)
Hartford, CT
New London, CT
Palmer, MA
Pawtucket, RI
Trumbull, CT
Vernon, CT

EMCOR Services New York/New Jersey
Long Island City, NY
Pompton Plains, NJ

EMCOR Services Northeast-CommAir/BALCO
Stoughton, MA

F&G Mechanical
Secaucus, NJ

Forest Electric
Edison, NJ
New York, NY

Heritage Mechanical Services
Deer Park, NY

J.C. Higgins Corp.
Stoughton, MA

Meadowlands Fire Protection
Secaucus, NJ

Penguin Air Conditioning
Brooklyn, NY

S.A. Comunale
Atlantic City, NJ
Phillipsburg, NJ

Tucker Mechanical
Meriden, CT

Welsbach Electric Corp.
College Point, NY

Welsbach Electric of Long Island
Plainview, NY

MID-ATLANTIC

Consolidated Engineering Services, Inc.
Arlington, VA
New York, NY

Duffy Mechanical
Upper Marlboro, MD

Dynalectric Company
Dulles, VA

EMCOR Services Combustioneer
Rockville, MD

EMCOR Services Fluidics
Philadelphia, PA

Poole & Kent Company- North
Baltimore, MD

R.S. Harritan & Company
Richmond, VA

S.A. Comunale
Johnstown, PA
Philadelphia, PA
Reading, PA
Washington, DC

SOUTHEAST

Dynalectric Company
Miramar, FL
Norcross, GA

EMCOR Services Aircond
Augusta, GA
Charlotte, NC
Columbia, SC
Dalton, GA
Greenville, SC
LaGrange, GA
Lawrenceville, GA
Macon, GA
Smyrna, GA

Poole & Kent Company of Florida
Miami, FL
Tampa, FL
West Palm Beach, FL



International

CANADA

Comstock Canada
Burlington, ON
Edmonton, AB
Hamilton, ON
London, ON
Sudbury, ON
Winnipeg, MB

Also:
Come By Chance, NFLD
Pickering, ON
Thunder Bay, ON

UNITED KINGDOM

EMCOR Group (UK) plc
Birmingham
Bristol
Bury St. Edmunds
Eastleigh
Hatfield
Leeds
London
Manchester
Sunderland



Other Information

Corporate Headquarters
EMCOR Group, Inc.
301 Merritt Seven
Norwalk, Connecticut 06851
203.849.7800
www.emcorgroup.com

Common Stock Transfer Agent and Registrar
Bank of New York
101 Barclay Street
New York, New York 10286
800.524.4458

Independent Auditors
Ernst & Young LLP
1111 Summer Street
Stamford, Connecticut 06905

New York Stock Exchange Information
The Common Stock of EMCOR Group, Inc., is traded on the New York Stock Exchange under the symbol "EME".

Additional copies of the Company's Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission are available without charge upon written request to: Investor Relations, EMCOR Group, Inc., 301 Merritt Seven, Norwalk, Connecticut 06851.

Certifications by the Chief Executive Officer and Chief Financial Officer of the Company required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits to the Company's Form 10-K for the 2006 fiscal year. The Company's Chief Executive Officer has also submitted to the New York Stock Exchange ("NYSE") a certificate certifying that he is not aware of any violations by the Company of the NYSE corporate governance listing standards.

Comparative Five-Year Total Returns


$300
$250
$200
$150
$100
$50
$0
12/31/01
3/31/02
7/30/02
9/30/02
12/31/02
3/31/03
7/30/03
9/30/03
12/31/03
3/31/04
7/30/04
9/30/04
12/31/04
3/31/05
7/30/05
9/30/05
12/31/05
3/31/06
7/30/06
9/30/06
12/31/06
EMCOR
Russell 2000 Index
Dow Jones Heavy Construction Index

The graph assumes that $100 was invested on December 31, 2001, in common stock of EMCOR Group, Inc. and in each of the indices and assumes reinvestment of all dividends.



ENVIRONMENTAL NOTES:

This annual report was printed on Mohawk Paper Mills Options 30% Recycled. The paper is manufactured entirely with wind-generated electricity and is acid free. This project used 18,315 lbs of paper and the savings and benefits derived from using post-consumer recycled fiber instead of virgin fiber are as follows:

→ Preserved 52.75 **trees** for the future.

→ Saved 22,406 **gallons** of wastewater flow.

→ Conserved 37,362,000 **BTU's** of energy.

→ Prevented 2.21 **tonnes** of greenhouse gases.




MOHAWK

Design: Allen Design Associates, Glastonbury, CT **Illustration:** Jeff West



EMCOR Group, Inc.
301 Merritt Seven
Norwalk, CT 06851 USA

1.866.890.7794

emcor_info@emcorgroup.com
www.emcorgroup.com



END

EME
LISTED
NYSE